NORTHGATE MINERALS CORPORATION

406 – 815 Hornby Street
Vancouver, British Columbia
V6Z 2E6

INFORMATION CIRCULAR
as at March 1, 2007

                          This Information Circular is provided in connection with the solicitation of proxies by the management of NORTHGATE MINERALS CORPORATION (the “Corporation”) for use at the annual and special meeting (the “Meeting”) of its shareholders to be held on Friday, May 4, 2007, at the time and place and for the purposes set forth in the accompanying Notice of Meeting and at any adjournment thereof. Unless otherwise noted, information in this Information Circular is given as at March 1, 2007.

SOLICITATION OF PROXIES

                          The solicitation of proxies will be primarily by mail, but proxies may also be solicited personally or by telephone by directors, officers and regular employees of the Corporation. All costs of this solicitation will be borne by the Corporation. These officers and employees will receive no compensation other than their regular salaries but will be reimbursed for their reasonable expenses, which it is expected will not exceed Cdn. $1,000 in the aggregate.

APPOINTMENT AND REVOCATION OF PROXIES

                          The individuals named in the accompanying form of proxy are the Non-Executive Chairman of the Board and a director of the Corporation and the President and Chief Executive Officer and a director of the Corporation. A shareholder eligible to vote at the Meeting has the right to appoint a person, who need not be a shareholder, to attend and act for the shareholder and vote on the shareholder’s behalf at the Meeting other than either of the persons designated in the accompanying form of proxy, and may do so either by inserting the name of that other person in the blank space provided in the accompanying form of proxy or by completing another suitable form of proxy.

                          Shareholders are requested to date, sign and return the accompanying form of proxy for use at the Meeting if they are not able to attend the Meeting personally. To be effective, forms of proxy must be received by the Corporation’s registrar and transfer agent, Computershare Trust Company of Canada, no later than 48 hours (excluding Saturdays, Sundays and holidays) before the time of the Meeting (namely, by 10:00 a.m., Vancouver time, on May 2, 2007) or any adjournment thereof at which the proxy is to be used. Proxies delivered by regular mail should be addressed to Computershare Trust Company of Canada,

100 University Avenue, Toronto, Ontario, M5J 2Y1. Proxies delivered by facsimile must be sent to Computershare Trust Company of Canada, Attention: Proxy Department, at 416- 263-9524 or toll free 1-866-249-7775.

                          A shareholder who has given a proxy may revoke it by an instrument in writing duly executed and delivered either to Computershare Trust Company of Canada or to the registered office of the Corporation at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, that precedes any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or of any reconvening thereof, or in any other manner provided by law. A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

NON-REGISTERED HOLDERS

                          Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Corporation are “non-registered” shareholders because the common shares of the Corporation (the “Common Shares”) they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Common Shares. More particularly, a person is not a registered shareholder in respect of Common Shares which are held on behalf of that person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the Common Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and directors or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”)) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 Communication With Beneficial Owners of a Reporting Issuer of the Canadian Securities Administrators, the Corporation has distributed copies of the Notice of Meeting, Information Circular and form of proxy (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

                          Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies (such as ADP Investor Communications) to forward the Meeting Materials to Non-Registered Holders.

                          Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will receive either a voting instruction form or, less frequently, a form of proxy. Non-Registered Holders should follow the procedures set out below, depending on which type of form they receive.

(a)
Voting Instruction Form. In most cases, a Non-Registered Holder will receive, as part of the Meeting Materials, a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “proxy authorization form”) which the Intermediary must follow. If the Non-Registered Holder does not wish to attend and vote at the Meeting in person (or have another person attend and vote on the Non-Registered Holder’s behalf), the voting instruction form must be completed, signed and returned in accordance with the directions on the form. Voting instruction forms in some cases permit the completion of the voting instruction form by telephone or through the Internet. If a Non-Registered Holder wishes to attend and vote at the Meeting in person (or have another person attend and vote on the Non-Registered Holder’s behalf), the Non-Registered Holder must strike out the names of the persons named in the form and insert the Non-Registered Holder’s (or such other person’s) name in the blank space provided and complete, sign and return the voting instruction form in accordance with the directions provided. A form of proxy giving the right to attend and vote will then be forwarded to the Non-Registered Holder.

(b)
Form of Proxy. Less frequently, a Non-Registered Holder will receive, as part of the Meeting Materials, a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of Common Shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. If the Non-Registered Holder does not wish to attend and vote at the Meeting in person (or have another person attend and vote on the Non-Registered Holder’s behalf), the Non-Registered Holder must complete the form of proxy and deposit it with Computershare Trust Company of Canada as provided above. If a Non-Registered Holder wishes to attend and vote at the Meeting in person (or have another person attend and vote on the Non-Registered Holder’s behalf), the Non-Registered Holder must strike out the names of the persons named in the proxy and insert the Non-Registered Holder’s (or such other person’s) name in the blank space provided. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy.

                          In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Common Shares which they beneficially own. Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

EXERCISE OF DISCRETION

                          The nominees named in the accompanying form of proxy will vote or withhold from voting the Common Shares represented thereby in accordance with the instructions of the shareholder on any ballot that may be called for. The proxy will confer discretionary authority on the nominees named therein with respect to:

(a)	each matter or group of matters identified therein for which a choice is not specified; and

(b)	any other matter, including amendments to any of the foregoing, as may properly come before the Meeting or any adjournment thereof.

                          In respect of a matter for which a choice is not specified in the proxy, or unless otherwise provided for in the proxy, the nominees named in the accompanying form of proxy will vote Common Shares represented by the proxy for the approval of such matter.

                          As of the date of this Information Circular, management of the Corporation knows of no amendment, variation or other matter that may come before the Meeting, but if any amendment, variation or other matter properly comes before the Meeting each nominee intends to vote thereon in accordance with the nominee’s best judgment.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

                          As at December 31, 2006, there were 253,700,033 Common Shares issued and outstanding and as at March 1, 2007, there were 254,115,058 Common Shares issued and outstanding, each carrying the right to one vote at a meeting of the shareholders of the Corporation. Two individuals present in person, each being a shareholder entitled to vote thereat or being a duly appointed proxy for an absent shareholder so entitled, and holding or representing by proxy in the aggregate at least 10% of the Common Shares entitled to vote thereat, shall constitute a quorum.

                          Only shareholders of record at the close of business on March 5, 2007, who either attend the Meeting personally or complete, sign and deliver a form of proxy in the manner and subject to the provisions described above, will be entitled to vote or to have their Common Shares voted at the Meeting. Provided that to the extent that a shareholder transfers the ownership of any of its Common Shares after the record date and the transferee of those Common Shares establishes that it owns such Common Shares and demands not later than 10 days before the Meeting that its name be included in the shareholders’ list prepared in respect of the Meeting, such transferee is entitled to vote such Common Shares at the Meeting.

                          Pursuant to the Business Corporations Act (British Columbia) (the “Business Corporations Act”), all resolutions placed before the meeting will be ordinary resolutions requiring the approval of a simple majority of the votes cast in respect of the resolution.

                          To the knowledge of the directors and executive officers of the Corporation, as of March 1, 2007, no person or entity beneficially owned, directly or indirectly, or exercised control or direction over, Common Shares carrying 10% or more of the voting rights attached to all outstanding Common Shares of the Corporation.

ELECTRONIC DELIVERY

                          Each year, the Corporation delivers documentation to shareholders, such as this Information Circular and the Annual Report, that must be delivered to shareholders of a public company by law. This documentation is also posted on www.sedar.com. In order to made this process more convenient, shareholders who so wish may be notified by e-mail when the Corporation’s documentation is posted in the “Investor Relations” section on the Corporation’s website (www.northgateminerals.com). Accordingly, such documentation will not be sent in paper form by mail. The Corporation believes that electronic delivery will benefit the environment and reduce its costs. Shareholders who do not consent to received documentation through e-mail notification will continue to receive such documentation by mail.

                          Registered shareholders can consent to electronic delivery by completing and returning the consent form accompanying this Information Circular to Computershare Trust Company of Canada. Unregistered shareholders (i.e., shares held through a securities broker, bank, trust company or other nominee) can consent to electronic delivery by completing and returning the appropriate form received from the applicable intermediary.

ELECTION OF DIRECTORS

                          The size of the board of directors is currently determined at eight. At the Meeting, shareholders will be asked to elect eight directors to succeed the present directors whose term of office will expire at the conclusion of the Meeting. Each director elected will hold office until the conclusion of the next annual general meeting of the Corporation at which a director is elected, unless the director’s office is earlier vacated in accordance with the Articles of the Corporation or the provisions of the Business Corporations Act.

                          The following table sets out the names of management’s nominees for election as directors, all offices in the Corporation each nominee now holds, the date of initial appointment of each nominee as a director of the Corporation, the number of Common Shares beneficially owned by each nominee, directly or indirectly, or over which control or direction is exercised by such nominee, as at March 1, 2007, and each nominee’s principal occupation, business or employment.

Name, Municipality of Residence and Office Held	Year of Appointment as Director	Number of Common Shares	Principal Occupation or Employment(1)

C. William Daniel, O.C. (3)(4)(6) Toronto , Ontario Director	2003	10,000	Corporate Director and Retired Petroleum Industry Executive

Patrick D. Downey, C.A. (2) (5) Freeport , Bahamas Director	1993	2,500	Retired Mining Company Executive

Douglas P. Hayhurst, F.C.A.(2)(6) West Vancouver , British Columbia	2006	10,000	Corporate Director and Retired IBM Business Consulting Services and PricewaterhouseCoopers Executive

Keith C. Hendrick (3)(4) Toronto , Ontario Director	2003	3,000	Retired Mining Company Executive and Corporate Director

Klaus V. Konigsmann(4) Oakville , Ontario Director	2003	4,000	Retired Mining Company Executive and Business Consultant

Terrence A. Lyons (3)(5)(7) Vancouver , British Columbia Non-Executive Chairman of the Board and a Director	1993	170,000	Non-Executive Chairman of the Board of the Corporation

Conrad A. Pinette (2)(6) Vancouver , BC Director	2005	10,000	President, Condor Holdings Inc.; Chairman of the Board of Finning International Inc.

Kenneth G. Stowe(4)(5) Oakville , Ontario President and Chief Executive Officer and a Director	2001	192,386	President and Chief Executive Officer of the Corporation

(1)
The information as to principal occupation, business or employment and Common Shares beneficially owned or controlled is not within the knowledge of management of the Corporation and has been furnished by the respective nominees.

(2)	Member of the Audit Committee.

(3)	Member of the Compensation and Corporate Governance Committee.

(4)	Member of the Health, Safety and Environment Committee.

(5)	Member of the Hedging Committee.

(6)	Member of the Mergers & Acquisitions Committee.

(7)
Terrence A. Lyons is a director and executive officer of FT Capital Ltd., a company which is currently subject to cease trade orders in each of the provinces of British Columbia, Alberta, Manitoba and Ontario due to the failure of FT Capital Ltd. to file financial statements since the financial year ended December 31, 2001. Terrence A. Lyons is also a director of Royal Oak Ventures Inc., a company which is currently subject to cease trade orders in each of the provinces of British Columbia, Alberta, Ontario and Quebec due to the failure of Royal Oak Ventures Inc. to file financial statements since the financial year ended December 31, 2003. Both FT Capital Ltd. and Royal Oak Ventures Inc. are undergoing corporate and financial restructurings and Mr. Lyons was elected to the board of directors of these companies because of his valuable experience and expertise in restructurings of this kind.

APPOINTMENT AND REMUNERATION OF AUDITORS

                          KPMG LLP, Chartered Accountants, of Vancouver, British Columbia, will be nominated at the Meeting for reappointment as auditors of the Corporation at a remuneration to be fixed by the directors.

RE-APPROVAL OF SHAREHOLDER RIGHTS PLAN

                          On May 14, 2004, the shareholders of the Corporation at the 2004 annual meeting adopted a shareholders rights plan dated March 11, 2004 (the “Shareholder Rights Plan”). Shareholders of the Corporation will be asked to consider and, if thought advisable, to pass at the Meeting, with or without modifications, an ordinary resolution (the “Shareholder’s Rights Plan Resolution”) in the form set out in Schedule A attached hereto approving and ratifying and confirming the adoption of the Shareholder Rights Plan. The Shareholder Rights Plan, which was unanimously adopted by the board of directors on March 11, 2004, is contained in an agreement entered into with Computershare Trust Company of Canada as of March 11, 2004, a copy of which is attached hereto as Schedule B. The Shareholder Rights Plan became effective March 11, 2004 and will continue in effect unless the Shareholder Rights Plan Resolution is not approved by a majority of the shareholders at the Meeting. The purpose of the Shareholder Rights Plan is to ensure equal treatment of all shareholders in the event of a bid for the Corporation and to provide the board of directors with an adequate amount of time to evaluate a bid for the Corporation.

                          The Corporation engaged Fairvest Corporation (now known as, Institutional Shareholder Services Canada Corp.) to review the Shareholder Rights Plan and to advise of any suggested changes in light of recent developments in corporate governance, shareholder rights plans and its experience with the institutional investor community. The Shareholder Rights Plan incorporates the comments and suggestions received from Fairvest Corporation at that time.

Existing Legislative Framework

                          In considering whether to adopt the Shareholder Rights Plan, the board of directors considered the current legislative framework in Canada governing take-over bids. Under provincial securities legislation, a take-over bid generally means an offer to acquire outstanding voting or equity shares of a person or persons, where the shares subject to the offer to acquire, together with shares already owned by the bidder and certain related parties thereto, constitute in aggregate 20% or more of the outstanding shares at the date of the offer to acquire.

                          The existing legislative framework for take-over bids in Canada raises the following concerns for shareholders:

(a)
Time. Current legislation permits a take-over bid to expire 35 days after it is initiated. The board of directors is of the view that this is not sufficient time to permit shareholders to consider a take-over bid and make a reasoned and unhurried decision. In addition, the board of directors believes that this time limitation seriously diminishes the opportunity to maximize the value for shareholders by other means, including the solicitation of competitive bids or other transactions.

(b)
Pressure to Tender. A shareholder may feel compelled to tender to a take-over bid which the shareholder considers to be inadequate out of a concern that, in failing to do so, the shareholder may be left with illiquid or minority discounted

Common Shares. This possibility is particularly so in the case of a partial take-over bid for less than all of the Common Shares, where the bidder wishes to obtain a control position but does not wish to acquire all of the Common Shares. The Shareholder Rights Plan provides a shareholder approval mechanism which is intended to ensure that a shareholder can separate the decision to tender from the approval or disapproval of a particular take-over bid.

(c)
Unequal Treatment: Full Value. The board of directors is concerned that a person seeking control might attempt, among other things, a gradual accumulation of Common Shares in the open market; the accumulation of a large block of Common Shares in a highly compressed period of time from institutional shareholders and professional speculators or arbitrageurs; a partial offer that unfairly pressures shareholders; or an offer for any or all of the Common Shares at what the board of directors considers to be less than full and fair value. The Shareholder Rights Plan effectively prohibits the acquisition of more than 20% of the outstanding Common Shares in such a manner. The Shareholder Rights Plan is designed to encourage any bidder to provide shareholders with equal treatment in a take-over situation and full value for their investment.

Summary of the Plan

                          A summary of the principal terms of the Shareholder Rights Plan is set forth below.

(a)	Effective Date. The effective date of the Shareholder Rights Plan is March 11, 2004 (the “Effective Date”).

(b)
Term. The Shareholder Rights Plan will terminate on the sixth anniversary of the Effective Date, subject to ratification by the shareholders at the Meeting and to reconfirmation by shareholders at the third annual general meeting thereafter.

(c)
Shareholder Approval. For the Shareholder Rights Plan to continue in effect following the Meeting, the Shareholder Rights Plan Resolution must be approved by a majority of the votes cast at the Meeting by shareholders voting in person and by proxy.

(d)	Issue of Rights. On the Effective Date, one right (a “Right”) is issued and attached to each Common Share outstanding and will attach to each Common Share subsequently issued.

(e)
Rights Exercise Privilege. The Rights will separate from the Common Shares and will be exercisable eight business days (or such later business day as may be determined by the board of directors) (the “Separation Time”) after a person has acquired, or commences or publicly announces or discloses its intention to commence a take-over bid to acquire, 20% or more of the Common Shares, other than by an acquisition pursuant to a take-over bid permitted by the Shareholder

Rights Plan (a “Permitted Bid”). The acquisition by any person (an “Acquiring Person”) of 20% or more of the Common Shares, other than by way of a Permitted Bid, is referred to as a “Flip-in Event”. Any Rights held by an Acquiring Person will become void upon the occurrence of a Flip-in Event. From and after the Separation Time, each Right (other than those held by the Acquiring Person), will permit the purchase of Cdn. $100 worth of Common Shares (at the market price on the date of the Flip-in Event) for Cdn. $50 (i.e., at a 50% discount). The issue of the Rights is not initially dilutive; however, upon a Flip-in Event occurring and the Rights separating from the Common Shares, reported earnings per Common Share on a fully diluted or non-diluted basis may be affected. Holders of Rights not exercising their Rights upon the occurrence of a Flip-in Event may suffer substantial dilution.

(f)
Certificates and Transferability. Prior to the Separation Time, the Rights will be evidenced by a legend imprinted on certificates for Common Shares issued from and after the Effective Date and will not be transferable separately from the Common Shares. From and after the Separation Time, the Rights will be evidenced by Rights certificates which will be transferable and traded separately from the Common Shares.

(g)	Permitted Bid Requirements. The requirements for a Permitted Bid include the following:

(i)	the take-over bid must be made by way of a take-over bid circular;

(ii)	the take-over bid must be made to all holders of Common Shares;

(iii)
the take-over bid must be outstanding for a minimum period of 60 days and Common Shares tendered pursuant to the take-over bid may not be taken up and paid for prior to the expiry of such 60-day period and only if at such time more than 50% of the Common Shares held by shareholders other than the bidder, its affiliates and persons acting jointly or in concert with the bidder (collectively, the “Independent Shareholders”) have been tendered to the take-over bid and not withdrawn;

(iv)	the Common Shares deposited pursuant to the take-over bid may be withdrawn until taken up and paid for; and

(v)
if more than 50% of the Common Shares held by Independent Shareholders are tendered to the take-over bid within such 60-day period, then the bidder must make a public announcement of that fact and the take-over bid must remain open for deposits of Common Shares for an additional 10 business days from the date of such public announcement.

The Shareholder Rights Plan allows for a competing Permitted Bid (a “Competing Permitted Bid”) to be made while a Permitted Bid is in existence. A Competing

Permitted Bid must satisfy all of the requirements of a Permitted Bid except that it may expire on the same date as the Permitted Bid.

(h)
Waiver and Redemption. The board of directors may, prior to the Flip-in Event, waive the dilutive effects of the Shareholder Rights Plan in respect of a particular Flip-in Event resulting from a take-over bid made by way of a take-over bid circular to all holders of Common Shares, or to waive one or more of the requirements of a Permitted Bid, or a Competing Permitted Bid, in which event such waiver would be deemed also to be a waiver in respect of any other Flip-in Event, and any such requirement, occurring under a take-over bid made by way of a take-over bid circular to all holders of Common Shares. The board of directors may also waive the Shareholder Rights Plan in respect of a particular Flip-in Event that has occurred through inadvertence, provided that the Acquiring Person that inadvertently triggered such Flip-in Event reduces its beneficial holdings to less than 20% of the outstanding voting shares of the Corporation within 14 days or such later date as may be specified by the board of directors. With the majority consent of shareholders or Rights holders at any time prior to the later of a Flip-in Event and the Separation time, the board of directors may at its option redeem all, but not less than all, of the outstanding Rights at a price of Cdn. $0.00001 each.

(i)
Exemptions for Investment Advisors. Investment advisors (for client accounts), trust companies (acting in their capacities as trustees and administrators), statutory bodies managing investment funds (for employee benefit plans, pension plans, insurance plans or various public bodies) and administrators or trustees of registered pension funds or plans acquiring greater than 20% of the Common Shares are exempted from triggering a Flip-in Event, provided that they are not making, or are not part of a group making, or proposing to make or participate in, or has not announced a current intention to make, a take-over bid.

(j)
Exemptions for Lock-up Agreements. A person is deemed not to be the beneficial owner of Common Shares if the holder of such Common Shares has agreed to deposit or tender its Common Shares pursuant to a “Permitted Lock-up Agreement” to a take-over bid (the “Lock-up Bid”) made by such person. In order for an agreement to constitute a Permitted Lock-up Agreement, certain conditions must be met including, among other things, (i) any “break-up” fees payable by the tendering shareholder, cannot exceed in the aggregate the greater of the cash equivalent of 2.5% of the price or value of the consideration payable under the Lock-up Bid and 50% of the amount by which the price or value of the consideration payable under another take-over bid or transaction exceeds the price or value of the consideration that would have been received under the Lock-up Bid and (ii) the terms of such agreement are publicly disclosed and a copy of which is made available to the public (including to the Corporation) and the Permitted Lock-up Agreement permits the tendering shareholder to withdraw its Common Shares in order to deposit or tender the Common Shares to another take-over bid or support another transaction where the price or value offered under such other bid is at least 7% higher than the price or value offered under the

Lock-up Bid or the number of Common Shares to be purchased under another take-over bid or transaction is at least 7% more than the number proposed to be purchased under the Lock-up Bid.

(k)
Supplements and Amendments. The Corporation is authorized to make amendments to the Shareholder Rights Plan to correct any clerical or typographical error or to maintain the validity of the Shareholder Rights Plan as a result of changes in law, regulation or rules. Prior to the Meeting, the Corporation is authorized to amend or supplement the Shareholder Rights Plan as the board of directors may in good faith deem necessary or desirable. No such amendments have been made to date. The Corporation will issue a press release relating to any significant amendment made to the Shareholder Rights Plan prior to the Meeting and will advise the shareholders of any such amendment at the Meeting. Other amendments or supplements to the Shareholder Rights Plan may be made with the prior approval of shareholders or Rights holders.

Canadian Federal Income Tax Consequences of the Shareholder Rights Plan

                          Under the Income Tax Act (Canada) (the “Tax Act”), the issue of the Rights under the Shareholder Rights Plan should not be a taxable benefit because the Rights are provided to all shareholders and the Rights are identical. The Corporation considers that the Rights, when issued, will have negligible monetary value, there being only a remote possibility that the Rights will ever be exercised. The Rights should be considered to be issued at no cost and, as a result, the holder of Rights may have income tax or be subject to withholding tax under the Tax Act if the holder of the Rights disposes of the Rights or disposes of the Common Shares granted upon exercise of the Rights.

                          This statement is of a general nature only and is not intended to constitute nor should it be construed as legal or tax advice to any particular holder of Common Shares. Such holders are advised to consult their own tax advisors regarding the consequences of acquiring, holding, exercising or otherwise disposing of their Rights, taking into account their own particular circumstances and applicable federal, provincial, territorial, state or foreign legislation.

                          The board of directors has determined that the Shareholder Rights Plan is in the best interests of the Corporation and the shareholders. The board of directors unanimously recommends that the shareholders vote in favor of the Shareholder Rights Plan Resolution in the form set out in Schedule A attached hereto.

APPROVAL OF 2007 SHARE OPTION PLAN

                          The board of directors of the Corporation has approved the 2007 Share Option Plan of the Corporation (the “2007 Share Option Plan”) to replace the Corporation’s existing employee share option plan (the “Old Share Option Plan”), subject to shareholder approval. The board of directors of the Corporation has adopted the 2007 Share Option Plan in order to update the Old Share Option Plan, which was created in 1985. Under the terms of the 2007 Share

Option Plan, the maximum number of Common Shares which may be granted under the 2007 Share Option Plan would be 14,000,000 Common Shares, including 4,655,340 Common Shares allocated to options granted by the Corporation under the Old Share Option Plan, representing approximately 5.5% of the issued and outstanding Common Shares as of December 31, 2006. The 2007 Share Option Plan does not provide for any increase in the number of Common Shares which may be granted under the Old Share Option Plan, being 9,710,752, which number of Common Shares has previously been approved by the shareholders.

                          Like the Old Share Option Plan, the purpose of the 2007 Share Option Plan is to attract and retain directors, officers, employees and service providers of the Corporation and to motivate them to advance the interests of the Corporation by aligning their interests with those of the shareholders of the Corporation by affording them with the opportunity to acquire an equity interest in the Corporation through options. The 2007 Share Option Plan has been prepared to comply with the Toronto Stock Exchange (the “TSX”) and American Stock Exchange (“AMEX”) policies as they exist at the time of this Information Circular. The 2007 Share Option Plan is subject to the approval of the TSX and compliance with AMEX listing requirements. If and when shareholder and regulatory approval is obtained, the implementation of the 2007 Share Option Plan will be at the sole discretion of the board of directors of the Corporation. Once the 2007 Share Option Plan has been implemented, no further options will be granted under the Old Share Option Plan.

                          The Corporation paid the required fee of $13,568 to Institutional Shareholder Services Canada Corp. (“ISS”) and asked ISS to review the 2007 Share Option Plan. The form of the 2007 Share Option Plan attached as Schedule C to this Information Circular reflects and accommodates all of the comments received from ISS.

Summary of the 2007 Share Option Plan

                          The following is a summary of the principal terms of the 2007 Share Option Plan. A copy of the 2007 Share Option Plan is attached as Schedule C to this Information Circular.

(a)	Effective Date. The 2007 Share Option Plan will be effective upon the approval by the shareholders.

(a)
Administration.  The 2007 Share Option Plan will be administered by the Board of Directors or an independent committee of the Board of Directors appointed for this purpose, and consisting of not fewer than three independent directors.

(c)
Shares Reserved. The maximum number of Common Shares that may be reserved for all purposes under the 2007 Share Option Plan is 14,000,000 which represents approximately 5.5% of the Corporation’s total issued and outstanding Common Shares as at December 31, 2006. The norm for the Corporation’s mining industry peer group is approximately 8% and the regulatory authority maximum is 10%.

(d)
Time of Exercise. Options granted must be exercised no later than 10 years after the date of the grant with vesting of 20% on the date of the grant and 20% each year thereafter to be 100% vested after 4 years.

(e)	Exercise Price. The exercise price of an Option will not be less than the trading price of the Common Shares at the time of granting of the Options

(f)	No Repricing or Extension. Under no circumstances will any Option be repriced, backdated, replaced, extended or otherwise altered.

(g)
Grant Considerations. In granting Options the Board of Directors will have regard to such matters as share price, return on equity, total return to shareholders, performance in comparison with the Corporation’s mining industry peer group or other such metrics which relate to results achieved per share.

(h)
Directors. In determining the number of Options, if any, to be granted to non-executive Directors in the aggregate, the Board of Directors will not grant more than 1% of the outstanding Shares during the term of the Plan as provided in Section 10.8.

(i)	Non-Assignable. An Option may be exercised only by the recipient, or his or her legal representatives, and will not be assignable or transferable.

(j)	Amendments. Any amendment to the 2007 Share Option Plan or Options granted will not become effective until regulatory and shareholder approval has been received.

Existing Stock Options

                          The Corporation currently has stock options outstanding which are exercisable to acquire, in the aggregate, 4,655,340 Common Shares, representing approximately 1.83% of the issued and outstanding Common Shares as of December 31, 2006. Concurrent with the implementation of the 2007 Share Option Plan, following shareholder approval, 4,655,340 of the 14,000,000 Common Shares issuable pursuant to the 2007 Share Option Plan (or such other number as may be necessary to give effect to the exercise of then existing stock options) will be allocated to these options. The Corporation believes that the terms of these outstanding options are not inconsistent with the terms of the 2007 Share Option Plan and no amendments to such options are presently contemplated. Notwithstanding the foregoing, in the event that a conflict arises between the terms of the 2007 Share Option Plan and the terms of the Old Share Option Plan, the terms of the Old Share Option Plan will prevail.

                          Shareholders will be asked to consider and, if thought advisable, to pass at the Meeting, with or without modification, an ordinary resolution in the form set out in Schedule D attached hereto approving and adopting the 2007 Share Option Plan. The board of directors unanimously recommends that the shareholders vote in favor of the resolution approving and adopting the 2007 Share Option Plan.

CORPORATE GOVERNANCE

                          Effective June 20, 2005, the Canadian Securities Administrators adopted National Instrument 58-101 Disclosure of Corporate Governance Practices (“NI 58-101”) and National Instrument 58-201 Corporate Governance Guidelines (“NI 58-201”), which effectively replaced the corporate governance guidelines and disclosure policies of the Toronto Stock Exchange (the “TSX”). NI 58-101 requires issuers to disclose the corporate governance practices that they have adopted. NI 58-201 provides guidance on corporate governance practices. In addition, the Corporation is subject to Multilateral Instrument 52-110 Audit Committees (“MI 52-110”), which has been adopted in various Canadian provinces and territories and which prescribes certain requirements in relation to audit committees. A full description of each of the corporate governance practices of the Corporation with respect to NI 58-101 is set out in Schedule F to this Information Circular.

EXECUTIVE COMPENSATION

                          The following table sets forth information concerning compensation paid in the Corporation’s three most recently completed financial years to the individuals who were (or who acted in a similar capacity as), as at December 31, 2006 or at any time during the financial year, the Chief Executive Officer and the Chief Financial Officer and the other three most highly compensated executive officers of the Corporation, or any of its subsidiaries, whose total salary and bonus during such period exceeded Cdn. $150,000 (collectively, the “Named Executive Officers”).

Summary Compensation Table

		Annual Compensation			Long-Term Compensation

Name and Principal Position	Year	Salary	Bonus	Other Annual Compensation	Securities Under Options Granted	All Other Compensation

		($)	($)	($)	(#)	($)

Kenneth G. Stowe(2)	2006	440,000	308,000	—	300,000	—
President and Chief Executive	2005	400,000	240,000	—	250,000	—
Officer	2004	325,000	195,000	—	175,000	—

Jon A. Douglas(2)	2006	220,000	110,000	—	100,000	—
Senior Vice—President and	2005	200,000	80,000	—	100,000	—
Chief Financial Officer	2004	180,000	65,000	—	60,000	—

Peter K. MacPhail	2006	210,000	105,000	—	100,000	—
Vice President, Operations	2005	185,000	70,000	—	100,000	—
	2004	102,083	30,000	—	150,000	—

Christopher J. Rockingham(2)	2006	200,000	70,000	—	100,000	—
Vice President, Business	2005	180,000	50,000	—	100,000	—
Development and Exploration	2004	160,000	43,000	—	120,000	—

Maurice Ethier	2006	178,269	37,368	15,833	40,000	—
General Manager	2005	165,000	34,929	19,666	25,000	—
	2004	165,000	31,932	12,000	50,000	—

(1)	Amounts reported are in Canadian dollars.

(2)	Bonuses for Kenneth G. Stowe, Jon A. Douglas and Christopher J. Rockingham are paid in the first quarter of the year following the year in which they are earned.

(3)	Peter K. MacPhail was appointed Vice President, Operations, on June 17, 2004.

Share Option Plan

                          Under the terms of the Corporation’s employee share option plan (the “Share Option Plan”), the Compensation and Corporate Governance Committee of the board of directors recommends to the board of directors those officers and directors to whom options to purchase Common Shares should be granted, the number of Common Shares to be placed under option and the price payable upon exercise of the option. In no instance may the exercise price be less than the market price of the Common Shares at the time the option is granted. Options may not be granted for a period longer than 10 years. The board of directors may accept, modify or return for further consideration the Compensation and Corporate Governance Committee’s recommendations. As of March 1, 2007, options to purchase 5,617,620 Common Shares are outstanding under the Share Option Plan, representing 2.21% of the issued and outstanding Common Shares.

                          The following table sets forth details of all options to purchase Common Shares that were granted pursuant to the Share Option Plan to the Named Executive Officers during the financial year ended December 31, 2006.

Option Grants During the Most Recently Completed Financial Year

Name	Securities Under Options Granted	% of Total Options Granted to Employees in Financial Year	Exercise or Base Price	Market Value of Securities Underlying Options on Date of Grant	Expiration Date

	(#)		($/Security)	($/Security)
Kenneth G. Stowe	300,000(1)	21.02%	$2.60	$2.60	February 23, 2013
Jon A. Douglas	100,000(1)	7.01%	$2.60	$2.60	February 23, 2013
Peter K. MacPhail	100,000(1)	7.01%	$2.60	$2.60	February 23, 2013
Christopher J. Rockingham	100,000(1)	7.01%	$2.60	$2.60	February 23, 2013
Maurice Ethier	40,000(1)	2.80%	$2.60	$2.60	February 23, 2013

(1)	These options are exercisable as follows: 20% of the options vest immediately and 20% vest each year thereafter.

                          The following table sets forth, in respect of the Named Executive Officers, details of all options exercised during the financial year ended December 31, 2006 and the values of all outstanding options as at December 31, 2006:

Aggregate Option Exercises During the
Most Recently Completed Financial Year and Financial Year-End Option Values

Name	Securities Acquiredon Exercise	Aggregate Value Realized	Unexercised Options at FY-end	Value of Unexercised In-the-Money Options at FY-End

	(#)	($)	(#)	($)
			Exercisable/Unexercisable	Exercisable/Unexercisable

Kenneth G. Stowe	300,000	769,000	845,000/630,000	1,938,000/1,222,000
Jon A. Douglas	140,000	383,040	80,000/179,000	145,200/318,200
Peter K. MacPhail	80,000	206,200	70,000/200,000	131,500/368,000
Christopher J. Rockingham	120,000	273,600	52,000/198,000	97,600/340,200
Maurice Ethier	168,000	425,372	Nil/87,000	Nil/150,510

(l)
An option is “in-the-money” at December 31, 2006 if the market price of the option on that date exceeds the price of the option. The value of unexercised options at December 31, 2006 is equal to the difference between the market price of the options at December 31, 2006 and the exercise price of the options. Market price for this purpose is Cdn. $4.08, being the closing price of the Common Shares on the TSX on the last trading day prior to December 31, 2006.

                          The Corporation has not granted any share appreciation rights.

Long-Term Incentive Plans

                          The Corporation did not provide any long-term compensation plan awards in the most recently completed financial year.

Defined Benefit or Actuarial Plans

                          The Corporation does not have a defined benefit or actuarial plan.

Termination of Employment, Changes in Responsibilities and Employment Agreements

                          The Corporation entered into an employment agreement with Kenneth G. Stowe dated September 21, 2004. The employment agreement was subsequently amended on February 3, 2006 and provides that Mr. Stowe should receive an annual base salary of Cdn. $440,000 (subject to annual review), an annual cash compensation bonus of up to a maximum of 60% of his annual base salary, an annual retirement allowance of 6% of his annual base salary up to the annual registered retirement savings plan (“RRSP”) limit and an incentive bonus consisting of options granted at the discretion of the board of directors. Mr. Stowe may terminate his employment with the Corporation at any time by providing six months prior written notice to the Corporation. In the event that Mr. Stowe terminates his employment due to a material change in his titles or responsibilities, a material reduction in his annual base salary or benefits, if his employment is terminated by the Corporation without just cause, or if he is terminated upon the change of control of the Corporation, Mr. Stowe shall be entitled to receive an aggregate amount equal to the annual base salary that would have been payable to him for a period of 24 months from the date of termination, an amount equal to 2 times the average bonus he was paid over the 3 year period immediately preceding his termination and an amount equal to 2 times his annual base salary times 6% to a maximum of 2 times the RRSP limit. In addition, the Corporation shall maintain his benefits for a period of 24 months from the date of termination or pay him an amount equal to the value of such benefits. The employment agreement also provides for group benefits including short-term disability, long-term disability, life insurance and accidental death and dismemberment.

                          The Corporation entered into an employment agreement with Jon A. Douglas dated November 18, 2004. The employment agreement was subsequently amended on February 3, 2006 and provides that Mr. Douglas should receive an annual base salary of Cdn. $220,000 (subject to annual review), an annual cash compensation bonus of up to a maximum of 40% of his annual base salary, an annual retirement allowance of 6% of his annual base salary up to the annual RRSP limit and an incentive bonus consisting of options granted at the discretion of the board of directors. Mr. Douglas may terminate his employment with the Corporation at any time by providing three months prior written notice to the Corporation. In the event that Mr. Douglas terminates his employment due to a change of place of his employment, a material reduction in his title or responsibilities, a material reduction in his annual base salary or in the value of his other remuneration and benefits, if his employment is terminated by the Corporation without just cause, or if he is terminated upon the change of control of the Corporation, Mr. Douglas shall be entitled to receive an aggregate amount equal to the annual base salary that would have been payable to him for a period of 24 months from the date of termination, an amount equal to 1 times the average bonus he was paid over the 3 year period immediately preceding his termination and an amount equal to 2 times his annual base salary times 6% to a maximum of 2 times the RRSP limit. In addition, the Corporation shall maintain his benefits for a period of 24 months from the date of termination or pay him an amount equal to the value of such benefits. The employment agreement also provides for group benefits including short-term disability, long-term disability, life insurance and accidental death and dismemberment.

                          The Corporation entered into an employment agreement with Peter K. MacPhail dated November 18, 2004. The employment agreement was subsequently amended on February 3, 2006 and provides that Mr. MacPhail should receive an annual base salary of Cdn. $210,000 (subject to annual review), an annual cash compensation bonus of up to a maximum of 40% of his annual base salary, an annual retirement allowance of 6% of his annual base salary up to the annual RRSP limit and an incentive bonus consisting of options granted at the discretion of the board of directors. Mr. MacPhail may terminate his employment with the Corporation at any time by providing three months prior written notice to the Corporation. In the event that Mr. MacPhail terminates his employment due to a change of place of his employment, a material reduction in his title or responsibilities, a material reduction in his salary or in the value of his other remuneration and benefits, if his employment is terminated by the Corporation without just cause, or if he is terminated upon the change of control of the Corporation, Mr. MacPhail shall be entitled to receive an aggregate amount equal to the annual base salary that would have been payable to him for a period of 24 months from the date of termination, an amount equal to 1 times the average bonus he was paid over the 3 year period immediately preceding his termination and an amount equal to 2 times his annual base salary times 6% to a maximum of 2 times the RRSP limit. In addition, the Corporation shall maintain his benefits for a period of 24 months from the date of termination or pay him an amount equal to the value of such benefits. The employment agreement also provides for group benefits including short-term disability, long-term disability, life insurance and accidental death and dismemberment.

                          The Corporation entered into an employment agreement with Christopher J. Rockingham dated November 18, 2004. The employment agreement was subsequently amended on February 3, 2006 and provides that Mr. Rockingham should receive an annual base salary of Cdn. $200,000 (subject to annual review), an annual cash compensation bonus of up to a maximum of 40% of his annual base salary, an annual retirement allowance of 6% of his annual base salary up to the annual RRSP limit and an incentive bonus consisting of options granted at the discretion of the board of directors. Mr. Rockingham may terminate his employment with the Corporation at any time by providing three months prior written notice to the Corporation. In the event that Mr. Rockingham terminates his employment due to a change of place of his employment, a material reduction in his title or responsibilities, a material reduction in his salary or in the value of his other remuneration and benefits, if his employment is terminated by the Corporation without just cause, or if he is terminated upon the change of control of the Corporation, Mr. Rockingham shall be entitled to receive an aggregate amount equal to the annual base salary that would have been payable to him for a period of 24 months from the date of termination, an amount equal to 1 times the average bonus he was paid over the 3 year period immediately preceding his termination and an amount equal to 2 times his annual base salary times 6% to a maximum of 2 times the RRSP limit. In addition, the Corporation shall maintain his benefits for a period of 24 months from the date of termination or pay him an amount equal to the value of such benefits. The employment agreement also provides for group benefits including short-term disability, long-term disability, life insurance and accidental death and dismemberment.

Report on Executive Compensation

                          The executive compensation policies established by the Corporation are intended to support the Corporation’s business plan, strategies and goals. The following general guidelines describe the basis for determining compensation for executive officers of the Corporation:

(a)	compensation packages are designed to attract, retain and motivate executive officers toward the long-term goals of the business;

(b)	executive positions are assessed for relative value to the Corporation, complexity of work and impact on overall financial performance; and

(c)	competitive compensation for executive positions is reviewed to determine external relativity.

                          The Compensation and Corporate Governance Committee employs on an annual basis the services of an outside Compensation Consultant completely independent of the Corporation for the purpose of providing guidance on executive and directors’ compensation.

The Compensation Consultant’s report evaluates market compensation information to ensure that the compensation approach and structure is appropriate and reflects compensation trends in the market place, especially in the North American mining sector. The Compensation Consultant’s report is used by the Compensation and Corporate Governance Committee to propose changes to compensation provided to executives and directors. The Corporation’s compensation strategy is to provide compensation packages that are competitive with other mid-tier mining companies. Compensation packages are based on median or average market data from comparable mining companies over a wide sample base.

                          Based on this overall strategy, the Chief Executive Officer’s base salary mid-point is set at the median of the market. Bonus awards and long-term incentives (typically stock options) are made annually based upon typical industry practices.

                          The Chief Executive Officer’s 2006 base salary was set at the mid-point of the range established for the year. An annual performance bonus was established at 60% of base salary and an incentive provided at 1.5 times salary for stock option grants which is at the median of the sector.

Respectfully submitted by the Compensation and Corporate Governance Committee.

C. William Daniel, O.C.
Keith C. Hendrick
Terrence A. Lyons

Compensation of Directors

                          Independent directors of the Corporation are entitled to receive an annual retainer of Cdn. $25,000 per year, plus Cdn. $1,500 for each board and committee meeting attended and reimbursement for travel and other out-of-pocket expenses incurred in attending board and committee meetings. Committee chairpersons receive an additional annual retainer of Cdn. $6,250 per year. The Audit Committee chairperson receives an additional annual retainer of Cdn $10,000. During the financial year of the Corporation ended December 31, 2006, six directors, Patrick D. Downey, J. Peter Gordon (Brascan Asset Management), Douglas P. Hayhurst, Keith C. Hendrick, Klaus V. Konignmann and Conrad A. Pinette, received cash compensation in the amount of Cdn. $67,000, Cdn. $9,250, Cdn. $38,250, Cdn. $50,500, Cdn. $46,000 and Cdn. $55,000, respectively. C. William Daniel, O.C., as the lead director of the Corporation, received an annual retainer of Cdn. $65,000, which includes the annual retainer for independent directors and committee chairperson, plus Cdn. $25,500 cash compensation for his attendance at board and committee meetings. Terrence A. Lyons, as the Non-Executive Chairman of the Corporation, received an annual retainer of Cdn. $175,000 and no further compensation for attendance at board and committee meetings. Directors receive reimbursement for travel and other out-of-pocket expenses incurred in attending board and committee meetings.

                          Directors also receive compensation in the form of options to purchase Common Shares. During the financial year ended December 31, 2006, Bill Daniel, Patrick D. Downey, C.A., Douglas P. Hayhurst, F.C.A., Keith C. Hendrick, Klaus V. Konignmann, Terrence A.

Lyons and Conrad A. Pinette each received options to purchase 40,000 Common Shares. Kenneth G. Stowe, the President and Chief Executive Officer of the Corporation, received options to purchase 300,000 Common Shares.

Composition of the Compensation and Corporate Governance Committee

                          Three members of the Corporation’s board of directors, C. William Daniel, O.C., Keith C. Hendrick and Terrence A. Lyons, the Non-Executive Chairman of the Board, served on the Corporation’s Compensation and Corporate Governance Committee during the financial year ended December 31, 2006.

Performance Graph

                          The following graph compares the cumulative total return to a shareholder who invested Cdn. $100 in Common Shares on December 31, 2001 compared to the TSX 300 Stock Index for the five most recently completed financial years. The Common Share price performance as set out in the graph below does not necessarily indicate future price performance.

SECURITIES AUTHORIZED FOR ISSUANCE
UNDER EQUITY COMPENSATION PLANS

                          The following table sets forth details of all equity compensation plans of the Corporation as of December 31, 2006. The equity compensation plans of the Corporation were created under the Northgate Employee Incentive Plan in 1985, which consists of the Share Option Plan, a Share Purchase Plan, a Share Bonus Plan, a Share Loan Plan . In addition, the Corporation has a 2005 Employee Share Purchase Plan.

Table of Equity Compensation Plan Information as of December 31, 2006

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under the Equity Compensation Plans

Equity Compensation Plans
Approved by Securityholders
Employee Incentive Plan
(1) Share Option Plan	4,322,620 Common Shares	$ 2.15	3,005,752 Common Shares
(2) Share Purchase Plan	102,470 Common Shares	N/A	up to 1,033,878 Common Shares (1)
(3) Share Bonus Plan	N/A	N/A	up to 1,033,878 Common Shares (1)
(4) Share Loan Plan	N/A	N/A	up to 1,033,878 Common Shares (1)
2005 Employee Share Purchase Plan	312,590 Common Shares	N/A	7,687,410 Common Shares
Equity Compensation Plans Not	Nil	N/A	Nil
Approved By Securityholders
Total	4,737,680 Common Shares	$2.15	11,727,040 Common Shares

(l)
Pursuant to the terms of the Northgate Employee Incentive Plan, up to a maximum of 10,949,570 Common Shares may be issued from time to time (including 9,710,752 Common Shares designated for issuance upon exercise of any outstanding options granted under the Share Option Plan). As of December 31, 2006, 102,470 Common Shares had been issued under the Share Purchase Plan and no Common Shares had been issued under the Share Bonus Plan or the Share Loan Plan. Accordingly, up to an aggregate total of 1,033,878 Common Shares could be issued under the Share Purchase Plan, Share Bonus Plan and Share Loan Plan.

Northgate Employee Incentive Plan

                          The Northgate Employee Incentive Plan provides for the issuance of up to an aggregate maximum of 10,949,570 Common Shares pursuant to the Share Option Plan, the Share Purchase Plan, the Share Bonus Plan and the Share Loan Plan. All benefits, rights and options accruing to any individual pursuant to the Share Option Plan, Share Purchase Plan, Share Bonus Plan or Share Loan Plan in accordance with the terms and conditions of the Northgate Employee Incentive Plan shall not be assignable, other than by testamentary disposition or pursuant to the laws of succession except that an option holder has the right to assign an option to a trust or similar legal entity established by such option holder. The Northgate Employee Incentive Plan may be amended subject to the approval of the TSX and shareholders, as required. A summary of each of the Share Option Plan, Share Purchase Plan, Share Bonus Plan and Share Loan Plan is provided below.

Share Option Plan

                          Pursuant to the terms of the Share Option Plan, options may be granted to directors, officers and employees of the Corporation or its subsidiaries. The Compensation and Corporate Governance Committee of the board of directors recommends to the board of directors those individuals to whom options to purchase Common Shares should be granted, the number of Common Shares to be placed under option and the price payable upon exercise of the option. In no instance may the exercise price be less than the market price of the Common Shares at the time the option is granted. Options may not be granted for a period longer than 10 years. The board of directors may accept, modify or return for further consideration the Compensation and Corporate Governance Committee’s recommendations. No option shall be exercised after the employment of the option holder ceases with the Corporation or its subsidiaries, subject to certain limited exceptions. Options shall not be granted to an individual if such options, together with all other options then held by such individual, would upon exercise result in the issue to such individual of more than 5% of the Common Shares then outstanding. As of March 1, 2007, options to purchase 2,082,880 Common Shares have been exercised, representing 0.82% of the issued and outstanding Common Shares, and options to purchase 5,617,620 Common Shares are outstanding under the Share Option Plan, representing 2.21% of the issued and outstanding Common Shares.

Share Purchase Plan

                          Pursuant to the terms of the Share Purchase Plan, directors, officers and employees of the Corporation who have served continuously with the Corporation for at least 12 months may elect to participate in the Share Purchase Plan (the “Share Purchase Participant”). The Share Purchase Participant’s contribution shall not exceed 5% of the Share Purchase Participant’s basic annual salary in each calendar year. The Corporation shall contribute an amount equal to 50% of the Share Purchase Participant’s contribution (collectively, the Share Purchase Participant’s contribution and the Corporation’s contribution are referred to as the “Aggregate Contribution”). On March 31, June 30, September 30 and December 31 in each calendar year the Corporation will issue to each Share Purchase Participant the number of Common Shares equal in value to the Aggregate Contribution held in trust on such date converted into Common Shares at the market price of the Common Shares at the time of issuance. In the event that the Share Purchase Participant ceases to be employed by the Corporation for any reason or in the event of the death of a Share Purchase Participant while participating in the Share Purchase Plan, no further purchases of Common Shares will be made and the Share Purchase Participant’s contribution then held in trust by the Corporation shall be paid to the Share Purchase Participant or his or her estate or successor, as the case may be, and the Corporation’s contribution then held in trust for the Share Purchase Participant shall be paid to the Corporation. As of March 1, 2007, 102,470 Common Shares have been issued under the Share Purchase Plan, representing 0.04% of the issued and outstanding Common Shares.

Share Bonus Plan

                          Pursuant to the terms of the Share Bonus Plan, the Compensation and Corporate Governance Committee may from time to time, in its discretion, issue for no cash consideration to any director, officer or full time employee of the Corporation Common Shares as a discretionary bonus in consideration of the past services of such individuals to the Corporation, subject to the terms and conditions as determined by the Compensation and Corporate Governance Committee. As of March 1, 2007, no Common Shares have been issued under the Share Bonus Plan.

Share Loan Plan

                          Pursuant to the terms of the Share Loan Plan, the Compensation and Corporate Governance Committee may from time to time determine which directors, officers and full time employees of the Corporation are eligible to participate in the Share Loan Plan, the number of Common Shares each participant may purchase, the purchase price and the amount of the loan to be made to such participant. In no instance may the purchase price of the Common Shares be lower than the market price of the Common Shares at the time of approval of the loan. In the event that a participant in the Share Loan Plan ceases to be an employee of the Corporation, such participant’s loan, or the amount thereof remaining outstanding, shall mature and be payable, together with any applicable interest thereon, eighteen months from the date such participant ceases to be an employee. In the event that a participant dies while employed by the Corporation, such participant’s loan, or the amount thereof remaining outstanding, shall mature and be payable, together with any applicable interest thereon, one year from the date of death of such participant. As of March 1, 2007, no Common Shares have been issued under the Share Bonus Plan.

2005 Employee Share Purchase Plan

                          Under the terms of the 2005 Employee Share Purchase Plan, a maximum of 8,000,000 Common Shares, representing approximately 3.15% of the issued and outstanding Common Shares as of March 1, 2007, may be purchased by participants of the 2005 Employee Share Purchase Plan. The 2005 Employee Share Purchase Plan is a voluntary plan open to all eligible employees, as determined by the Corporation’s Compensation and Corporate Governance Committee. A participant may contribute a minimum of 1% of the participant’s monthly basic compensation up to a maximum of 5% of the participant’s monthly basic compensation by means of payroll deductions towards the purchase of Common Shares. The Corporation will contribute an additional amount equal to 50% of the aggregate of all moneys contributed by the participant. Moneys contributed by the participant and the Corporation will be held by an administrator who will purchase Common Shares from the Corporation at the market price of the Common Shares on the TSX at the end of the month in question, and maintain an account for each participant of the 2005 Employee Share Purchase Plan. In each calendar year, participants may make two withdrawals or transfers of up to 100% of the Common Shares held by the administrator on their behalf. Participation in the 2005 Employee Share Purchase Plan will cease on the day that the Participant’s employment by the Corporation and its subsidiaries is terminated for any reason. Following the death of a participant, the assets in such participant’s account will be distributed to such participant’s estate or beneficiary, if any. No rights or interests of any participant in or under the 2005 Employee Share Purchase Plan are assignable. The 2005 Employee Share Purchase Plan may be amended subject to the approval of the TSX and shareholders, as required. As of March 1, 2007, 333,895 Common Shares have been issued pursuant to the 2005 Employee Share Purchase Plan, representing 0.13% of the issued and outstanding Common Shares.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

                          No director, no executive officer, no employee nor any former director, executive officer, or employee is, as of March 1, 2007, indebted to either the Corporation or any of its subsidiaries nor are any of these individuals indebted to another entity which indebtedness is the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding provided by the Corporation or any of its subsidiaries.

                          No director or executive officer of the Corporation, no proposed nominee for election as a director of the Corporation, nor any associate or affiliate of any of the foregoing, has at any time since the beginning of the Corporation’s last completed financial year been indebted to the Corporation or any of its subsidiaries nor have any of these individuals been indebted to another entity which indebtedness is the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding provided by the Corporation or any of its subsidiaries.

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE

                          The Corporation provides insurance for the benefit of the directors and officers of the Corporation against liability incurred by them in such capacities. The current annual policy limit is US $20,000,000 per occurrence and contains a deductible of US $100,000 payable by the Corporation. The Corporation pays an annual premium of US $229,500 for this insurance. The Corporation also carries a Cdn. $50,000,000 policy for acts prior to February 23, 2004 for a one time premium of Cdn. $25,000.

MANAGEMENT CONTRACTS

                          The management functions of the Corporation and its subsidiaries are not performed to any substantial degree by any person or company other than the directors and officers of the Corporation or its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

                          To the knowledge of management of the Corporation, no director or executive officer of the Corporation, no person who beneficially owns, directly or indirectly, Common Shares carrying more than 10% of the voting rights attached to all outstanding Common Shares of the Corporation (each of the foregoing being an “Informed Person”), no director or executive officer of an entity that is itself an Informed Person or a subsidiary of the Corporation, no proposed director of the Corporation, and no associate or affiliate of the foregoing has any material interest, direct or indirect, in any transaction since the beginning of the Corporation’s last completed financial year or in any proposed transaction which, in either case, has materially affected or would materially affect the Corporation or any of its subsidiaries.

INTEREST OF CERTAIN PERSONS OR COMPANIES
IN MATTERS TO BE ACTED UPON

                          To the knowledge of management of the Corporation, other than as described herein, no director or executive officer of the Corporation at any time since the beginning of the last completed financial year of the Corporation, no nominee for election as a director of the Corporation and no associate or affiliate of any of the foregoing has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

OTHER MATTERS

                          Management knows of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Meeting. However, if any other matter properly comes before the Meeting, the accompanying proxy will be voted on such matter in accordance with the best judgment of the person or persons voting the proxy.

ADDITIONAL INFORMATION

                          Additional information relating to the Corporation can be found on SEDAR at www.sedar.com. Financial information regarding the Corporation is included in the Corporation’s 2006 Annual Report which includes the audited comparative financial statements and management discussion and analysis for the year ended December 31, 2006 and the accompanying auditors’ report. Copies of the Annual Report, as well as additional copies of this Information Circular, may be obtained on SEDAR or upon request from the Corporation at 406 - 815 Hornby Street, Vancouver, British Columbia, V6Z 2E6.

APPROVAL OF DIRECTORS

                          The contents and the sending of this Information Circular have been approved by the directors of the Corporation.

                          DATED at Vancouver, British Columbia, this 29th day of March, 2007.

TERRENCE A. LYONS Chairman of the Board

SCHEDULE A

ORDINARY RESOLUTION
APPROVING, RATIFYING AND CONFIRMING SHAREHOLDER RIGHTS PLAN

BE IT RESOLVED AS AN ORDINARY RESOLUTION that:

(a)
the Shareholder Rights Plan dated as of March 11, 2004 between the Corporation and Computershare Trust Company of Canada, as described in the Information Circular dated March 29, 2007, be and is hereby approved, ratified and confirmed; and

(b)
any one director or officer of the Corporation be and is hereby authorized and directed, for and on behalf of the Corporation, to execute, under the corporate seal of the Corporation or otherwise, deliver and file all documents and instruments and take such other actions as such director or officer may determine to be necessary or desirable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such documents or instruments and the taking of any such actions.

A-1

SCHEDULE B

SHAREHOLDER RIGHTS PLAN

SCHEDULE B

SHAREHOLDER RIGHTS PLAN AGREEMENT

BETWEEN

NORTHGATE MINERALS CORPORATION

AND

COMPUTERSHARE TRUST COMPANY OF CANADA

Made as of March 11, 2004

SCHEDULE A
Form of Rights Certificate
Form of Election to Exercise
Form of Assignment

B-ii

SHAREHOLDER RIGHTS PLAN AGREEMENT

                          THIS AGREEMENT is made as of the 11th  day of March, 2004

BETWEEN:

                          NORTHGATE MINERALS CORPORATION, a corporation
                          continued pursuant to the laws of British Columbia

                          (the “Corporation”)

AND:

COMPUTERSHARE TRUST COMPANY OF CANADA, a
trust company incorporated under the federal laws of Canada

(the “Rights Agent”)

WHEREAS:

A.                      The Board of Directors has determined that it is advisable to adopt a shareholder rights plan (the “Rights Plan”) to ensure, to the extent possible, that all shareholders of the Corporation are treated fairly in connection with any take-over offer for the Corporation or other acquisition of control of the Corporation.

B.                      In order to implement the Rights Plan, the Board of Directors has:

(i)	authorized and declared a distribution of one right (a “Right”) effective at the Record Time in respect of each Common Share outstanding at the Record Time;

(ii)	authorized the issuance of one Right in respect of each Common Share issued after the Record Time and prior to the earlier of the Separation Time and the Expiration Time; and

(iii)	authorized the issuance of Rights Certificates to holders of Rights pursuant to the terms and subject to the conditions set forth herein.

C.                      Each Right entitles the holder thereof, after the Separation Time, to purchase securities of the Corporation pursuant to the terms and subject to the conditions set forth herein.

D.                      The Corporation desires to appoint the Rights Agent to act on behalf of the Corporation, and the Rights Agent is willing to so act, in connection with the issuance, transfer, exchange and replacement of Rights Certificates, the exercise of Rights and other matters referred to herein.

                          NOW THEREFORE, in consideration of the premises and respective agreements set forth herein, the parties hereby agree as set forth below.

ARTICLE 1
INTERPRETATION

1.1                    Certain Definitions

                          For the purposes of this agreement, including the recitals hereto, the terms set forth below have the meanings indicated.

(a)	“Acquiring Person” means any Person who is the Beneficial Owner of 20% or more of the outstanding Voting Shares, but does not include:

(i)	the Corporation or any Subsidiary of the Corporation;

(ii)	any Person who becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares as a result of one or any combination of:

(A)	a Voting Share Reduction;

(B)	a Permitted Bid Acquisition;

(C)	an Exempt Acquisition;

(D)	a Pro Rata Acquisition; and

(E)	a Convertible Security Acquisition,

provided, however, that if a Person shall become the Beneficial Owner of 20% or more of the outstanding Voting Shares by reason of one or any combination of a Voting Share Reduction, a Permitted Bid Acquisition, an Exempt Acquisition, a Pro Rata Acquisition and a Convertible Security Acquisition, and thereafter becomes the Beneficial Owner of more than 1.0% of the number of Voting Shares then outstanding in addition to those Voting Shares such Person already holds (otherwise than pursuant to a Voting Share Reduction, a Permitted Bid Acquisition, an Exempt Acquisition, a Pro Rata Acquisition or a Convertible Security Acquisition or any combination thereof), then, as of the date that such Person becomes a Beneficial Owner of such additional Voting Shares, such Person shall become an “Acquiring Person”;

(iii)
for the period of 10 days after the Disqualification Date (as hereinafter defined), any Person who becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares as a result of such Person becoming disqualified from relying on Section 1.1(e)(ii)(B) where such disqualification results solely because such Person is making or has announced a current intention to make a Take-over Bid, either alone or by acting jointly or in concert with any other Person, unless such disqualified Person during such 10-day period acquires more than 1.0% of the number of Voting Shares then outstanding in addition to those Voting Shares such disqualified Person already holds. For the purposes of this definition, “Disqualification Date” means the first date of public announcement that such Person is making a Take-over Bid, either alone or by acting jointly or in concert with another Person;

(iv)
an underwriter or a member of a banking or selling group that becomes the Beneficial Owner of 20% or more of the Voting Shares in connection with a distribution of securities pursuant to an underwriting agreement with the Corporation; or

(v)
any Person (a “Grandfathered Person”) who is the Beneficial Owner of more than 20% of the Voting Shares determined as at the Record Time, provided, however, that this exception shall not, and shall cease to, apply if, after the Record Time, the Grandfathered Person: (1) ceases to own more than 20% of the outstanding Voting Shares; or (2) becomes the Beneficial Owner of more than 1% of the number of outstanding Voting Shares then outstanding in addition to those Voting Shares such Person already holds (otherwise than pursuant to a Voting Share Reduction, a

Permitted Bid Acquisition, an Exempt Acquisition, a Pro Rata Acquisition or a Convertible Security Acquisition or any combination thereof).

(b)
“Affiliate”, when used to indicate a relationship with a specified corporation, means a Person that directly, or indirectly, controls, or is controlled by, or is under common control with, such specified corporation.

(c)
“Associate”, when used to indicate a relationship with a specified Person, means any relative of such specified Person who has the same home as such specified Person, or any person to whom such specified Person is married, or any person with whom such specified Person is living in a conjugal relationship outside marriage, or any relative of such spouse or other Person who has the same home as such specified Person.

(d)	“BCCA” means the Company Act (British Columbia), and the regulations thereunder, and any comparable or successor laws or regulations thereto.

(e)	(i)	A Person shall be deemed the “Beneficial Owner” of, and to have “Beneficial Ownership” of, and to “Beneficially Own”:

(A)	any securities of which such Person or any of such Person’s Affiliates or Associates is the owner at law or in equity;

(B)
any securities of which such Person or any of such Person’s Affiliates or Associates has the right to become the owner at law or in equity within 60 days (where such right is exercisable within a period of 60 days, whether or not upon the condition or occurrence of a contingency or the making of one or more payments) upon the exercise of any conversion right, exchange right, share purchase right (other than the Rights) or pursuant to any agreement, arrangement, pledge or understanding, whether or not in writing, other than:

(1)	customary agreements with and between underwriters and banking group or selling group members with respect to a distribution of securities; and

(2)	pledges of securities in the ordinary course of the pledgee’s business; and

(C)	any securities that are Beneficially Owned within the meaning of Section 1.1(e)(i)(A) or 1.1(e)(i)(B) by any other Person with which such Person is acting jointly or in concert.

(ii)	Notwithstanding the provisions of Section 1.1(e)(i), a Person shall not be deemed the “Beneficial Owner” of, or to have “Beneficial Ownership” of, or to “Beneficially Own”, any security because:

(A)	(1)
the holder of such security has agreed to deposit or tender such security to a Take-over Bid made by such Person or any of such Person’s Affiliates or Associates or any other Person referred to in Section 1.1(e)(i)(C) pursuant to a Permitted Lock-up Agreement; or

(2)
such security has been deposited or tendered pursuant to a Take-over Bid made by such Person or any of such Person’s Affiliates or Associates or made by any other Person acting jointly or in concert with such Person until such deposited or tendered security has been taken up;

(B)	such Person, any Affiliate or Associate of such Person or any other Person acting jointly or in concert with such Person holds such security; provided that:

(1)
the ordinary business of such Person (the “Portfolio Manager”) includes the management or administration of investment funds or mutual funds for other Persons and such security is held by the Portfolio Manager in the ordinary course of such business in the performance of the Portfolio Manager’s duties for the account of any other Person (a “Client”) including non-discretionary accounts held on behalf of a Client by a broker or dealer registered under applicable law;

(2)
such Person (the “Trust Company”) is licensed to carry on the business of a trust company under applicable laws and, as such, acts as trustee or administrator or in a similar capacity in relation to the estates of deceased or incompetent Persons (each, an “Estate Account”) or in relation to other accounts (each, an “Other Account”) and holds such security in the ordinary course of such duties for such Estate Accounts or for such Other Accounts;

(3)
such Person (the “Crown Agent”) is established by statute for purposes that include, and the ordinary business or activity of such Person includes, the management of investment funds for employee benefit plans, pension plans, insurance plans, or various public bodies; or

(4)
such Person (the “Plan Administrator”) is the administrator or the trustee of one or more pension funds or plans registered under the laws of Canada or the United States of America or any province or state thereof (each, a “Plan”), or is a Plan;

provided; however, that in any of the foregoing cases, the Portfolio Manager, the Trust Company, the Crown Agent, the Plan Administrator or the Plan, as the case may be, is not then making or has not then announced an intention to make, a Take-over Bid, other than an Offer to Acquire Voting Shares or other securities pursuant to a distribution by the Corporation, a Permitted Bid or by means of ordinary market transactions (including pre-arranged trades entered into in the ordinary course of business of such Person) executed through the facilities of a stock exchange or organized over-the-counter market in respect of securities of the Corporation, alone or by acting jointly or in concert with any other Person;

(C)
such Person is a Client of the same Portfolio Manager as another Person on whose account the Portfolio Manager holds such security, or because such Person is an Estate Account or an Other Account of the same Trust Company as another Person on whose account the Trust Company holds such security or because such Person is a Plan with the same Plan Administrator as another Plan on whose account the Plan Administrator holds such security;

(D)
such Person is a Client of a Portfolio Manager and such security is owned at law or in equity by the Portfolio Manager or because such Person is an Estate Account or an Other Account of a Trust Company and such security is owned at law or in equity by the

Trust Company or such Person is a Plan and such security is owned at law or in equity by the Plan Administrator of such Plan; or

(E)	such Person is the registered holder of securities as a result of carrying on the business, or acting as a nominee, of a securities depositary.

For the purposes of this Agreement, in determining the percentage of the outstanding Voting Shares with respect to which a Person is or is deemed to be the Beneficial Owner, any unissued Voting Shares as to which such Person is deemed the Beneficial Owner pursuant to this Section 1.1(e) shall be deemed outstanding.

(f)	“Board of Directors” means the board of directors of the Corporation or any duly constituted and empowered committee thereof.

(g)	“Business Day” means any day, other than a Saturday or Sunday or a day on which banking institutions in Vancouver, British Columbia are authorized or obligated by law to close.

(h)
“Canadian Dollar Equivalent” of any amount which is expressed in United States dollars means on any day the Canadian dollar equivalent of such amount determined by reference to the U.S. - Canadian Exchange Rate in effect on such date.

(i)
“Close of Business” on any given date means the time on such date (or, if such date is not a Business Day, the time on the next Business Day) at which the principal office of the transfer agent for the Common Shares in Vancouver, British Columbia (or after the Separation Time, the principal office of the Rights Agent in Vancouver, British Columbia) is closed to the public.

(j)	“Closing Price” per security of any securities on any date of determination means:

(i)
the closing board lot sale price or, if such price is not available, the average of the closing bid and asked prices, for each of such securities as reported by the principal stock exchange or national securities quotation system on which such securities are listed or admitted to trading (provided that, if at the date of determination such securities are listed or admitted to trading on more than one stock exchange or national securities quotation system, then such price or prices shall be determined based upon the stock exchange or quotation system on which such securities are then listed or admitted to trading on which the largest number of such securities were traded during the most recently completed calendar year);

(ii)
if for any reason none of such prices is available on such day or the securities are not listed or admitted to trading on a stock exchange or a national securities quotation system, then the last sale price, or in case no sale takes place on such date, the average of the high bid and low asked prices for each of such securities in the over-the-counter market, as quoted by any reporting system then in use; or

(iii)
if for any reason none of such prices is available on such day or the securities are not listed or admitted to trading on a stock exchange or a national securities quotation system or quoted by any such reporting system, then the average of the closing bid and asked prices as furnished by a professional market maker making a market in the securities selected in good faith by the Board of Directors, provided, however, that:

(A)
if for any reason none of such prices are available on such date, then the “Closing Price” per security of such securities on such date shall mean the fair value per security of the securities on such date as determined by a nationally or internationally recognized investment dealer or investment banker with respect to the fair value per security of such securities; and

(B)	if the Closing Price so determined is expressed in United States dollars,

then such amount shall be converted to the Canadian Dollar Equivalent.

(k)
“Common Shares” means the common shares in the share capital of the Corporation as presently constituted, as such shares may be subdivided, consolidated, reclassified or otherwise changed from time to time, and “common shares” when used with reference to any Person other than the Corporation means the class or classes of shares (or similar equity interest) with the greatest per share voting power entitled to vote generally in the election of all directors of such other Person or the equity securities or other equity interest having power (whether or not exercised) to control or direct the management of such other Person or, if such other Person is a Subsidiary of another Person, of the Person or Persons (other than an individual) which ultimately control such first mentioned other Person.

(l)	“Competing Permitted Bid” means a Take-over Bid that:

(i)	is made after another Permitted Bid has been made and prior to the expiry of such Permitted Bid;

(ii)	satisfies all components of the definition of a Permitted Bid other than the requirement set forth in Section 1.1(hh)(ii)(A)(1); and

(iii)
contains, and the take-up and payment for securities tendered or deposited thereunder is subject to, irrevocable and unqualified conditions that no Voting Shares shall be taken up or paid for pursuant to such Take-over Bid prior to the Close of Business on a date that is no earlier than the later of:

(A)	35 days after the date of such Take-over Bid; and

(B)	the earliest date on which Voting Shares may be taken up or paid for under any other Permitted Bid that preceded the Competing Permitted Bid that is then in existence for the Voting Shares.

(m)	“Controlled”: a body corporate is “controlled” by another Person if:

(i)
securities entitled to vote in the election of directors carrying more than 50% of the votes for the election of directors are held, directly or indirectly, by or for the benefit of the other Person; and

(ii)	the votes carried by such securities are entitled, if exercised, to elect a majority of the board of directors of such body corporate,

and “controls”, “controlling” and “under common control with” shall be interpreted accordingly.

(n)
“Convertible Security” means a security convertible or exchangeable into a Voting Share and a “Convertible Security Acquisition” means an acquisition by a Person of Voting Shares upon the exercise, conversion or exchange of Convertible Securities received by a Person pursuant to a Permitted Bid Acquisition, an Exempt Acquisition or a Pro Rata Acquisition.

(o)	“Co-Rights Agents” has the meaning ascribed thereto in Section 4.1.1.

(p)	“Disposition Date” has the meaning ascribed thereto in Section 5.1.1.

(q)	“Effective Date” means March 11, 2004.

(r)	“Election to Exercise” has the meaning ascribed thereto in Section 2.2.4(b).

(s)	“Exchange” means the Toronto Stock Exchange and any other exchange on which the Common Shares may, from time to time, be listed for trading.

(t)
“Exempt Acquisition” means a share acquisition in respect of which the Board of Directors has waived the application of Section 3.1 pursuant to Sections 5.1.2, 5.1.4 or 5.1.5 or which was made on or prior to the Record Time.

(u)
“Exercise Price” means, as of any date, the price at which a holder of a Right may purchase the securities issuable upon exercise of one whole Right and, until adjustment thereof in accordance with the terms hereof, the Exercise Price shall be $29.80.

(v)	“Expansion Factor” has the meaning ascribed thereto in Section 2.3.2(i)(A).

(w)	“Expiration Time” means the earlier of:

(i)	the Termination Time; and

(ii)	the Close of Business on the date on which the first annual meeting of shareholders of the Corporation following the third anniversary of the Effective Date is held,

provided, however, that if the resolution referred to in Section 5.15 is approved by the Independent Shareholders in accordance with Section 5.15 at or prior to such annual meeting, “Expiration Time” means the earlier of:

(iii)	the Termination Time; and

(iv)	the Close of Business on the sixth anniversary of the Effective Date.

(x)
“Fiduciary” means a trust company registered under the trust company legislation of Canada or any province thereof, a trust company organized under the laws of any state of the United States, a portfolio manager registered under the securities legislation of one or more provinces of Canada or an investment adviser registered under the United States Investment Advisers Act of 1940, as amended, or any other securities legislation of the United States or any state of the United States.

(y)	“Flip-in Event” means a transaction or event in or pursuant to which any Person becomes an Acquiring Person.

(z)	“Holder” has the meaning ascribed thereto in Section 2.8.

(aa)	“Independent Shareholders” means holders of outstanding Voting Shares, other than any:

(i)	Acquiring Person;

(ii)	Offeror other than a Person who at the relevant time is deemed not to Beneficially Own such Voting Shares by reason of Section 1.1(e)(ii)(B);

(iii)	Affiliate or Associate of such Acquiring Person or Offeror;

(iv)	Person acting jointly or in concert with such Acquiring Person or Offeror; or

(v)
employee benefit plan, stock purchase plan, deferred profit sharing plan and any similar plan or trust for the benefit of employees of the Corporation or a Subsidiary of the Corporation, unless the beneficiaries of such plan or trust direct the manner in which the Voting Shares are to be voted or withheld from voting or direct whether or not the Voting Shares are to be tendered to a Take-over Bid.

(bb)
“Market Price” per security of any securities on any date of determination means the average of the daily Closing Prices per security of such securities on each of the 20 consecutive Trading Days through and including the Trading Day immediately preceding such date of determination; provided, however, that if an event of a type analogous to any of the events described in Section 2.3 shall have caused any Closing Price used to determine the Market Price on any Trading Day not to be fully comparable with the Closing Price on the Trading Day immediately preceding such date of determination, each such Closing Price so used shall be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 in order to make it fully comparable with the Closing Price on the Trading Day immediately preceding such date of determination.

(cc)	“1933 Act” means the United States Securities Act of 1933, as amended, and the rules and regulations thereunder, and any comparable or successor laws, rules or regulations thereto.

(dd)	“Nominee” has the meaning ascribed thereto in Section 2.2.3.

(ee)	“Offer to Acquire” shall include:

(i)	an offer to purchase or a solicitation of an offer to sell Voting Shares, or a public announcement of an intention to make such an offer or solicitation; and

(ii)	an acceptance of an offer to sell Voting Shares, whether or not such offer to sell has been solicited,

or any combination thereof, and the Person accepting an offer to sell shall be deemed to be making an Offer to Acquire to the Person that made the offer to sell.

(ff)	“Offeror” means a Person who has announced a current intention to make, or who is making, a Take-over Bid.

(gg)	“Offeror’s Securities” means the aggregate of the Voting Shares Beneficially Owned on the date of a Take-over Bid by an Offeror.

(hh)	“Permitted Bid” means a Take-over Bid made by way of a Take-over Bid circular and which also complies with the following additional provisions:

(i)	the Take-over Bid is made to all holders of record of Voting Shares of the Corporation, other than the Offeror; and

(ii)	the Take-over Bid contains, and the take-up and payment for securities tendered or deposited thereunder is subject to, irrevocable and unqualified conditions that:

(A)	no Voting Shares shall be taken up or paid for pursuant to the Take-over Bid:

(1)	prior to the Close of Business on a date which is not less than 60 days following the date of the Take-over Bid; and

(2)
unless, at the Close of Business on such date, more than 50% of the then outstanding Voting Shares held by Independent Shareholders have been deposited or tendered pursuant to the Take-over Bid and have not been withdrawn;

(B)
unless the Take-over Bid is withdrawn, Voting Shares may be deposited pursuant to such Take-over Bid at any time prior to the Close of Business on the date of the first take-up of or payment for Voting Shares;

(C)	any Voting Shares deposited pursuant to the Take-over Bid may be withdrawn until taken up and paid for; and

(D)
in the event that the requirement set forth in Section 1.1(hh)(ii)(A)(2) is satisfied, the Offeror will make a public announcement of that fact and the Take-over Bid will remain open for deposits and tenders of Voting Shares for not less than 10 Business Days from the date of such public announcement, provided that, should a Permitted Bid cease to be a Permitted Bid because it ceases to meet any or all of the requirements mentioned above prior to the time it expires (after giving effect to any extension) or is withdrawn, then any acquisition of Voting Shares made pursuant to such Permitted Bid, including any acquisition of Voting Shares made prior to such time, shall not be a Permitted Bid Acquisition. The term Permitted Bid shall include a Competing Permitted Bid.

(ii)	“Permitted Bid Acquisition” means an acquisition of Voting Shares made pursuant to a Permitted Bid or a Competing Permitted Bid.

(jj)
“Permitted Lock-up Agreement” means an agreement between a Person and one or more holders of Voting Shares (each, a “Locked-up Person”) (the terms of which are publicly disclosed and a copy of which is made available to the public, including the Corporation, not later than the date of the Lock-up Bid (as defined below) or, if the Lock-up Bid has been made prior to the date on which such agreement is entered into, not later than the date of such agreement and if such date is not a Business Day, the next Business Day) pursuant to which each such Locked-up Person agrees to deposit or tender Voting Shares to a Take-over Bid (the “Lock-up Bid”) made or to be made by the Person, any of such Person’s Affiliates or Associates or any other Person acting jointly or in concert with such Person, provided that:

(i)
the agreement permits any Locked-up Person to terminate its obligation to deposit or tender to or not to withdraw Voting Shares from the Lock-up Bid in order to tender or deposit the Voting Shares to another Take-over Bid or support another transaction:

(A)	where the price or value per Common Share offered under such other Take-over Bid or transaction is higher than the price or value per Common Share offered under the Lock-up Bid; or

(B)	if:

(1)
the price or value per Common Share offered under the other Take-over Bid or transaction exceeds by as much as or more than a specified amount (the “Specified Amount”) the price or value per Common Share offered under the Lock-up Bid, provided that such Specified Amount is not greater than 7% of the price or value per Common Share offered under the Lock-up Bid; or

(2)
the number of Voting Shares to be purchased under the other Take-over Bid or transaction exceeds by as much as or more than a specified number (the “Specified Number”) the number of Voting Shares that the Offeror has offered to purchase under the Lock-up Bid at a price or value per Common Share that is not less than the price or value per Common Share offered under the Lock-up Bid, provided that the Specified Number is not greater than 7% of the number of Voting Shares offered to be purchased under the Lock-up Bid,

and, for greater clarity, the agreement may contain a right of first refusal or require a period of delay to give such Person an opportunity to match a higher price in another Take-over Bid or transaction or other similar limitation on a Locked-up Person’s right to withdraw Voting Shares from the agreement, so long as the limitation does not preclude the exercise by the Locked-up Person of the right to withdraw Voting Shares during the period of the other Take-over Bid or transaction; and

(ii)	no “break-up” fees, “top-up” fees, penalties, expenses or other amounts that exceed in the aggregate the greater of:

(A)	the cash equivalent of 2.5% of the price or value of the consideration payable under the Lock-up Bid to a Locked-up Person; and

(B)
50% of the amount by which the price or value of the consideration payable under another Take-over Bid or transaction to a Locked-up Person exceeds the price or value of the consideration that such Locked-up Person would have received under the Lock-up Bid, shall be payable by a Locked-up Person pursuant to the agreement in the event a Locked-up Person fails to deposit or tender Voting Shares to the Lock-up Bid or withdraws Voting Shares in order to accept the other Take-over Bid or support another transaction.

(kk)
“Person” includes any individual, firm, partnership, association, trust, trustee, executor, administrator, legal personal representative, government, governmental body or authority, corporation or other incorporated or unincorporated organization, syndicate or other entity.

(ll)	“Pro Rata Acquisition” means an acquisition by a Person of Voting Shares pursuant to:

(i)	any dividend reinvestment plan or share purchase plan of the Corporation made available to all holders of Voting Shares (other than holders resident in any jurisdiction where participation in any such plan is restricted or impractical as a result of applicable law);

(ii)
a stock dividend, a stock split or other event pursuant to which such Person becomes the Beneficial Owner of Voting Shares on the same pro rata basis as all other holders of Voting Shares of the same class or series;

(iii)
the acquisition or exercise of rights to purchase Voting Shares distributed to all holders of Voting Shares (other than holders resident in any jurisdiction where such distribution is restricted or impractical as a result of applicable law) by the Corporation pursuant to a rights offering (but only if such rights are acquired directly from the Corporation); or

(iv)	a distribution of Voting Shares or Convertible Securities made pursuant to a prospectus or by way of a private placement or a conversion or exchange of any Convertible Security,

provided, however, that such Person does not thereby acquire a greater percentage of Voting Shares or of Convertible Securities so offered than such Person’s percentage of Voting Shares Beneficially Owned immediately prior to such acquisition.

(mm)	“Record Time” means the Close of Business on the Effective Date.

(nn)	“Redemption Price” has the meaning attributed thereto in Section 5.1.1.

(oo)
“Regular Periodic Cash Dividend” means cash dividends paid on the Common Shares at regular intervals in any fiscal year of the Corporation to the extent that such cash dividends do not exceed in the aggregate in any fiscal year, on a per share basis, the greatest of:

(i)
200% of the aggregate amount of cash dividends declared payable by the Corporation on its Common Shares in its immediately preceding fiscal year divided by the number of Common Shares outstanding as at the end of such fiscal year;

(ii)
300% of the arithmetic mean of the aggregate amounts of cash dividends declared payable by the Corporation on its Common Shares in its three immediately preceding fiscal years divided by the arithmetic mean of the number of Common Shares outstanding as at the end of each of such fiscal years; and

(iii)
100% of the aggregate consolidated net income of the Corporation, before extraordinary items, for its immediately preceding fiscal year divided by the number of Common Shares outstanding as at the end of such fiscal year.

(pp)	“Rights” means the herein described rights to purchase securities pursuant to the terms and subject to the conditions set forth herein.

(qq)	“Rights Certificate” means a certificate representing the Rights after the Separation Time which shall be substantially in the form attached hereto as Schedule A.

(rr)	“Rights Register” and “Rights Registrar” have the respective meanings ascribed thereto in Section 2.6.1.

(ss)
“Securities Act (British Columbia)” means the Securities Act (British Columbia), as amended, and the rules and regulations made thereunder, as now in effect or as the same may from time to time be amended, re-enacted or replaced.

(tt)
“Securities Act (Ontario)” means the Securities Act (Ontario), as amended, and the regulations made thereunder, as now in effect or as the same may from time to time be amended, re-enacted or replaced.

(uu)
“Separation Time” means the Close of Business on the eighth Business Day (or such later Business Day as may be determined at any time or from time to time by the Board of Directors) after the earlier of:

(i)	the Stock Acquisition Date; and

(ii)
the date of the commencement of, or first public announcement or disclosure of the intent of any Person (other than the Corporation or any Subsidiary of the Corporation) to commence, a Take-over Bid (other than a Permitted Bid, so long as such Take-over Bid continues to satisfy the requirements of a Permitted Bid), provided; however, that if any such Take-over Bid expires, is cancelled, is terminated or is otherwise withdrawn prior to the Separation Time, then such Take-over Bid shall be deemed, for purposes of this Section 1.1(uu) never to have been made, and, provided further, that if the Board of Directors determines, pursuant to Section 5.1, to waive the application of Section 3.1 to a Flip-In Event, then the Separation Time in respect of such Flip-In Event shall be deemed never to have occurred.

(vv)
“Stock Acquisition Date” means the first date of public announcement or disclosure by the Corporation or an Acquiring Person of facts indicating that a Person has become an Acquiring Person, which, for the purposes of this definition, shall include, without limitation, a report filed pursuant to Section 111 of the Securities Act (British Columbia), Section 101 of the Securities Act (Ontario) or Section 13(d) of the U.S. Exchange Act announcing or disclosing such information.

(ww)	“Subsidiary” means a body corporate that is controlled by another Person.

(xx)
“Take-over Bid” means an Offer to Acquire Voting Shares, or securities convertible into Voting Shares of that class, where the Voting Shares subject to the Offer to Acquire, together with the Voting Shares into or for which the securities subject to the Offer to Acquire are convertible or exchangeable and the Offeror’s Securities constitute in the aggregate 20% or more of the outstanding Voting Shares at the date of the Offer to Acquire.

(yy)	“Termination Time” means the time at which the right to exercise Rights shall terminate pursuant to Section 5.1.

(zz)
“Trading Day”, when used with respect to any securities, means the day on which the principal Canadian or United States securities exchange (as determined by the Board of Directors) on which such securities are listed or admitted to trading is open for the transaction of business or, if the securities are not listed or admitted to trading on any Canadian or United States securities exchange, a Business Day.

(aaa)	“U.S. - Canadian Exchange Rate” on any date means:

(i)	if on such date the Bank of Canada sets an average noon spot rate of exchange for the conversion of one United States dollar into Canadian dollars, such rate; and

(ii)
in any other case, the rate for such date for the conversion of one United States dollar into Canadian dollars which is calculated in the manner which shall be determined by the Board of Directors from time to time acting in good faith.

(bbb)
“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder as from time to time in effect, and any comparable or successor laws , rules or regulations thereto.

(ccc)
“Voting Share Reduction” means an acquisition or redemption by the Corporation of Voting Shares which, by reducing the number of Voting Shares outstanding, increases the percentage of Voting Shares Beneficially Owned by any Person to 20% or more of the Voting Shares then outstanding.

(ddd)
“Voting Shares” means the Common Shares and any other securities the holders of which are entitled to vote generally on the election of directors of the Corporation and “voting shares”, when used with reference to any Person other than the Corporation, means common shares of such other Person and any other securities the holders of which are entitled to vote generally in the election of the directors or to otherwise affect control of such other Person.

1.2                     Currency

                          All sums of money which are referred to in this Agreement are expressed in lawful money of Canada, unless otherwise specified.

1.3                     Number and Gender

                          Wherever the context will require, terms (including defined terms) used herein importing the singular number only shall include the plural and vice versa and words importing any one gender shall include all others.

1.4                     Sections and Headings

                          The division of this Agreement into Articles, Sections and Schedules and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. The terms this “Agreement”, “hereunder”, “hereof”, and similar expressions refer to this Agreement as amended or supplemented from time to time and not to any particular Article, Section or Schedule or other portion hereof and include any agreement or instrument supplemental or ancillary hereto. Unless something in the subject matter or context is inconsistent therewith, references herein to Articles, Sections and Schedules are to Articles, Sections and Schedules of or to this Agreement.

1.5                     Statutory References

                          Unless the context otherwise requires, any reference to a specific section, subsection, clause or rule of any act or regulation shall be deemed to refer to the same as it may be amended, reenacted or replaced or, if repealed and there shall be no replacement therefor, to the same as it is in effect on the date of this Agreement.

1.6                     Determination of Percentage Ownership

                          The percentage of Voting Shares Beneficially Owned by any Person, shall, for the purposes of this Agreement, be and be deemed to be the product determined by the formula:

A
100 x
B

where:

A	=	the aggregate number of votes for the election of all directors generally attaching to the Voting Shares Beneficially Owned by such Person; and

B	=	the aggregate number of votes for the election of all directors generally attaching to all outstanding Voting Shares.

Where any Person is deemed to Beneficially Own unissued Voting Shares pursuant to Section 1.1(e), such Voting Shares shall be deemed to be outstanding for the purpose of both A and B in the formula above.

1.7                     Acting Jointly or in Concert

                          For the purposes of this Agreement, a Person is acting jointly or in concert with every Person who is a party to an agreement, commitment or understanding, whether formal or informal or written or unwritten, with the first Person to acquire or Offer to Acquire Voting Shares or Convertible Securities (other than customary agreements with and between underwriters and banking or selling group members with respect to a distribution of securities and pledges of securities in the ordinary course of business to secure indebtedness).

1.8                     Generally Accepted Accounting Principles

                          Wherever in this Agreement reference is made to generally accepted accounting principles, such reference shall be deemed to be the recommendations at the relevant time of the Canadian Institute of Chartered Accountants, or any successor institute, applicable on a consolidated basis (unless otherwise specifically provided herein to be applicable on an unconsolidated basis) as at the date on which a calculation is made or required to be made in accordance with generally accepted accounting principles. Where the character or amount of any asset or liability or item of revenue or expense is required to be determined, or any consolidation or other accounting computation is required to be made for the purpose of this Agreement or any document, such determination or calculation shall, to the extent applicable and except as otherwise specified herein or as otherwise agreed in writing by the parties, be made in accordance with generally accepted accounting principles applied on a consistent basis.

ARTICLE 2 THE RIGHTS

2.1                     Legend on Common Share Certificates

2.1.1                  Certificates representing the Common Shares, including without limitation Common Shares issued upon the conversion of Convertible Securities, issued after the later of:

(a)	the Record Time; and

(b)	the date on which all required regulatory approvals required in respect of this Agreement have been received,

but prior to the Close of Business on the earlier of:

(c)	the Separation Time; and

(d)	the Expiration Time,

shall also evidence one Right for each Common Share represented thereby and shall have impressed on, printed on, written on or otherwise affixed to them the following legend:

“Until the Separation Time (as defined in the Rights Agreement referred to below), this certificate also evidences and entitles the holder hereof to certain

Rights as set forth in a Shareholder Rights Plan Agreement, made as of March 11, 2004 (the “Rights Agreement”), between the Corporation and Computershare Trust Company of Canada, as Rights Agent, the terms of which are hereby incorporated herein by reference and a copy of which is on file at the registered office of the Corporation. Under certain circumstances, as set forth in the Rights Agreement, such Rights may be amended or redeemed, may expire, may become void (if, in certain cases, they are “Beneficially Owned” by an “Acquiring Person”, as such terms are defined in the Rights Agreement, or a transferee thereof) or may be evidenced by separate certificates and may no longer be evidenced by this certificate. The Corporation will mail or arrange for the mailing of a copy of the Rights Agreement to the holder of this certificate without charge as soon as practicable after the receipt of a written request the refor.”

2.1.2                  Certificates representing Common Shares that are issued and outstanding at the later of:

(a)	the Record Time; and

(b)	the date on which all required regulatory approvals required in respect of this Agreement have been received,

shall evidence one Right for each Common Share evidenced thereby, notwithstanding the absence of the foregoing legend, until the earlier of:

(c)	the Separation Time; and

(d)	the Expiration Time.

2.2                     Initial Exercise Price; Exercise of Rights; Detachment of Rights

2.2.1                  Subject to adjustment as herein set forth, including without limitation as set forth in Article 3, each Right will entitle the holder thereof, from and after the Separation Time and prior to the Expiration Time, to purchase one Common Share for the Exercise Price as at the Business Day immediately preceding the Separation Time (which Exercise Price and number of Common Shares are subject to adjustment as set forth below). Notwithstanding any other provision of this Agreement, any Rights held by the Corporation or any of its Subsidiaries shall be void.

2.2.2                  Until the Separation Time:

(a)	the Rights shall not be exercisable and no Right may be exercised; and

(b)
for administrative purposes, each Right will be evidenced by the certificate for the associated Common Share registered in the name of the holder thereof (which certificate shall be deemed to represent a Rights Certificate) and will be transferable only together with, and will be transferred by a transfer of, such associated Common Share.

2.2.3                  From and after the Separation Time and prior to the Expiration Time, the Rights may be exercised, and the registration and transfer of the Rights shall be separate from and independent of Common Shares. Promptly following the Separation Time, the Corporation will prepare or cause to be prepared and the Rights Agent will mail to each holder of record of Common Shares as of the Separation Time and, in respect of each Convertible Security converted into Common Shares after the Separation Time and prior to the Expiration Time, promptly after such conversion, the Corporation will prepare or cause to be prepared and the Rights Agent will mail to the holder so converting (other than an Acquiring Person and, in respect of any Rights Beneficially Owned by such Acquiring Person which are not held of record by such Acquiring Person, the holder of record of such rights (a “Nominee”)) at such holder’s address as shown by the records of the Corporation (the Corporation hereby agreeing to furnish copies of such records to the Rights Agent for this purpose):

(a)
a Rights Certificate in substantially the form of Schedule A appropriately completed, representing the number of Rights held by such holder at the Separation Time and having such marks of identification or designation and such legends, summaries or endorsements printed thereon as the Corporation may deem appropriate and as are not inconsistent with the provisions of this Agreement, or as may be required to comply with any law, rule or regulation or judicial or administrative order, or with any article or regulation of any stock exchange or quotation system on which the Rights may from time to time be listed or traded, or to conform to usage; and

(b)	a disclosure statement prepared by the Corporation describing the Rights,

provided that a Nominee shall be sent the materials provided for in Sections 2.2.3(a) and 2.2.3(b) only in respect of all Common Shares held of record by it which are not Beneficially Owned by an Acquiring Person and the Corporation may require any Nominee or suspected Nominee to provide such information and documentation as the Corporation may reasonably require for such purpose.

2.2.4                  Rights may be exercised in whole or in part on any Business Day after the Separation Time and prior to the Expiration Time by submitting to the Rights Agent, at its principal office in Vancouver, British Columbia or Toronto, Ontario:

(a)	the Rights Certificate evidencing such Rights;

(b)	an election to exercise (an “Election to Exercise”) substantially in the form attached to the Rights Certificate duly completed, and executed in a manner acceptable to the Rights Agent; and

(c)
payment in cash, or by certified cheque, banker’s draft or money order payable to the order of the Corporation, of a sum equal to the Exercise Price multiplied by the number of Rights being exercised and a sum sufficient to cover any transfer tax or charge which may be payable in respect of any transfer involved in the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for Common Shares in a name other than that of the holder of the Rights being exercised.

2.2.5                  Upon receipt of a Rights Certificate, which is accompanied by an appropriately completed and duly executed Election to Exercise (which does not indicate that such Right is null and void as provided by Section 3.1.2 and payment as set forth in Section 2.2.4, the Rights Agent (unless otherwise instructed by the Corporation) will thereupon promptly:

(a)
requisition from the transfer agent of the Common Shares certificates representing the number of Common Shares to be purchased (the Corporation hereby irrevocably authorizing its transfer agent to comply with all such requisitions);

(b)
after receipt of such Common Share certificates, deliver such certificates to, or to the order of, the registered holder of such Rights Certificate, registered in such name or names as may be designated by such holder;

(c)	when appropriate, requisition from the Corporation the amount of cash, if any, to be paid in lieu of issuing fractional Common Shares;

(d)	when appropriate, after receipt of such cash, deliver such cash to, or to the order of, the registered holder of the Rights Certificate; and

(e)	tender to the Corporation all payments received on exercise of the Rights.

2.2.6                  If the holder of any Rights shall exercise less than all the Rights evidenced by such holder’s Rights Certificate, a new Rights Certificate evidencing the Rights remaining unexercised will be issued by the Rights Agent to such holder or to such holder’s duly authorized assigns.

2.2.7                  The Corporation covenants and agrees that it will:

(a)
take all such action as may be necessary and within its power to ensure that all Common Shares delivered upon the exercise of Rights shall, at the time of delivery of the certificates for such Common Shares (subject to payment of the Exercise Price), be duly and validly authorized, executed, issued and delivered as fully paid and non-assessable;

(b)
take all such action as may reasonably be considered to be necessary and within its power to comply with any applicable requirements of the BCCA, the Securities Act (British Columbia), the U.S. Exchange Act, the 1933 Act and comparable legislation of each of the other provinces and territories of Canada and states of the United States of America, or the rules and regulations thereunder or any other applicable law, rule or regulation, in connection with the issuance and delivery of the Rights, the Rights Certificates and the issuance of any Common Shares upon exercise of the Rights;

(c)	use reasonable efforts to cause all Common Shares issued upon exercise of the Rights to be listed on the stock exchanges on which the Common Shares are listed at that time;

(d)
cause to be reserved and kept available out of its authorized and unissued Common Shares, the number of Common Shares that, as provided in this Agreement, will from time to time be sufficient to permit the exercise in full of all outstanding Rights;

(e)
pay when due and payable, if applicable, any and all federal, provincial and municipal taxes (not in the nature of income, capital gains or withholding taxes) and charges which may be payable in respect of the original issuance or delivery of the Rights Certificates or certificates for Common Shares issued upon the exercise of Rights, provided that the Corporation shall not be required to pay any transfer tax or charge which may be payable in respect of any transfer of Rights or the issuance or delivery of certificates for Common Shares issued upon the exercise of Rights, in a name other than that of the holder of the Rights being transferred or exercised; and

(f)
after the Separation Time, except as permitted by Section 5.1 or Section 5.4, not take (or permit any Subsidiary to take) any action if at the time such action is taken it is reasonably foreseeable that such action will diminish substantially or otherwise eliminate the benefits intended to be afforded by the Rights.

2.3                     Adjustments to Exercise Price; Number of Rights

2.3.1                  The Exercise Price, the number and kind of securities subject to purchase upon exercise of each Right and the number of Rights outstanding are subject to adjustment from time to time as provided in this Section 2.3 and in Article 3.

2.3.2                  In the event that the Corporation shall at any time after the Record Time and prior to the Expiration Time:

(a)	declare or pay a dividend on the Common Shares payable in Voting Shares or Convertible Securities in respect thereof other than pursuant to any dividend reinvestment plan;

(b)	subdivide or change the then outstanding Common Shares into a greater number of Common Shares;

(c)	consolidate or change the then outstanding Common Shares into a smaller number of Common Shares; or

(d)
issue any Voting Shares (or Convertible Securities in respect thereof) in respect of, in lieu of or in exchange for existing Common Shares, whether in a reclassification, amalgamation, statutory arrangement, consolidation or otherwise, then the Exercise Price and the number of Rights outstanding (or, if the payment or effective date therefor shall occur after the Separation Time, the securities purchasable upon the exercise of Rights) shall be adjusted as follows:

(i)	if the Exercise Price and number of Rights outstanding are to be adjusted:

(A)
the Exercise Price in effect after such adjustment will be equal to the Exercise Price in effect immediately prior to such adjustment divided by the number of Common Shares (or other securities of the Corporation) (the “Expansion Factor”) that a holder of one Common Share immediately prior to such dividend, subdivision, change, combination or issuance would hold thereafter as a result thereof; and

(B)
each Right held prior to such adjustment will become that number of Rights equal to the Expansion Factor, and the adjusted number of Rights will be deemed to be allocated among the Common Shares with respect to which the original Rights were associated (if they remain outstanding) and the securities of the Corporation issued in respect of such dividend, subdivision, change, consolidation or issuance, so that each such Common Share (or other security of the Corporation) will have exactly one Right associated with it; and

(ii)
if the securities purchasable upon exercise of Rights are to be adjusted, the securities purchasable upon exercise of each Right after such adjustment will be the securities that a holder of the securities purchasable upon exercise of one Right immediately prior to such dividend, subdivision, change, consolidation or issuance would hold thereafter as a result thereof.

Adjustments made pursuant to this Section 2.3.2 shall be made successively, whenever an event referred to in this Section 2.3.2 occurs.

2.3.3                  If, after the Record Time and prior to the Expiration Time, the Corporation shall issue any of its securities other than Common Shares in a transaction of a type described in Sections 2.3.2(a) or 2.3.2(d), such securities shall be treated herein as nearly equivalent to Common Shares as may be practicable and appropriate under the circumstances and the Corporation and the Rights Agent agree to amend this Agreement in order to effect such treatment.

2.3.4                  If an event occurs which would require an adjustment under both this Section 2.3 and Section 3.1, the adjustment provided for in this Section 2.3 shall be in addition to, and shall be made prior to, any adjustment required pursuant to Section 3.1.

2.3.5                  In the event the Corporation shall at any time after the Record Time and prior to the Separation Time issue any Common Shares otherwise than in a transaction referred to in Section 2.3.2, each such Common Share so issued shall automatically have one new Right associated with it, which Right shall be evidenced by the certificate representing such Common Share.

2.3.6       (a)      In the event the Corporation shall, at any time after the Record Time and prior to the Expiration Time, fix a record date for the making of a distribution to all holders of Common Shares of rights or warrants entitling them (for a period expiring within 45 calendar days after such record date) to subscribe for or purchase Common Shares (or Convertible Securities in respect of Common Shares) at a price per Common Share (or, in the case of such a Convertible Security, having a conversion, exchange or exercise price per share (including the price required to be paid to purchase such Convertible Security)) less than 90% of the Market Price per Common Share on such record date, the Exercise Price in effect after such record date will equal the Exercise Price in effect immediately prior to such record date multiplied by a fraction:

(i)
of which the numerator shall be the number of Common Shares outstanding on such record date plus the number of Common Shares which the aggregate offering price of the total number of Common Shares so to be offered (and/or the aggregate initial conversion, exchange or exercise price of the Convertible Securities so to be offered (including the price required to be paid to purchase such Convertible Securities)) would purchase at such Market Price per Common Share; and

(ii)
of which the denominator shall be the number of Common Shares outstanding on such record date plus the number of additional Common Shares to be offered for subscription or purchase (or into which the Convertible Securities so to be offered are initially convertible, exchangeable or exercisable).

(b)
In case such subscription price is satisfied, in whole or in part, by consideration other than cash, the value of such consideration shall be as determined in good faith by the Board of Directors. Such adjustment shall be made successively whenever such a record date is fixed. To the extent that such rights or warrants are not exercised prior to the expiration thereof, the Exercise Price shall be readjusted in the manner contemplated above based on the number of Common Shares (or securities convertible into or exchangeable for Common Shares) actually issued upon the exercise of such rights or warrants.

(c)
For purposes of this Agreement, the granting of the right to purchase Common Shares (whether from treasury or otherwise) pursuant to any dividend or interest reinvestment plan or any share purchase plan providing for the reinvestment of dividends or interest payable on securities of the Corporation or the investment of periodic optional payments or employee benefit or similar plans (so long as such right to purchase is in no case evidenced by the delivery of rights or warrants by the Corporation) shall not be deemed to constitute an issue of rights or warrants by the Corporation; provided, however, that in the case of any dividend or interest reinvestment or share purchase plan, the right to purchase Common Shares is at a price per share of not less than 90% of the current market price per share (determined as provided in such plans) of the Common Shares.

2.3.7                  In the event the Corporation shall at any time after the Record Time and prior to the Expiration Time fix a record date for the making of a distribution to all holders of Common Shares of:

(a)	evidences of indebtedness or assets (other than a Regular Periodic Cash Dividend or a dividend paid in Common Shares, but including any dividend payable in securities other than Common Shares); or

(b)	rights or warrants entitling them to subscribe for or purchase Voting Shares (or Convertible Securities in respect of Voting Shares),

at a price per Voting Share (or, in the case of a Convertible Security in respect of Voting Shares, having a conversion, exchange or exercise price per share (including the price required to be paid to purchase such Convertible Security)) less than 90% of the Market Price per Common Share on such record date (excluding rights or warrants referred to in Section 2.3.6), the Exercise Price in effect after such record date shall be equal to the Exercise Price in effect immediately prior to such record date less the fair market value (as determined in good faith by the Board of Directors) of the portion of the assets, evidences of indebtedness, rights, warrants or other securities so to be distributed applicable to each of the securities purchasable upon exercise of one Right. Such adjustment shall be made successively whenever such a record date is fixed.

2.3.8                  Each adjustment made pursuant to this Section 2.3 shall be made as of:

(a)	the payment or effective date for the applicable dividend, subdivision, change, combination or issuance, in the case of an adjustment made pursuant to Section 2.3.2; and

(b)
the record date for the applicable dividend or distribution, in the case of an adjustment made pursuant to Section 2.3.6 or 2.3.7, subject to readjustment to reverse the same if such distribution shall not be made.

2.3.9                  In the event the Corporation shall at any time after the Record Time and prior to the Expiration Time issue any shares (other than Common Shares), or rights or warrants to subscribe for or purchase any such shares, or Convertible Securities in respect of any such shares, in a transaction referred to in any of Sections 2.3.2(a) to 2.3.2(d), inclusive, if the Board of Directors acting in good faith determines that the adjustments contemplated by Sections 2.3.2, 2.3.6 and 2.3.7 in connection with such transaction will not appropriately protect the interests of the holders of Rights, then the Board of Directors may from time to time, but subject to obtaining the prior approval of the holders of the Rights obtained as set forth in Section 5.4.2, determine what other adjustments to the Exercise Price, number of Rights or securities purchasable upon exercise of Rights would be appropriate and, notwithstanding Sections 2.3.2, 2.3.6 and 2.3.7, such adjustments, rather than the adjustments contemplated by Sections 2.3.2, 2.3.6 and 2.3.7, shall be made upon the Board of Directors providing written certification thereof to the Rights Agent as set forth in Section 2.3.17. The Corporation and the Rights Agent shall amend this Agreement as appropriate to provide for such adjustments.

2.3.10                Notwithstanding anything herein to the contrary, no adjustment of the Exercise Price shall be required unless such adjustment would require an increase or decrease of at least 1% in such Exercise Price; provided, however, that any adjustments which by reason of this Section 2.3.10 are not required to be made shall be carried forward and taken into account in any subsequent adjustment. All adjustments to the Exercise Price made pursuant to this Section 2.3 shall be calculated to the nearest cent.

2.3.11                All Rights originally issued by the Corporation subsequent to any adjustment made to an Exercise Price hereunder shall evidence the right to purchase, at the adjusted Exercise

Price, the number of Common Shares purchasable from time to time hereunder upon exercise of the Rights, all subject to further adjustment as provided herein.

2.3.12                Unless the Corporation shall have exercised its election, as provided in Section 2.3.13, upon each adjustment of an Exercise Price as a result of the calculations made in Sections 2.3.6 and 2.3.7, each Right outstanding immediately prior to the making of such adjustment shall thereafter evidence the right to purchase, at the adjusted Exercise Price, that number of Common Shares obtained by:

(a)	multiplying:

(i)	the number of Common Shares covered by a Right immediately prior to such adjustment;

by

(ii)	the Exercise Price in effect immediately prior to such adjustment; and

(b)	dividing the product so obtained by the Exercise Price in effect immediately after such adjustment.

2.3.13                The Corporation may elect on or after the date of any adjustment of an Exercise Price to adjust the number of Rights, in lieu of any adjustment in the number of Common Shares purchasable upon the exercise of a Right. Each of the Rights outstanding after the adjustment in the number of Rights shall be exercisable for the number of Common Shares for which a Right was exercisable immediately prior to such adjustment. Each Right held of record prior to such adjustment of the number of Rights shall become the number of Rights obtained by dividing the relevant Exercise Price in effect immediately prior to adjustment of the relevant Exercise Price by the relevant Exercise Price in effect immediately after adjustment of the relevant Exercise Price. The Corporation shall make a public announcement of its election to adjust the number of Rights, indicating the record date for the adjustment, and, if known at the time, the amount of the adjustment to be made. This record date may be the date on which the relevant Exercise Price is adjusted or any day thereafter, but, if the Rights Certificates have been issued, shall be at least 10 calendar days later than the date of the public announcement. If Rights Certificates have been issued, upon each adjustment of the number of Rights pursuant to this Section 2.3.13, the Corporation shall, as promptly as practicable, cause to be distributed to holders of record of Rights Certificates on such record date, Rights Certificates evidencing, subject to Section 5.5, the additional Rights to which such holders shall be entitled as a result of such adjustment, or, at the option of the Corporation, shall cause to be distributed to such holders of record in substitution and replacement for the Rights Certificates held by such holders prior to the date of adjustment, and upon surrender thereof, if required by the Corporation, new Rights Certificates evidencing all the Rights to which such holders shall be entitled after such adjustment. Rights Certificates so to be distributed shall be issued, executed and countersigned in the manner provided for herein and may bear, at the option of the Corporation, the relevant adjusted Exercise Price and shall be registered in the names of holders of record of Rights Certificates on the record date specified in the public announcement.

2.3.14                In any case in which this Section 2.3 shall require that an adjustment in an Exercise Price be made effective as of a record date for a specified event, the Corporation may elect to defer until the occurrence of such event the issuance to the holder of any Right exercised after such record date of the number of Common Shares and other securities of the Corporation, if any, issuable upon such exercise over and above the number of Common Shares and other securities of the Corporation, if any, issuable upon such exercise on the basis of the relevant Exercise Price in effect prior to such adjustment; provided, however, that the Corporation shall deliver to such holder an appropriate instrument evidencing such holder’s right to receive such additional Common Shares (fractional or otherwise) or other securities upon the occurrence of the event requiring such adjustment.

2.3.15                Notwithstanding anything in this Section 2.3 to the contrary, the Corporation shall be entitled to make such adjustments in the Exercise Price, in addition to those adjustments expressly required by this Section 2.3, as and to the extent that in its good faith judgment the Board of Directors shall determine to be advisable in order that any:

(a)	subdivision or consolidation of the Common Shares;

(b)	issuance wholly for cash of any Common Shares at less than the applicable Market Price;

(c)	issuance wholly for cash of any Common Shares or securities that by their terms are exchangeable for or convertible into or give a right to acquire Common Shares;

(d)	stock dividends; or

(e)	issuance of rights, options or warrants referred to in this Section 2.3, hereafter made by the Corporation to holders of its Common Shares,

shall not be taxable to such shareholders.

2.3.16                Irrespective of any adjustment or change in the securities purchasable upon exercise of the Rights, the Rights Certificates theretofor and thereafter issued may continue to represent the securities so purchasable which were represented in the initial Rights Certificates issued hereunder.

2.3.17                Whenever an adjustment to the Exercise Price is made pursuant to this Section 2.3, the Corporation shall:

(a)	promptly prepare a certificate setting forth such adjustment and a brief statement of the facts accounting for such adjustment; and

(b)	promptly file with the Rights Agent and with each transfer agent for the Common Shares a copy of such certificate and mail a brief summary thereof to each holder of Rights who requests a copy.

Failure to file such certificate or to cause such notice to be given as aforesaid, or any defect therein, shall not affect the validity of any such adjustment or change.

2.4                     Date on Which Exercise is Effective

                          Each Person in whose name any certificate for Common Shares is issued upon the exercise of Rights shall for all purposes be deemed to have become the holder of record of the Common Shares represented thereby on, and such certificate shall be dated, the date upon which the Rights Certificate evidencing such Rights was duly surrendered (together with a duly completed Election to Exercise) and payment of the Exercise Price for such Rights (and any applicable transfer taxes and other governmental charges payable by the exercising Person hereunder) was made; provided, however, that if the date of such surrender and payment is a date upon which the Common Share transfer books of the Corporation are closed, such Person shall be deemed to have become the record holder of such shares on, and such certificate shall be dated, the next Business Day on which the Common Share transfer books of the Corporation are open.

2.5                      Execution, Authentication, Delivery and Dating of Rights Certificates

2.5.1                  The Rights Certificates shall be executed on behalf of the Corporation by its Chief Executive Officer, its Chief Financial Officer or its Secretary. The signature of any of these officers on the Rights Certificates may be manual or facsimile. Rights Certificates bearing the manual or facsimile signatures of individuals who were at any time the proper officers of the Corporation shall bind the Corporation, notwithstanding that such individuals or any of them have ceased to hold such offices prior to the countersignature and delivery of such Rights Certificates.

2.5.2                  Promptly following the Separation Time, the Corporation will notify the Rights Agent of such Separation Time and will deliver Rights Certificates executed by the Corporation to the Rights Agent for countersignature, and the Rights Agent shall countersign (manually or by facsimile signature in a manner satisfactory to the Corporation) and deliver such Rights Certificates to the holders of the Rights pursuant to Section 2.2. No Rights Certificate shall be valid for any purpose until countersigned by the Rights Agent as aforesaid.

2.5.3                  Each Rights Certificate shall be dated the date of countersignature thereof.

2.6                     Registration, Transfer and Exchange

2.6.1                  After the Separation Time, the Corporation will cause to be kept a register (the “Rights Register”) in which, subject to such reasonable regulations as it may prescribe, the Corporation will provide for the registration and transfer of Rights. The Rights Agent is hereby appointed “Rights Registrar” for the purpose of maintaining the Rights Register for the Corporation and registering Rights and transfers of Rights as herein provided and the Rights Agent hereby accepts such appointment. In the event that the Rights Agent shall cease to be the Rights Registrar, the Rights Agent will have the right to examine the Rights Register at all reasonable times.

2.6.2                  After the Separation Time and prior to the Expiration Time, upon surrender for registration of transfer or exchange of any Rights Certificate, and subject to the provisions of Sections 2.6.4 and 3.1.2, the Corporation will execute, and the Rights Agent will countersign, deliver and register, in the name of the holder or the designated transferee or transferees, as required pursuant to the holder’s instructions, one or more new Rights Certificates evidencing the same aggregate number of Rights as did the Rights Certificates so surrendered.

2.6.3                  All Rights issued upon any registration of transfer or exchange of Rights Certificates shall be valid obligations of the Corporation, and such Rights shall be entitled to the same benefits under this Agreement as the Rights surrendered upon such registration of transfer or exchange.

2.6.4                  Every Rights Certificate surrendered for registration of transfer or exchange shall be duly endorsed, or be accompanied by a written instrument of transfer in form satisfactory to the Corporation or the Rights Agent, as the case may be, duly executed by the holder thereof or such holder’s attorney duly authorized, in writing. As a condition to the issuance of any new Rights Certificate under this Section 2.6, the Corporation may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Rights Agent) in connection therewith.

2.7                     Mutilated, Lost, Stolen and Destroyed Rights Certificates

2.7.1                  If any mutilated Rights Certificate is surrendered to the Rights Agent prior to the Expiration Time, the Corporation shall execute and the Rights Agent shall countersign and deliver in exchange therefor a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so surrendered.

2.7.2                  If there shall be delivered to the Corporation and the Rights Agent prior to the Expiration Time:

(a)	evidence to their reasonable satisfaction of the destruction, loss or theft of any Rights Certificate; and

(b)	such security or indemnity as may be reasonably required by them to save each of them and any of their agents harmless,

then, in the absence of notice to the Corporation or the Rights Agent that such Rights Certificate has been acquired by a bona fide purchaser, the Corporation shall execute and, upon the Corporation’s request the Rights Agent shall countersign and deliver, in lieu of any such destroyed, lost or stolen Rights Certificate, a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so destroyed, lost or stolen.

2.7.3                  As a condition to the issuance of any new Rights Certificate under this Section 2.7, the Corporation may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Rights Agent) connected therewith.

2.7.4                  Every new Rights Certificate issued pursuant to this Section 2.7 in lieu of any destroyed, lost or stolen Rights Certificate shall evidence a contractual obligation of the Corporation, whether or not the destroyed, lost or stolen Rights Certificate shall be at any time enforceable by anyone, and shall be entitled to all the benefits of this Agreement equally and proportionately with any and all other Rights duly issued hereunder.

2.8                     Persons Deemed Owners

                          The Corporation, the Rights Agent and any agent of the Corporation or the Rights Agent may deem and treat the person in whose name a Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby for all purposes whatsoever. As used in this Agreement, unless the context otherwise requires, the term “holder” of any Rights shall mean the registered holder of such Rights (or, prior to the Separation Time, the associated Common Shares).

2.9                     Delivery and Cancellation of Certificates

                          All Rights Certificates surrendered upon exercise or for redemption, for registration of transfer or exchange shall, if surrendered to any Person other than the Rights Agent, be delivered to the Rights Agent and, in any case, shall be promptly cancelled by the Rights Agent. The Corporation may at any time deliver to the Rights Agent for cancellation any Rights Certificates previously countersigned and delivered hereunder which the Corporation may have acquired in any manner whatsoever, and all Rights Certificates so delivered shall be promptly cancelled by the Rights Agent. No Rights Certificate shall be countersigned in lieu of or in exchange for any Rights Certificates cancelled as provided in this Section 2.9 except as expressly permitted by this Agreement. The Rights Agent shall, subject to applicable law, destroy all cancelled Rights Certificates and deliver a certificate of destruction to the Corporation.

2.10                   Agreement of Rights Holders

Every holder of Rights, by accepting such Rights, consents and agrees with the Corporation and the Rights Agent and with every other holder of Rights:

(a)	to be bound by and subject to the provisions of this Agreement, as amended from time to time in accordance with the terms hereof, in respect of all Rights held;

(b)	that, prior to the Separation Time, each Right will be transferable only together with, and will be transferred by a transfer of, the associated Common Share;

(c)	that, after the Separation Time, the Rights will be transferable only on the Rights Register as provided herein;

(d)
that, prior to due presentment of a Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) for registration of transfer, the Corporation, the Rights Agent and any agent of the Corporation or the Rights Agent may deem and treat the Person in whose name the Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby (notwithstanding any notations of ownership or writing on such Rights Certificate or the associated Common Share certificate made by anyone other than the Corporation or the Rights Agent) for all purposes whatsoever, and neither the Corporation nor the Rights Agent shall be affected by any notice to the contrary;

(e)	that such holder of Rights has waived its right to receive any fractional Rights or any fractional Common Shares or other securities upon exercise of a Right (except as provided herein); and

(f)
that, without the approval of any holder of Rights or Voting Shares and upon the sole authority of the Board of Directors acting in good faith, this Agreement may be supplemented or amended from time to time as provided herein.

ARTICLE 3 ADJUSTMENTS TO THE RIGHTS

3.1                     Flip-in Event

3.1.1                  Subject to Section 3.1.2 and Section 5.1, in the event that prior to the Expiration Time a Flip-in Event occurs, each Right shall thereafter constitute the right to purchase from the

Corporation, upon exercise thereof in accordance with the terms hereof, that number of Common Shares as have an aggregate Market Price on the date of the consummation or occurrence of such Flip-in Event equal to twice the Exercise Price for an amount in cash equal to the Exercise Price (such right to be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 if, after such date of consummation or occurrence, an event of a type analogous to any of the events described in Section 2.3 shall have occurred with respect to such Common Shares).

3.1.2                  Notwithstanding anything in this Agreement to the contrary, upon the occurrence of any Flip-in Event, any Rights that are or were Beneficially Owned on or after the earlier of the Separation Time and the Stock Acquisition Date, or which may thereafter be Beneficially Owned, by:

(a)	an Acquiring Person, any Affiliate or Associate of an Acquiring Person, any other Person acting jointly or in concert with an Acquiring Person or any Associate or Affiliate of such other Person; or

(b)
a transferee, direct or indirect, of an Acquiring Person, any Affiliate or Associate of an Acquiring Person, any other Person acting jointly or in concert with an Acquiring Person or any Associate or Affiliate of such other Person, in a transfer of Rights occurring subsequent to the Acquiring Person becoming such, shall become null and void without any further action and any holder of such Rights (including any transferee of, or other successor entitled to, such Rights, whether directly or indirectly) shall thereafter have no right to exercise such Rights under any provisions of this Agreement and, further, shall thereafter not have any rights whatsoever with respect to such Rights, whether under any provision of this Agreement or otherwise. The holder of any Rights represented by a Rights Certificate which is submitted to the Rights Agent upon exercise or for registration of transfer or exchange which does not contain the necessary certifications set forth in the Rights Certificate establishing that such Rights are not void under this Section 3.1.2 shall be deemed to be an Acquiring Person for the purposes of this Section 3.1.2 and such Rights shall become null and void.

3.1.3                  Any Rights Certificate that represents Rights Beneficially Owned by a Person described in either of Section 3.1.2(a) or 3.1.2(b) or transferred to any Nominee of any such Person, and any Rights Certificate issued upon transfer, exchange, replacement or adjustment of any other Rights Certificate referred to in this sentence, shall contain or will be deemed to contain the following legend:

“The Rights represented by this Rights Certificate were issued to a Person who was an Acquiring Person or an Affiliate or an Associate of an Acquiring Person (as such terms are defined in the Rights Agreement) or acting jointly or in concert with any of them. This Rights Certificate and the Rights represented hereby shall be void in the circumstances specified in Section 3.1.2 of the Rights Agreement.”

The Rights Agent shall not be under any responsibility to ascertain the existence of facts that would require the imposition of such legend but shall be required to impose such legend only if instructed to do so by the Corporation or if a holder fails to certify upon transfer or exchange in the space provided to do so.

3.1.4                  After the Separation Time, the Corporation shall do all such acts and things necessary and within its power to ensure compliance with the provisions of this Section 3.1 including, without limitation, all such acts and things as may be required to satisfy the requirements of the BCCA, the Securities Act (British Columbia) and the securities laws or comparable legislation in each of the provinces of Canada and in any other jurisdiction where the Corporation is subject to such laws and the rules of the stock exchanges where the Common Shares are listed at such time in respect of the issue of Common Shares upon the exercise of Rights in accordance with this Agreement.

3.2                     Fiduciary Duties of the Board of Directors

                          For clarification it is understood that nothing contained in this Article 3 shall be considered to affect the obligations of the Board of Directors to exercise its fiduciary duties. Without limiting the generality of the foregoing, nothing contained herein shall be construed to suggest or imply that the Board of Directors shall not be entitled to recommend that holders of the Voting Shares reject or accept any Take-over Bid or take any other action including, without limitation, the commencement, prosecution, defence or settlement of any litigation and the submission of additional or alternative Take-over Bids or other proposals to the shareholders of the Corporation with respect to any Take-over Bid or otherwise that the Board of Directors believes is necessary or appropriate in the exercise of its fiduciary duties.

ARTICLE 4
THE RIGHTS AGENT

4.1                     General

4.1.1                  The Corporation hereby appoints the Rights Agent to act as agent for the Corporation and the holders of the Rights in accordance with the terms and conditions hereof, and the Rights Agent hereby accepts such appointment. The Corporation may from time to time appoint such co-rights agents (“Co-Rights Agents”) as it may deem necessary or desirable. In the event the Corporation appoints one or more Co-Rights Agents, the respective duties of the Rights Agent and Co-Rights Agents shall be as the Corporation may determine. The Corporation agrees to pay to the Rights Agent reasonable compensation for all services rendered by it hereunder and, from time to time, on demand of the Rights Agent, its reasonable expenses and other disbursements reasonably incurred in the administration and execution of this Agreement and the exercise and performance of its duties hereunder, including the reasonable fees and disbursements of counsel and other experts consulted by the Rights Agent pursuant to Section 4.3(a). The Corporation also agrees to indemnify the Rights Agent for, and to hold it harmless against, any loss, liability, or expense, incurred without negligence, bad faith or wilful misconduct on the part of the Rights Agent, for anything done or omitted by the Rights Agent in connection with the acceptance and administration of this Agreement, including the costs and expenses of defending against any claim of liability, which right to indemnification will survive the termination of this Agreement.

4.1.2                  The Rights Agent shall be protected and shall incur no liability for or in respect of any action taken, suffered or omitted by it in connection with its administration of this Agreement in reliance upon any certificate for Common Shares, Rights Certificate, certificate for other securities of the Corporation, instrument of assignment or transfer, power of attorney, endorsement, affidavit, letter, notice, direction, consent, certificate, statement, or other paper or document believed by it to be genuine and to be signed, executed and, where necessary, verified or acknowledged, by the proper Person or Persons.

4.1.3                  The Corporation shall inform the Rights Agent in a reasonably timely manner of events which may materially affect the administration of this Agreement by the Rights Agent and, at any time upon request, shall provide to the Rights Agent an incumbency certificate certifying the then current officers of the Corporation.

4.2                     Merger, Amalgamation, Consolidation or Change of Name of Rights Agent

4.2.1                  Any corporation into which the Rights Agent or any successor Rights Agent may be merged or amalgamated or with which it may be consolidated, or any corporation resulting from any merger, amalgamation or consolidation to which the Rights Agent or any successor Rights Agent is a party, or any corporation succeeding to the shareholder services business of the Rights Agent or any successor Rights Agent, will be the successor to the Rights Agent under this Agreement without the execution or filing of any document or any further act on the part of any of the parties hereto, provided that such corporation would be eligible for appointment as a successor Rights Agent under the provisions of Section 4.4. In case at the time such successor Rights Agent succeeds to the agency created by this Agreement any of the Rights Certificates have been countersigned but not delivered any such successor Rights Agent may adopt the countersignature of the predecessor Rights Agent and deliver such Rights Certificates so countersigned; and in case at that time any of the Rights Certificates have not been countersigned, any successor Rights Agent may countersign such Rights Certificates either in the name of the predecessor Rights Agent or in the name of the successor Rights Agent; and in all such cases such Rights Certificates will have the full force provided in the Rights Certificates and in this Agreement.

4.2.2                  In case at any time the name of the Rights Agent is changed and at such time any of the Rights Certificates shall have been countersigned but not delivered, the Rights Agent may adopt the countersignature under its prior name and deliver Rights Certificates so countersigned; and in case at that time any of the Rights Certificates shall not have been countersigned, the Rights Agent may countersign such Rights Certificates either in its prior name or in its changed name; and in all such cases such Rights Certificates shall have the full force provided in the Rights Certificates and in this Agreement.

4.3                     Duties of Rights Agent

                          The Rights Agent undertakes the duties and obligations imposed by this Agreement upon the following terms and conditions, by all of which the Corporation and the holders of Rights Certificates, by their acceptance thereof, shall be bound:

(a)
The Rights Agent may consult with legal counsel (who may be legal counsel for the Corporation) and the opinion of such counsel will be full and complete authorization and protection to the Rights Agent as to any action taken or omitted by it in good faith and in accordance with such opinion; the Rights Agent may also, with the approval of the Corporation (such approval not to be unreasonably withheld), consult with such other experts as the Rights Agent shall consider necessary or appropriate to properly carry out the duties and obligations imposed under this Agreement and the Rights Agent shall be entitled to rely in good faith on the advice of any such expert.

(b)
Whenever in the performance of its duties under this Agreement the Rights Agent deems it necessary or desirable that any fact or matter be proved or established by the Corporation prior to taking or suffering any action hereunder, such fact or matter (unless other evidence in respect thereof be herein specifically prescribed) may be deemed to be conclusively proved and established by a certificate signed by a person believed by the Rights Agent to be the Chief Executive Officer, Chief Financial Officer, Secretary or Assistant Secretary of the Corporation and delivered to the Rights Agent; and such certificate will be full authorization to the Rights Agent for any action taken or suffered in good faith by it under the provisions of this Agreement in reliance upon such certificate.

(c)	The Rights Agent will be liable hereunder only for its own negligence, bad faith or wilful misconduct.

(d)
The Rights Agent will not be liable for or by reason of any of the statements of fact or recitals contained in this Agreement or in the certificates for Common Shares, or the Rights Certificates (except its countersignature thereof) or be required to verify the same, and all such statements and recitals are and will be deemed to have been made by the Corporation only.

(e)
The Rights Agent will not be under any responsibility in respect of the validity of this Agreement or the execution and delivery hereof (except the due authorization, execution and delivery hereof by the Rights Agent) or in respect of the validity or execution of any Common Share certificate, or Rights Certificate (except its countersignature thereof); nor will it be responsible for any breach by the Corporation of any covenant or condition contained in this Agreement or in any Rights Certificate; nor will it be responsible for any change in the exercisability of the Rights (including the Rights becoming void pursuant to Section 3.1.2 or any adjustment required under the provisions of Section 2.3 or responsible for the manner, method or amount of any such adjustment or the ascertaining of the existence of facts that would require any such adjustment (except with respect to the exercise of Rights after receipt of the certificate contemplated by Section 2.3 describing any such adjustment or any written notice from the Corporation or any holder that a Person has become an Acquiring Person); nor will it by any act hereunder be deemed to make any representation or warranty as to the authorization of any Common Shares to be issued pursuant to this Agreement or any Rights or as to any Common Shares, when issued, being duly and validly authorized, issued and delivered as fully paid and non-assessable.

(f)
The Corporation agrees that it will perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered all such further and other acts, instruments and assurances as may reasonably be required by the Rights Agent for the carrying out or performing by the Rights Agent of the provisions of this Agreement.

(g)
The Rights Agent is hereby authorized and directed to accept instructions with respect to the performance of its duties hereunder from any individual believed by the Rights Agent to be the Chief Executive Officer, Chief Financial Officer, Secretary or Assistant Secretary of the Corporation, and to apply to such individuals for advice or instructions in connection with its duties, and it shall not be liable for any action taken or suffered by it in good faith in accordance with instructions of any such individual. It is understood that instructions to the Rights Agent shall, except where circumstances make it impractical or the Rights Agent otherwise agrees, be given in writing and, where not in writing, such instructions shall be confirmed in writing as soon as reasonably practicable after the giving of such instructions.

(h)
The Rights Agent and any shareholder or director, officer or employee of the Rights Agent may buy, sell or deal in Common Shares, Rights or other securities of the Corporation or become pecuniarily interested in any transaction in which the Corporation may be interested, or contract with or lend money to the Corporation or otherwise act as fully and freely as though it were not the Rights Agent under this Agreement. Nothing herein shall preclude the Rights Agent from acting in any other capacity for the Corporation or for any other legal entity.

(i)
The Rights Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or by or through its attorneys or agents, and the Rights Agent will not be answerable or accountable for any act, default, neglect or misconduct of any such attorneys or agents or for any loss to the Corporation resulting from any such act, default, neglect or misconduct, provided reasonable care was exercised in the selection and continued employment thereof.

4.4                     Change of Rights Agent

                          The Rights Agent may resign and be discharged from its duties under this Agreement by giving 60 days prior written notice (or such lesser notice as is acceptable to the Corporation) to the Corporation, to each transfer agent of Common Shares and to the holders of the Rights, all in accordance with Section 5.9 and at the expense of the Corporation. The Corporation may remove the Rights Agent by giving 30 days prior written notice to the Rights Agent, to each transfer agent of the Common Shares and to the holders of the Rights in accordance with Section 5.9. If the Rights Agent should resign or be removed or otherwise become incapable of acting, the Corporation will appoint a successor to the Rights Agent. If the Corporation fails to make such appointment within a period of 30 days after such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent or by the holder of any Rights (which holder shall, with such notice, submit such holder’s Rights Certificate for inspection of the Corporation), then the holder of any Rights may apply to any court of competent jurisdiction for the appointment of a new Rights Agent. Any successor Rights Agent, whether appointed by the Corporation or by such a court, must be a corporation incorporated under the laws of Canada or a province thereof and authorized to carry on the business of a trust company in the Province of British Columbia. After appointment, the successor Rights Agent will be vested with the same powers, rights, duties and responsibilities as if it had been originally named as Rights Agent without further act or deed; but the predecessor Rights Agent shall deliver and transfer to the successor Rights Agent any property at the time held by it hereunder, and execute and deliver any further assurance, conveyance, act or deed necessary for the purpose. Not later than the effective date of any such appointment, the Corporation will file notice thereof in writing with the predecessor Rights Agent and each transfer agent of the Common Shares and mail a notice thereof in writing to the holders of the Rights in accordance with Section 5.9. Failure to give any notice provided for in this Section 4.4, however, or any defect therein, shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of the successor Rights Agent, as the case may be.

ARTICLE 5 MISCELLANEOUS

5.1                     Redemption, Waiver, Extension and Termination

5.1.1                  Subject to the prior consent of the holders of Voting Shares or Rights obtained as set forth in Section 5.4.1 or 5.4.2, as applicable, the Board of Directors acting in good faith may, at any time prior to the later of the Stock Acquisition Date and the Separation Time, elect to redeem all but not less than all of the then outstanding Rights at a redemption price of $0.00001 per Right, appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 if an event of the type analogous to any of the events described in Section 2.3 shall have occurred (such redemption price being herein referred to as the “Redemption Price”).

5.1.2                  The Board of Directors shall waive the application of Section 3.1 in respect of the occurrence of any Flip-in Event if the Board of Directors has determined in good faith, following the Stock Acquisition Date and prior to the Separation Time, that a Person became an Acquiring Person by inadvertence and without any intention to become, or knowledge that it would become, an Acquiring Person under this Agreement and, in the event that such a waiver is granted by the Board of Directors, such Stock Acquisition Date shall be deemed not to have occurred. Any such waiver pursuant to this Section 5.1.2 may only be given on the condition that such Person, within 14 days after the foregoing determination by the Board of Directors or such later date as the Board of Directors may determine (the “Disposition Date”), has reduced its Beneficial Ownership of Voting Shares such that the Person is no longer an Acquiring Person. If the Person remains an Acquiring Person at the Close of Business on the Disposition Date, then the Disposition Date shall be deemed to be the date of occurrence of a further Stock Acquisition Date and Section 3.1 shall apply thereto.

5.1.3                  In the event that a Person acquires Voting Shares pursuant to a Permitted Bid or an Exempt Acquisition referred to in Section 5.1.4, then the Board of Directors shall, immediately upon the consummation of such acquisition and without further formality, be deemed to have elected to redeem the Rights at the Redemption Price.

5.1.4                  The Board of Directors acting in good faith may, prior to the occurrence of the relevant Flip-in Event, upon prior written notice delivered to the Rights Agent, determine to waive the application of Section 3.1 to a Flip-in Event that may occur by reason of a Take-over Bid made by means of a Take-over Bid circular to all holders of record of Voting Shares;

provided that, if the Board of Directors waives the application of Section 3.1 to a particular Take-over Bid pursuant to this Section 5.1.4, then the Board of Directors shall be deemed to have waived the application of Section 3.1 to any other Take-over Bid made by means of a Take-over Bid circular to all holders of record of Voting Shares prior to the expiry of any Take-over Bid in respect of which a waiver is, or is deemed to have been, granted under this Section 5.1.4.

5.1.5                  The Board of Directors may, prior to the Close of Business on the eighth Business Day following a Stock Acquisition Date or such later Business Day as it may from time to time determine, upon prior written notice delivered to the Rights Agent, waive the application of Section 3.1 to the related Flip-in Event; provided that the Acquiring Person has reduced its Beneficial Ownership of Voting Shares (or has entered into a contractual arrangement with the Corporation, acceptable to the Board of Directors, to do so within 10 days of the date on which such contractual arrangement is entered into or such later date as the Board of Directors may determine) such that, at the time the waiver becomes effective pursuant to this Section 5.1.5, such Person is no longer an Acquiring Person. In the event of such a waiver becoming effective prior to the Separation Time, for the purposes of this Agreement, such Flip-in Event shall be deemed not to have occurred.

5.1.6                  Where a Take-over Bid that is not a Permitted Bid Acquisition is withdrawn or otherwise terminated after the Separation Time has occurred and prior to the occurrence of a Flip-in Event, or if the Board of Directors grants a waiver under Section 5.1.5 after the Separation Time, then the Board of Directors may elect to redeem all the outstanding Rights at the Redemption Price. Upon the Rights being redeemed pursuant to this Section 5.1.6, all of the provisions of this Agreement shall continue to apply as if the Separation Time had not occurred and Rights Certificates representing the number of Rights held by each holder of record of Common Shares at the Separation Time had not been mailed to each such holder and for all purposes of this Agreement the Separation Time shall be deemed not to have occurred and the Corporation shall be deemed to have issued replacement Rights to the holders of its then outstanding Common Shares.

5.1.7                  If the Board of Directors is deemed under Section 5.1.3 to have elected or elects under Section 5.1.1 or 5.1.6 to redeem the Rights, then the right to exercise the Rights will thereupon, without further action and without notice, terminate and the only right thereafter of the holders of Rights shall be to receive the Redemption Price.

5.1.8                  Within 10 days after the Board of Directors is deemed under Section 5.1.3 to have elected or elects under Section 5.1.1 or 5.1.6 to redeem the Rights, the Corporation shall give notice of redemption to the holders of the then outstanding Rights by mailing such notice to each such holder at his last address as it appears upon the Rights Register or, prior to the Separation Time, on the registry books of the transfer agent for the Voting Shares. Any notice which is mailed in the manner herein provided shall be deemed given, whether or not the holder receives the notice. Each such notice of redemption will state the method by which the payment of the Redemption Price will be made, and will state that no payment will be made to holders entitled to less than $10, in accordance with Section 5.1.9.

5.1.9                  The Corporation shall not be obligated to make a payment of the Redemption Price to any holder of Rights unless such holder is entitled to receive at least $10 in respect of all of the Rights held by such holder.

5.2                     Expiration

                          No Person will have any rights pursuant to this Agreement or in respect of any Right after the Expiration Time, except in respect of any right to receive cash, securities or other property which has accrued at the Expiration Time and except as specified in Sections 4.1.1 and 4.1.2.

5.3                     Issuance of New Rights Certificates

                          Notwithstanding any of the provisions of this Agreement or of the Rights to the contrary, the Corporation may, at its option, issue new Rights Certificates evidencing Rights in such form as may be approved by its Board of Directors to reflect any adjustment or change in the number or kind or class of shares purchasable upon exercise of Rights made in accordance with the provisions of this Agreement.

5.4                     Supplements and Amendments

5.4.1                  Subject to Sections 5.4.2 and 5.4.3, the Corporation may from time to time amend, vary or delete any of the provisions of this Agreement and the Rights provided that no amendment, variation or deletion made on or after the first shareholders meeting after the date hereof, shall be made without the prior consent of the shareholders of the Corporation or holders of the Rights, given as provided in Section 5.4.2, except that amendments, variations or deletions made for any of the following purposes shall not require such prior approval but shall be subject to subsequent ratification in accordance with Section 5.4.2:

(a)	in order to make such changes as are necessary in order to maintain the validity of this Agreement and the Rights as a result of any change in any applicable legislation, regulations or rules; or

(b)	in order to make such changes as are necessary in order to cure any clerical or typographical error.

5.4.2                  Any amendment, variation or deletion made by the Board of Directors pursuant to Section 5.4.1 shall if made:

(a)
prior to the Separation Time, be submitted to the shareholders of the Corporation at the next meeting of shareholders and the shareholders may, by resolution passed by a majority of the votes cast by Independent Shareholders who vote in respect of such amendment, variation or deletion, confirm or reject such amendment or supplement; or

(b)
after the Separation Time, be submitted to the holders of Rights at a meeting to be held on a date not later than the date of the next meeting of shareholders of the Corporation and the holders of Rights may, by resolution passed by a majority of the votes cast by the holders of Rights which have not become void pursuant to Section 3.1.2 who vote in respect of such amendment, variation or deletion, confirm or reject such amendment or supplement.

Any amendment, variation or deletion pursuant to Section 5.4.1 shall be effective from the later of the date of the consent of the holders of Voting Shares or Rights, as applicable, adopting such amendment, variation or deletion and the date of approval thereof by the Exchange (except in the case of another amendment, variation or deletion referred to in Section 5.4.1(a) or (b), which shall be effective from the later of the date of the resolution of the Board of Directors adopting such amendment, variation or deletion and the date or approval thereof by the Exchange and shall continue in effect until it ceases to be effective (as in this Section 5.4.2 described) and, where such amendment, variation or deletion is confirmed, it shall continue in effect in the form so confirmed). If an amendment, variation or deletion pursuant to Section 5.4.1(a) or (b) is rejected by the shareholders or the holders of Rights or is not submitted to the shareholders or holders of Rights as required, then such amendment, variation or deletion shall cease to be effective from and after the termination of the meeting at which it was rejected or to which it should have been but was not submitted or from and after the date of the meeting of holders of Rights that should have been but was not held, and no subsequent resolution of the Board of Directors to amend, vary or delete any provision of this Agreement to substantially the same effect shall be effective until confirmed by the shareholders or holders of Rights, as the case may be.

5.4.3                  For greater certainty, neither the exercise by the Board of Directors of any power or discretion conferred on it hereunder nor the making by the Board of Directors of any determination or the granting of any waiver it is permitted to make or give hereunder shall constitute an amendment, variation or deletion of the provisions of this Agreement or the Rights, for purposes of this Section 5.4 or otherwise.

5.4.4                  The approval, confirmation or consent of the holders of Rights with respect to any matter arising hereunder shall be deemed to have been given if the action requiring such approval, confirmation or consent is authorized by the affirmative votes of the holders of Rights present or represented at and entitled to be voted at a meeting of the holders of Rights and representing a majority of the votes cast in respect thereof. For the purposes hereof, each outstanding Right (other than Rights which are void pursuant to the provisions hereof or which, prior to the Separation Time, are held otherwise than by Independent Shareholders) shall be entitled to one vote, and the procedures for the calling, holding and conduct of the meeting shall be those, as nearly as may be, which are provided in the Corporation’s bylaws and the BCCA with respect to meetings of shareholders of the Corporation.

5.5                     Fractional Rights and Fractional Shares

5.5.1                  The Corporation shall not be required to issue fractions of Rights or to distribute Rights Certificates which evidence fractional Rights. After the Separation Time there shall be paid, in lieu of such fractional Rights, to the registered holders of the Rights Certificates with regard to which fractional Rights would otherwise be issuable, an amount in cash equal to the same fraction of the Market Price of a whole Right.

5.5.2                  The Corporation shall not be required to issue fractional Common Shares upon exercise of the Rights or to distribute certificates that evidence fractional Common Shares. In lieu of issuing fractional Common Shares, the Corporation shall pay to the registered holder of Rights Certificates at the time such Rights are exercised as herein provided, an amount in cash equal to the same fraction of the Market Price of one Common Share at the date of such exercise.

5.6                     Rights of Action

                          Subject to the terms of this Agreement, rights of action in respect of this Agreement, other than rights of action vested solely in the Rights Agent, are vested in the respective holders of the Rights; and any holder of any Rights, without the consent of the Rights Agent or of the holder of any other Rights may, on such holder’s own behalf and for such holder’s own benefit and the benefit of other holders of Rights, enforce, and may institute and maintain any suit, action or proceeding against the Corporation to enforce, or otherwise act in respect of, such holder’s right to exercise such holder’s Rights in the manner provided in this Agreement and in such holder’s Rights Certificate. Without limiting the foregoing or any remedies available to the holders of Rights, it is specifically acknowledged that the holders of Rights would not have an adequate remedy at law for any breach of this Agreement and will be entitled to specific performance of the obligations under, and injunctive relief against actual or threatened violations of, the obligations of any Person subject to this Agreement.

5.7                     Holder of Rights Not Deemed a Shareholder

                          No holder, as such, of any Rights shall be entitled to vote, receive dividends or be deemed for any purpose the holder of Common Shares or any other securities which may at any time be issuable on the exercise of Rights, nor shall anything contained herein or in any Rights Certificate be construed to confer upon the holder of any Rights, as such, any of the rights of a shareholder of the Corporation or any right to vote for the election of directors or upon any matter submitted to shareholders at any meeting thereof, or to give or withhold consent to any corporate action, or to receive notice of meetings or other actions affecting shareholders (except as provided in Section 5.8) or to receive dividends or subscription rights or otherwise, until such Rights, shall have been exercised in accordance with the provisions hereof.

5.8                     Notice of Proposed Actions

                          In case the Corporation proposes after the Separation Time and prior to the Expiration Time to effect the liquidation, dissolution or winding up of the Corporation or the sale of all or substantially all of the Corporation’s assets, then, in each such case, the Corporation shall give to each holder of a Right, in accordance with Section 5.9, a notice of such proposed action, which shall specify the date on which such liquidation, dissolution, or winding up is to take place, and such notice shall be so given at least 20 Business Days prior to the date of the taking of such proposed action by the Corporation.

5.9                     Notices

                          Notices or demands authorized or required by this Agreement to be given or made to or by the Rights Agent, the holder of any Rights or the Corporation will be sufficiently given or made and shall be deemed to be received if delivered or sent by first-class mail, postage prepaid, or by facsimile machine or other means of printed telecommunication, charges prepaid and confirmed in writing by mail or delivery, addressed (until another address is filed in writing with the Rights Agent or the Corporation, as applicable), as follows:

(a)	if to the Corporation:

Northgate Minerals Corporation
406 – 815 Hornby Street
Vancouver, British Columbia v6Z 2E6

Attention: Chief Financial Officer
Facsimile: (604) 687-3419

(b)	if to the Rights Agent:

Computershare Trust Company of Canada
510 Burrard Street
Vancouver, British Columbia V6C 3B9

Attention: Manager, Client Services
Facsimile: (604) 661-9401

(c)	if to the holder of any Rights, to the address of such holder as it appears on the Rights Register or, prior to the Separation Time, on the registry books of the Corporation for the Common Shares.

Any notice which is mailed or sent or delivered in the manner herein provided for shall be deemed given and received whether or not the holder receives the notice.

5.10                   Costs of Enforcement

                          The Corporation agrees that if the Corporation or any other Person (the securities of which are purchasable upon exercise of Rights) fails to fulfil any of its obligations pursuant to this Agreement, then the Corporation or such Person will reimburse the holder of any Rights for the costs and expenses (including legal fees) incurred by such holder in actions to enforce his rights pursuant to any Rights or this Agreement.

5.11                   Regulatory Approvals

                          Any obligation of the Corporation or action or event contemplated by this Agreement, shall be subject to applicable law and to the receipt of any requisite approval or consent from any governmental or regulatory authority. Without limiting the generality of the foregoing, any issuance or delivery of debt or equity securities (other than non-convertible debt security) of the Corporation upon the exercise of Rights and any amendment to this Agreement shall be subject to the applicable prior consent of the stock exchanges on which the Corporation is from time to time listed.

5.12                   Declaration as to Non-Canadian and Non-United States Holders

                          If, upon the advice of outside counsel, any action or event contemplated by this Agreement would require compliance with the securities laws or comparable legislation of a jurisdiction outside of Canada and the United States of America, the Board of Directors acting in good faith may take such actions as it may deem appropriate to ensure that such compliance is not required, including without limitation establishing procedures for the issuance to a Canadian resident Fiduciary of Rights or securities issuable on exercise of Rights, the holding thereof in trust for the Persons entitled thereto (but reserving to the Fiduciary or to the Fiduciary and the Corporation, as the Corporation may determine, absolute discretion with respect thereto) and the sale thereof and remittance of the proceeds of such sale, if any, to the Persons entitled thereto. In no event shall the Corporation or the Rights Agent be required to issue or deliver Rights or securities issuable on exercise of Rights to Persons who are citizens, residents or nationals of any jurisdiction other than Canada and any province or territory thereof and the United States of America and any state thereof in which such issue or delivery would be unlawful without registration of the relevant Persons or securities for such purposes.

5.13                   Successors

                          All the covenants and provisions of this Agreement by or for the benefit of the Corporation or the Rights Agent shall bind and enure to the benefit of their respective successors and assigns hereunder.

5.14                   Benefits of this Agreement

                          Nothing in this Agreement shall be construed to give to any Person other than the Corporation, the Rights Agent and the holders of the Rights any legal or equitable right, remedy or claim under this Agreement; this Agreement shall be for the sole and exclusive benefit of the Corporation, the Rights Agent and the holders of the Rights.

5.15                   Shareholder Review

                          At or prior to the first annual meeting of shareholders of the Corporation following the third anniversary of the date of this Agreement, provided that a Flip-in Event has not occurred prior to such time, the Board of Directors shall submit a resolution ratifying the continued existence of this Agreement to the Independent Shareholders for their consideration and, if thought advisable, approval. If a majority of the votes cast by Independent Shareholders who vote in respect of such resolution are not voted in favour of the continued existence of this Agreement, then immediately upon the confirmation by the chairman of such shareholders’ meeting of the result of the vote on such resolution and without further formality, this Agreement and any outstanding Rights shall be of no further force and effect.

5.16                   Determinations and Actions by the Board of Directors

                          All actions, calculations, interpretations and determinations (including all omissions with respect to the foregoing) which are done or made by the Board of Directors for the purposes hereof, in good faith:

(a)	may be relied upon by the Rights Agent; and

(b)	shall not subject the Board of Directors to any liability to the holders of the Rights or to any other parties.

5.17                   Governing Law

                          This Agreement and the Rights issued hereunder shall be deemed to be a contract made under the laws of the Province of British Columbia and for all purposes will be governed by and construed in accordance with the laws of such province applicable to contracts to be made and performed entirely within such province.

5.18                   Language

                          Les parties aux présentes ont exigé que la présente convention ainsi que tous les documents et avis qui s’y rattachent ou qui en coulent soient redigés en langue anglaise. The parties hereto have required that this Agreement and all documents and notices related thereto or resulting therefrom be drawn up in English.

5.19                   Counterparts

                          This Agreement may be executed in any number of counterparts and each of such counterparts will for all purposes be deemed to be an original, and all such counterparts shall together constitute one and the same instrument.

5.20                   Severability

                          If any term or provision hereof or the application thereof to any circumstance is, in any jurisdiction and to any extent, invalid or unenforceable, such term or provision will be ineffective only to the extent of such invalidity or unenforceability without invalidating or rendering unenforceable the remaining terms and provisions hereof or the application of such term or provision to circumstances other than those as to which it is held invalid or unenforceable.

5.21                   Effective Date

                          This Agreement is effective as of and from March 11, 2004. If the Rights Plan is not confirmed by resolution passed by a majority of the votes cast by Independent Shareholders who vote in respect of such Rights Plan at a meeting to be held not later than September 11, 2004, then this Agreement and any outstanding Rights shall be of no further force and effect.

5.22                   Time of the Essence

                          Time shall be of the essence hereof.

                          IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed effective as of the date first above written.

NORTHGATE MINERALS CORPORATION

By: ____________________________

By: ____________________________

COMPUTERSHARE TRUST COMPANY OF CANADA

By: ____________________________

By: ____________________________

SCHEDULE A

                          to a Shareholder Rights Plan Agreement made as of [__________], between Northgate Minerals Corporation and Computershare Trust Company of Canada

Certificate No. [___________]	[___________] Rights

THE RIGHTS ARE SUBJECT TO REDEMPTION, AT THE OPTION OF THE CORPORATION, ON THE TERMS SET FORTH IN THE SHAREHOLDER RIGHTS PLAN AGREEMENT. UNDER CERTAIN CIRCUMSTANCES (SPECIFIED IN SECTION 3.1.2 OF SUCH AGREEMENT), RIGHTS BENEFICIALLY OWNED BY AN ACQUIRING PERSON, CERTAIN RELATED PARTIES OF AN ACQUIRING PERSON OR A TRANSFEREE OF AN ACQUIRING PERSON OR ANY SUCH RELATED PARTIES WILL BECOME VOID WITHOUT FURTHER ACTION.

RIGHTS CERTIFICATE

This certifies that [______________________________________] is the registered holder of the number of Rights set forth above, each of which entitles the registered holder thereof, subject to the terms, provisions and conditions of the Shareholder Rights Plan Agreement made as of March 11, 2004 (the “Rights Agreement”) between Northgate Minerals Corporation, a British Columbia corporation, (the “Corporation”) and Computershare Trust Company of Canada, a trust company incorporated under the laws of Canada, as Rights Agent (the “Rights Agent”), which term shall include any successor Rights Agent under the Rights Agreement), to purchase from the Corporation, at any time after the Separation Time and prior to the Expiration Time (as such terms are defined in the Rights Agreement), one fully paid common share of the Corporation (a “Common Share”) at the Exercise Price referred to below, upon presentation and surrender of this Rights Certificate, together with the Form of Election to Exercise appropriately completed and duly executed, to the Rights Agent at its principal office in Vancouver, British Columbia or Toronto, Ontario. Until adjustment thereof in certain events as provided in the Rights Agreement, the Exercise Price shall be $29.80 per Right (payable in cash, certified cheque or money order payable to the order of the Corporation).

The number of Common Shares which may be purchased for the Exercise Price is subject to adjustment as set forth in the Rights Agreement.

This Rights Certificate is subject to all of the terms, provisions and conditions of the Rights Agreement, which terms, provisions and conditions are hereby incorporated by reference and made a part hereof and to which Rights Agreement reference is hereby made for a full description of the rights, limitations of rights, obligations, duties and immunities thereunder of the Rights Agent, the Corporation and the holders of the Rights Certificates. Copies of the Rights Agreement are on file at the registered office of the Corporation and are available upon written request.

This Rights Certificate, with or without other Rights Certificates, upon surrender at the principal office of the Rights Agent in Vancouver, British Columbia or Toronto, Ontario may be exchanged for another Rights Certificate or Rights Certificates of like tenor evidencing an aggregate number of Rights equal to the aggregate number of Rights evidenced by the Rights Certificate or Rights Certificates surrendered. If this Rights Certificate shall be exercised in part, the registered holder shall be entitled to receive, upon surrender hereof, another Rights Certificate or Rights Certificates for the number of whole Rights not exercised.

In certain circumstances described in the Rights Agreement, each Right evidenced hereby may be adjusted so as to entitle the registered holder thereof to purchase or receive securities or shares in the capital of the Corporation other than Common Shares or more or less than one Common Share (or a combination thereof), all as provided in the Rights Agreement. The number of Common Shares which may be purchased for the Exercise Price is subject to adjustment as set forth in the Rights Agreement.

Subject to the provisions of the Rights Agreement, the Rights evidenced by this Certificate may be redeemed by the Corporation at a redemption price of $0.00001 per Right subject to adjustment in certain events.

No fractional Common Shares will be issued upon the exercise of any Right or Rights evidenced hereby, but in lieu thereof a cash payment will be made, as provided in the Rights Agreement.

No holder of this Rights Certificate, as such, shall be entitled to vote or receive dividends or be deemed for any purpose the holder of Common Shares or any other securities which may at any time be issuable upon the exercise hereof, nor shall anything contained in the Rights Agreement or herein be construed to confer upon the holder hereof, as such, any of the rights of a shareholder of the Corporation or any right to vote for the election of directors or upon any matter submitted to shareholders at any meeting thereof, or to give or withhold consent to any corporate action, or to receive notice of any meeting or other actions affecting shareholders (except as provided in the Rights Agreement), or to receive dividends or subscription rights or otherwise, until the Rights evidenced by this Rights Certificate shall have been exercised as provided in the Rights Agreement.

This Rights Certificate shall not be valid for any purpose until it shall have been countersigned by the Rights Agent.

WITNESS the facsimile signature of the proper officers of the Corporation.

Date: [______________________]

NORTHGATE MINERALS CORPORATION

By: ____________________________

By: ____________________________

COMPUTERSHARE TRUST COMPANY OF CANADA

By: ____________________________

By: ____________________________

FORM OF ELECTION TO EXERCISE

NORTHGATE MINERALS CORPORATION

The undersigned hereby irrevocably elects to exercise [_____________________] whole Rights represented by this Rights Certificate to purchase the Common Shares issuable upon the exercise of such Rights and requests that certificates for such Common Shares be issued in the name of and delivered to:

Rights Certificate No. [__________]

____________________________
Name

____________________________
Address

____________________________
City and Province

____________________________
Social Insurance No. or other
taxpayer identification numbers

If such number of Rights shall not be all the Rights evidenced by this Rights Certificate, a new Rights Certificate for the balance of such Rights shall be registered in the name of and delivered to:

____________________________
Name

____________________________
Address

____________________________
City and Province

____________________________
Social Insurance No. or other
taxpayer identification numbers

Date:______________________________	________________________________________________________
Signature

__________________________________ Written Signature Guaranteed	(Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever)

Signature must be guaranteed by a Canadian chartered bank or trust company, a member of a recognized stock exchange in Canada or a member of the Securities Transfer Association Medallion (STAMP) Program.

(To be completed by the holder if true)

The undersigned hereby represents, for the benefit of the Corporation and all holders of Rights and Common Shares, that the Rights evidenced by this Rights Certificate are not and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person or by an Affiliate or Associate of an Acquiring Person, any other Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of any such other Person (as such terms are defined in the Rights Agreement).

________________________________________________________ Signature

NOTICE

In the event that the certification set forth above in the Form of Election to Exercise is not completed, the Corporation shall deem the Beneficial Owner of the Rights represented by this Rights Certificate to be an Acquiring Person (as defined in the Rights Agreement) and, accordingly, such Rights shall be null and void.

FORM OF ASSIGNMENT

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto

__________________________________________
(Please print name and address of transferee)

the Rights represented by this Rights Certificate, together with all right, title and interest therein.

Date:______________________________	________________________________________________________
Signature

__________________________________ Written Signature Guaranteed	(Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever)

Signature must be guaranteed by a Canadian chartered bank or trust company, a member of a recognized stock exchange in Canada or a member of the Securities Transfer Association Medallion (STAMP) Program.

(To be completed by the assignor if true)

The undersigned hereby represents, for the benefit of the Corporation and all holders of Rights and Common Shares, that the Rights evidenced by this Rights Certificate are not and, to the knowledge of the undersigned have never been, Beneficially Owned by an Acquiring Person or by an Affiliate or Associate of an Acquiring Person, any other Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of any such other Person (as such terms are defined in the Rights Agreement).

________________________________________________________ Signature

________________________________________________________ (Please print name below signature)

NOTICE

In the event that the certification set forth above in the Form of Assignment is not completed, the Corporation shall deem the Beneficial Owner of the Rights represented by this Rights Certificate to be an Acquiring Person (as defined in the Rights Agreement) and, accordingly, such Rights shall be null and void.

SCHEDULE C

2007 SHARE OPTION PLAN

NORTHGATE MINERALS CORPORATION

2007 SHARE OPTION PLAN

1.0                   INTERPRETATION

1.1 Definitions

                        In the Plan, the following words and phrases will have the following meanings:

“Board of Directors” means the board of directors of the Corporation and includes any committee of independent directors appointed by the directors as contemplated by Section 3.1 hereof.

“Capital Reorganization” means (a) a subdivision, consolidation or reclassification of the Shares into other shares or other securities; (b) a consolidation, amalgamation or merger of the Corporation with or into any other entity; or (c) a transfer (other than to one or more wholly-owned subsidiaries of the Corporation) of all or substantially all of the undertaking or the assets of the Corporation to another entity;

“Change of Control” means the acquisition by any person or by any person and a Joint Actor, whether directly or indirectly, of voting securities as defined in the Securities Act of the Corporation, which, when added to all other voting securities of the Corporation at the time held by such person or by such person and a Joint Actor, totals for the first time not less than 50% of the outstanding voting securities of the Corporation or the votes attached to those securities are sufficient, if exercised, to elect a majority of the Board of Directors of the Corporation.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Corporation” means Northgate Minerals Corporation, and any successor corporation resulting from the amalgamation of the Corporation and any other corporation or resulting from any other form of corporate reorganization.

“Director” means any director of the Corporation or of any of its Subsidiaries.

“Employee” means a person including a resident of the United States or outside of North America who is a permanent full-time or part-time employee of the Corporation or a Subsidiary who participates in the Corporation’s or any of its Subsidiaries’ regular benefit plans which fact will be determined exclusively by the Board of Directors in its sole judgment including, without limitation, any such person who is also an officer or a director of the Corporation or a Subsidiary. A person in temporary employment with the Corporation or a Subsidiary whose status is changed to that of employment on a permanent full-time or part-time basis, without a break in continuous employment, will be deemed for the purposes of the Plan to have entered the service of the Corporation or a Subsidiary, as applicable, on the date such employee’s temporary employment began.

“Exchange” means The Toronto Stock Exchange and any other stock exchange on which the Shares are listed for trading.

“Exchange Policy” means the policies, bylaws, rules and regulations of the Exchange governing the granting of options by the Corporation, as amended from time to time.

“Expiry Date” means not later than 10 years from the date of grant of the Option or, if Exchange Policy does not permit a term of 10 years for Options granted by the Corporation, not later than seven years from the date the Option is granted.

“Fair Market Value” means, with respect to any property, including, without limitation, any Shares, the fair market value of such property determined by such methods or procedures as are established from time to time by the Board of Directors. Unless otherwise determined by the Board of Directors, the fair market value of a Share as of a given date will be:

(a)	the price at which the last recorded sale of a board lot of Shares took place on the Exchange during the trading day immediately preceding the date in question; or

(b)	if there was no such sale, the weighted average trading price on the Exchange for the Shares for the five trading days immediately preceding the date in question.

“Incentive Stock Option” means an Option granted to a U.S. Participant that is intended to qualify as an “incentive stock option” within the meaning of Section 422 of the Code.

“Insider” has the meaning given to it in the Securities Act.

“Joint Actor” means a person acting “jointly or in concert with” another person as that phrase is interpreted in Section 96 of the Securities Act.

“Non-qualified Stock Option” means an Option granted to a U.S. Participant that is not an Incentive Stock Option.

“Officer” means any officer of the Corporation or of any of its subsidiaries as defined in the Securities Act.

“Option” means an option to acquire Shares granted under the Plan.

 “Option Agreement” means the written agreement between the Corporation and an Optionee relating to the granting of an Option, in the form or substantially in the form of Schedule A or Schedule B attached to the Plan, and containing such terms and conditions as are required by Exchange Policy and Securities Laws.

“Option Price” means the price at which Options may be granted in accordance with Exchange Policy and Securities Laws and means the price at which the last recorded sale of a board lot of Shares took place on the Exchange during the trading day immediately preceding the date of granting the Option or, if there was no such sale, the weighted average trading price on the Exchange for the Shares for the five trading days immediately preceding the date of granting the Option.

“Optionee” means an Employee, Director, Officer or Service Provider who is party to an Option Agreement.

“Outstanding Issue” is determined by Exchange Policy and by Securities Laws, and is based on the number of Shares that are outstanding immediately prior to the Share issuance in question, excluding Shares issued over the preceding one-year period pursuant to share options, share option plans, employee share purchase plans or any other compensation or incentive mechanism involving the issuance or potential issuance of Shares including a share purchase from treasury which is financially assisted by the Corporation by way of loan, guarantee or otherwise.

“Parent” means a “parent corporation” as defined in Section 424(e) of the Code.

“Plan” means this share option plan, as amended, from time to time.

“Securities Act” means the Securities Act (British Columbia), as amended, from time to time.

“Securities Laws” means the act, policies, bylaws, rules and regulations of the securities commissions governing the granting of options by the Corporation, as amended from time to time.

“Service Provider” means an Employee or Insider of the Corporation or any of its Subsidiaries and includes any other person who is engaged to provide either directly or through a corporation, ongoing management or consulting services to the Corporation or its affiliates.

“Shares” means the common shares in the capital of the Corporation as presently constituted, provided that upon any subdivision, consolidation or reorganization of such Shares or other change in the corporate structure or share capital of the Corporation and “Shares” will mean such common shares as are subdivided, consolidated, reorganized or changed, with such adjustment in the number thereof as may be thereby deemed appropriate by the Board of Directors.

 “Subsidiary” means a “subsidiary corporation” as defined in Section 424(f) of the Code, and includes a corporation located in Canada, the United States or outside of North America or other entity which is controlled by the Corporation and includes a joint venture in which the Corporation or an entity controlled by the Corporation participates. For the purposes of this definition, the Corporation controls a body corporate or other entity if:

(a)	in the case of a body corporate:

(i)
securities of the body corporate to which are attached more than 50% of the votes that may be cast to elect directors of the body corporate are held, other than by way of security only, by or for the benefit of the Corporation; and

(ii)	the votes attached to those securities are sufficient, if exercised, to elect a majority of the directors of the body corporate; and

(b)	in the case of an entity other than a body corporate, more than 50% of the voting or equity interests of such entity are controlled, directly or indirectly, by or for the benefit of the Corporation.

“10% Shareholder” means a person who owns, taking into account the constructive ownership rules under Section 424(d) of the Code, more than 10% of the total combined voting power of all classes of shares of the Corporation, or of any Parent or Subsidiary of the Corporation.

“U.S. Participant” means a Director, Officer, Employee or Service Provider who is a U.S. citizen or a U.S. resident, in each case as defined in the Code.

“Vested” means that an Option has become exercisable in accordance with the terms of the Plan and any applicable Option Agreement.

1.2                   Gender

                        Throughout the Plan, words importing the masculine gender will be interpreted as including the female gender.

2.0                   PURPOSE OF THE PLAN

2.1                   The Plan

                        The Corporation hereby establishes the Plan for its Directors, Officers, Employees and Service Providers.

2.2                   Effective Date

                        The Plan will become effective upon the approval of the Plan by the shareholders of the Corporation; provided, however, that Options may be granted under the Plan prior to the receipt of approval of the Exchange. In the event that the Plan is not approved by the shareholders of the Corporation within 12 months after approval by the Board of Directors, the Plan will remain effective; provided, however, that any Incentive Stock Options granted under the Plan will be deemed to be Non-qualified Stock Options.

2.3                     Purpose

                          The purpose of the Plan is to attract and retain Directors, Officers, Employees or Service Providers to the Corporation and to motivate them to advance the interests of the Corporation by aligning their interests with those of the shareholders of the Corporation by affording them with the opportunity to acquire an equity interest in the Corporation through Options.

3.0                      GRANTING OF OPTIONS

3.1                     Administration

                          The Plan will be administered by the Board of Directors or, if the Board of Directors so elects, by an independent committee, which will consist of three persons, appointed by the Board of Directors from its independent members.

3.2                     Committee’s Recommendations

                          The Board of Directors may accept all or any part of recommendations of the independent committee or may refer all or any part thereof back to the independent committee for further consideration and recommendation.

3.3                     Grant by Resolution

                          The Board of Directors, on its own initiative, or an independent committee of the Board of Directors duly appointed for the purpose of administering the Plan, may, by resolution, designate all eligible persons who are Directors, Officers, Employees or Service Providers, or corporations employing or wholly owned by such Director, Officer, Employee or Service Provider, to whom Options should be granted and specify the terms of such Options which will be in accordance with Exchange Policy and Securities Laws.

3.4                     Terms of Option

                          The resolution of the Board of Directors will specify the number of Shares that should be placed under Option to each such Director, Officer, Employee or Service Provider, the exercise price to be paid for such Shares upon the exercise of each such Option. Each Option will be for a term of not less than seven years with vesting of 20% on the date of the grant of such Option and 20% each year thereafter to be 100% vested after 4 years.

3.5                     Option Agreement

                          Every Option granted under the Plan will be evidenced by an Option Agreement and, where not expressly set out in the Option Agreement, the provisions of such Option Agreement will conform to and be governed by the Plan. In the event of any inconsistency between the terms of any Option Agreement and the Plan, the terms of the Plan will govern.

3.6                     No Repricing and No Extension

                          Under no circumstances will any Option be repriced, backdated, replaced, extended or otherwise altered.

4.0                      CONDITIONS GOVERNING THE
                           GRANTING AND EXERCISING OF OPTIONS

4.1                     Exercise Price

                          The exercise price of an Option granted under the Plan will not be less than the Option Price at the time of granting the Options.

4.2                     Expiry Date

                          Each Option will, unless earlier terminated, expire on a date to be determined by the Board of Directors which will not be later than the Expiry Date.

4.3                     Different Exercise Periods, Prices and Number

                          The Board of Directors may, in its absolute discretion, but having regard to such matters as share price, return on equity, total return to shareholders, performance in comparison with the Corporation’s mining industry peer group or other such metrics which relate to results achieved per share, upon granting an Option under the Plan, and subject to the provisions of Section 7.3 hereof, specify a particular time period or periods following the date of granting the Option of not less than seven years during which the Optionee may exercise his Option to purchase Shares, may designate the exercise price and the number of Shares in respect of which such Optionee may exercise his Option during each such time period and will determine and impose terms upon which each Option will become Vested as provided in Section 3.4 hereof.

4.4                     Number of Shares to One Person

                          The number of Shares reserved for issuance to any one person pursuant to Options granted under the Plan will not exceed 5% of the outstanding Shares at the time of granting of the Options.

4.5                     Directors

                          In determining the number of Options, if any, to be granted to non-executive Directors in the aggregate, the Board of Directors will not grant more than 1% of the outstanding Shares during the term of the Plan as provided in Section 10.8 hereof.

4.6                     Termination of Employment

                          If a Director, Officer, Employee or Service Provider ceases to be so engaged by the Corporation for any reason other than death, such Director, Officer, Employee or Service Provider will have such rights to exercise any Option not exercised prior to such termination within the lesser of three months from the date of the termination or the Expiry Date of the Option provided that if the termination is for just cause the right to exercise the Option will terminate on the date of termination unless otherwise determined by the Directors and subject to any employment agreement which is in effect between the Corporation and any Director, Officer, Employee or Service Provider.

4.7                     Death of Optionee

                          If a Director, Officer, Employee or Service Provider dies prior to the expiry of his Option, his legal representatives may, within the lesser of one year from the date of the

Optionee’s death or the Expiry Date of the Option, exercise that portion of an Option granted to the Director, Officer, Employee or Service Provider under the Plan which remains outstanding.

4.8                     Assignment

                          No Option granted under the Plan or any right thereunder or in respect thereof will be transferable or assignable otherwise than by testamentary disposition or pursuant to the laws of succession except that, if permitted by all applicable Securities Laws and the rules and policies of the Exchange, an Optionee will have the right to assign any Option granted to him hereunder to a trust or similar legal entity established by such Optionee.

4.9                     Notice

                          Options will be exercised only by written notice to the Corporation in accordance with the terms and conditions of the Plan and the applicable Option Agreement.

4.10                   Payment

                          Options may be exercised in whole or in part at any time prior to their lapse or termination. Shares purchased by an Optionee on exercise of an Option will be paid for in full at the time of their purchase.

4.11                   Securities Laws

                          Notwithstanding any other provision contained in the Plan, no holder may exercise any Option granted under the Plan and no Shares may be issued upon exercise of an Option unless such exercise and issuance are in compliance with all applicable Securities Laws.

5.0                      RESERVE OF SHARES FOR OPTIONS

5.1                     Sufficient Authorized Shares to be Reserved

                          Whenever the constating or charter documents of the Corporation limit the number of authorized Shares, a sufficient number of Shares will be reserved by the Board of Directors to satisfy the exercise of Options granted under the Plan. Shares that were the subject of Options that have lapsed or terminated will thereupon no longer be in reserve and may once again be subject to an Option granted under the Plan.

5.2                     Maximum Number of Shares to be Reserved Under the Plan

                          The aggregate number of Shares which may be subject to issuance pursuant to Options granted under the Plan will be 14,000,000 Shares, including 5,517,620 Shares allocated to options granted by the Corporation as at March 1, 2007 under its previous employee incentive plan.

5.3                     Maximum Number of Shares Reserved

                          Under no circumstances will the Plan, together with all of the Corporation’s other previously established or proposed share options, share option plans, employee share purchase plans or any other compensation or incentive mechanisms involving the issuance or potential issuance of Shares, result, at any time, in:

(a)	the number of Shares reserved for issuance pursuant to share options granted to Insiders exceeding 10% of the Outstanding Issue, subject to increase upon shareholder and Exchange approval;

(b)	the issuance to Insiders, within a one-year period, of a number of Shares exceeding 10% of the Outstanding Issue; or

(c)	the issuance to any one Insider, within a one-year period, of a number of Shares exceeding 5% of the Outstanding Issue.

6.0                     OPTIONS GRANTED TO U.S. PARTICIPANTS

6.1                     Maximum Number of Shares for Incentive Stock Options

                          Notwithstanding any other provision of the Plan to the contrary, the number of Shares available for granting Incentive Stock Options under the Plan may not exceed 14,000,000, subject to adjustment as provided in the Plan and subject to the provisions of Sections 422 and 424 of the Code.

6.2                     Designation of Options

                          The Option Agreement relating to any Option granted to a U.S. Participant will specify whether such Option is an Incentive Stock Option or a Non-qualified Stock Option. If no such specification is made, the Option will be:

(a)	an Incentive Stock Option to the extent that all of the requirements under the Code are satisfied; or

(b)	in all other cases, a Non-qualified Stock Option.

6.3                     Special Requirements for Incentive Stock Options

                          In addition to the other provisions of the Plan, and notwithstanding any other provision of the Plan to the contrary, the following limitations and requirements will apply to an Incentive Stock Option:

(a)
An Incentive Stock Option may be granted only to Employees, including a Director or Officer who is also an Employee, of the Corporation, or of any Parent or Subsidiary of the Corporation. For purposes of this Section 6.0, the term “Employee” means a person who is an Employee for purposes of the Code, and the term “Subsidiary” means a “subsidiary corporation” as defined in Section 424(f) of the Code and does not include any partnership, joint venture or other non-corporate entity a controlling interest in which is owned, directly or indirectly, by or for the benefit of the Corporation.

(b)
The Corporation will not grant Incentive Stock Options in which the aggregate Fair Market Value, determined as of the date of grant, of the Shares with respect to which Incentive Stock Options are exercisable for the first time by any U.S. Participant during any calendar year, under the Plan and all other plans of the Corporation and of any Parent or Subsidiary of the Corporation, exceeds US $100,000 or any other limitation subsequently set forth in Section 422(d) of the Code.

(c)
The exercise price payable per Share upon exercise of an Incentive Stock Option will not be less than 100% of the Fair Market Value of a Share on the date of grant of such Incentive Stock Option; provided, however, that, in the case of the grant of an Incentive Stock Option to a U.S. Participant who, at the time such Incentive Stock Option is granted, is a 10% Shareholder, the exercise price payable per Share upon exercise of such Incentive Stock Option will be not less than 110% of the Fair Market Value of a Share on the date of grant of such Incentive Stock Option.

(d)
An Incentive Stock Option will terminate and no longer be exercisable no later than 10 years after the date of grant of such Incentive Stock Option; provided, however, that in the case of a grant of an Incentive Stock Option to a U.S. Participant who, at the time such Incentive Stock Option is granted, is a 10% Shareholder, such Incentive Stock Option will terminate and no longer be exercisable no later than five years after the date of grant of such Incentive Stock Option.

(e)
If a U.S. Participant who has been granted Incentive Stock Options ceases to be employed by the Corporation, or by any Parent or Subsidiary of the Corporation, for any reason, whether voluntary or involuntary, other than death, permanent disability or just cause, such Incentive Stock Option will be exercisable by the U.S. Participant, to the extent such Incentive Stock Option was Vested on the date of cessation of employment, at any time prior to the earlier of:

(i)	the date that is three months after the date of cessation of employment; or

(ii)	the expiration of the term of such Incentive Stock Option.

If a U.S. Participant who has been granted Incentive Stock Options ceases to be employed by the Corporation, or by any Parent or Subsidiary of the Corporation, because of the death or permanent disability of such U.S. Participant, such U.S. Participant, such U.S. Participant’s personal representatives or administrators, or any person or persons to whom such Incentive Stock Option is transferred by will or the applicable laws of descent and distribution, may exercise such Incentive Stock Option, to the extent such Incentive Stock Option was vested on the date of death or permanent disability, as the case may be, at any time prior to the earlier of:

(A)	the date that is six months after the date of death or permanent disability, as the case may be; or

(B)	the expiration of the term of such Incentive Stock Option.

If a U.S. Participant who has been granted Incentive Stock Options ceases to be employed by the Corporation, or by any Parent or Subsidiary of the Corporation, for cause, the right to exercise such Incentive Stock Option will terminate on the date of cessation of employment, unless otherwise determined by the Board of Directors. For purposes of this Section 6.0, the term “permanent disability” has the meaning assigned to that term in Section 22(e)(3) of the Code.

(f)	An Incentive Stock Option granted to a U.S. Participant may be exercised during such U.S. Participant’s lifetime only by such U.S. Participant.

(g)	An Incentive Stock Option granted to a U.S. Participant may not be transferred, assigned or pledged by such U.S. Participant, except by will or by the laws of descent and distribution.

7.0                     CHANGES IN OPTIONS

7.1                     Capital Reorganization

                          In the event of a Capital Reorganization, the number of Shares reserved for granting of Options and the price payable for any Shares that are then subject to Options will be adjusted accordingly such that any Optionee who exercises an Option after the effective date of the Capital Reorganization will be entitled to receive for the same aggregate exercise price the aggregate number of securities or other consideration that the Optionee would have been entitled to receive as a result of such Capital Reorganization if on the effective date of the Capital Reorganization the Optionee had been the registered holder of the number of Shares to which he or she was theretofore entitled upon the exercise of the Option.

7.2                     Share Dividend

                          In the event that the Shares are at any time changed as a result of the declaration of a share dividend thereon, the number of Shares reserved for granting of Options and the price payable for any Shares that are then subject to Options may be adjusted by the Board of Directors to such extent as they deem proper in their absolute discretion.

7.3                     Effect of a Take-Over Bid

                          If a bona fide offer (an “Offer”) for Shares is made to the Optionee or to shareholders of the Corporation generally or to a class of shareholders which includes the Optionee, which Offer, if accepted in whole or in part, would result in the offeror becoming a control person of the Corporation, within the meaning given to “control person” in the Securities Act, the Corporation will, immediately upon receipt of notice of the Offer, notify each Optionee of full particulars of the Offer, whereupon all Shares subject to such Option will become Vested and the Option may be exercised in whole or in part by the Optionee so as to permit the Optionee to tender the Shares received upon such exercise, pursuant to the Offer. However, if:

(a)	the Offer is not completed within the time specified therein; or

(b)	all of the Shares tendered by the Optionee pursuant to the Offer are not taken up or paid for by the offeror in respect thereof,

then the Shares received upon such exercise, or in the case of Section 7.3(b) hereof, the Shares that are not taken up and paid for, may be returned by the Optionee to the Corporation and reinstated as authorized but unissued Shares and with respect to such returned Shares, the Option will be reinstated as if it had not been exercised and the terms upon which such Shares were to become Vested pursuant to this Section will be reinstated. If any Shares are returned to the Corporation under this Section 7.3, the Corporation will immediately refund the exercise price to the Optionee for such Shares.

7.4                     Acceleration of Expiry Date

                          If an Offer is made by an offeror at any time when an Option granted under the Plan remains unexercised, in whole or in part the Directors may, upon notifying each Optionee of full particulars of the Offer, declare all Shares issuable upon the exercise of Options granted under the Plan are Vested and declare that the Expiry Date for the exercise of all unexercised Options granted under the Plan is accelerated so that all Options will either be exercised or will expire prior to the date upon which Shares must be tendered pursuant to the Offer.

7.5                     Effect of a Change of Control

                          If a Change of Control occurs, all Shares subject to each outstanding Option will become Vested, whereupon such Option may be exercised in whole or in part by the Optionee.

8.0                     EXCHANGE POLICIES APPLIES

8.1                     Exchange Policy Applies

                          The Plan and the granting and exercise of any Options hereunder are also subject to such other terms and conditions as are set out from time to time in the Exchange Policy and any securities commission having authority and the Exchange Policy will be deemed to be incorporated into and become a part of the Plan. In the event of an inconsistency between the provisions of the Exchange Policy and of the Plan, the provisions of such rules and policies will govern.

9.0                     AMENDMENT OF THE PLAN

9.1                     Board of Directors May Amend

                          The Board of Directors may amend or terminate the Plan, but no such amendment or termination will, except with the written consent of the Optionees concerned, materially affect the terms and conditions of Options previously granted under the Plan which have not then been exercised or terminated.

9.2                     Exchange and Shareholder Approval

                          Any amendment to the Plan or Options granted pursuant to the Plan will not become effective until both Exchange and shareholder approval have been received.

10.0                    MISCELLANEOUS PROVISIONS

10.1                   Other Plans Not Affected

                          The Plan is in addition to any other existing plans and will not in any way affect the policies or decisions of the Board of Directors in relation to the remuneration of Directors, Officers, Employees and Service Providers.

10.2                   No Rights Until Option Exercised

                          An Optionee will be entitled to the rights pertaining to share ownership, such as to dividends, voting and participation in the event of a winding-up, only with respect to Shares that have been fully paid for and issued to him upon exercise of an Option.

10.3                   No Right to Employment

                          The Plan will not confer upon any Optionee any right with respect to continuation of such Optionee’s employment, consulting or other service relationship with the Corporation, and will not interfere in any way with the Corporation’s right to terminate such Optionee’s employment, consulting or other service relationship at any time, with or without cause.

10.4                   U.S. Tax Withholding

                          In order to comply with all applicable U.S. federal, state and local income tax laws and regulations, the Corporation may take such action as it deems appropriate to ensure that all applicable U.S. federal, state or local payroll, withholding, income and other taxes that are required to be withheld or collected from such U.S. Participant are properly withheld or collected. Each U.S. Participant who has exercised an Option shall, immediately upon notification of the amount due, if any, pay to the Company in cash or by cheque amounts necessary to satisfy any such tax withholding requirement. If additional withholding is or becomes required (as a result of exercise of an Option or as a result of disposition of Shares acquired pursuant to exercise of an Option) beyond the amount deposited before delivery of the Shares, the U.S. Participant shall pay such amount, in cash or by cheque, to the Corporation on demand. If a U.S. Participant fails to pay the amount demanded, the Corporation may withhold that amount from other amounts payable to the U.S. Participant, including salary, subject to applicable law. The Board of Directors, in its discretion and subject to such additional terms and conditions as it may adopt, may permit a U.S. Participant, subject to applicable laws, to satisfy such tax obligation by:

(a)	electing to have the Corporation withhold a portion of the Shares otherwise to be delivered upon exercise of such Option having a Fair Market Value equal to the amount of such taxes; or

(b)
delivering to the Corporation Shares, other than Shares issuable upon exercise of such Option, having a Fair Market Value equal to the amount of such taxes. The election, if any, must be made on or before the date that the amount of tax to be withheld is determined.

10.5                   No Trust Fund

                          Neither the Plan nor any Option will create or be construed to create a trust or separate fund of any kind or a fiduciary relationship between the Corporation and an Optionee or any other person. To the extent that any Optionee acquires a right to receive payments from the Corporation pursuant to an Option, such right will be no greater than the right of any unsecured general creditor of the Corporation.

10.6                   Governing Law

                          The validity, construction and effect of the Plan and any Option Agreement will be determined in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.

10.7                   Matters Decided by the Corporation

                          Any act or matter to be taken or decided by the Corporation under the Plan may be taken or decided by the Board of Directors, unless otherwise expressly set forth in the Plan.

10.8                   Term of the Plan

                          No Options will be granted under the Plan after 10 years from the date of shareholder approval of the Plan unless the term is extended by the shareholders of the Corporation. However, unless otherwise expressly provided for in the Plan or in an applicable

Option Agreement, any Option previously granted may extend beyond the end of such 10-year period, and the authority of the Board of Directors with respect to the Plan and any Options to amend the Plan, will extend beyond the end of such 10-year period.

SCHEDULE A

NORTHGATE MINERALS CORPORATION
2007 SHARE OPTION PLAN
OPTION AGREEMENT

                          This Option Agreement is entered into between NORTHGATE MINERALS CORPORATION (the “Corporation”) and the Optionee named below pursuant to the 2007 Share Option Plan (the “Plan”), a copy of which is attached hereto, and confirms that:

(a)	on [ insert grant date ] (the “Grant Date”);

(b)	[ INSERT NAME ] (the “Optionee”);

(c)	was granted the option (the “Option”) to purchase [ insert # of shares ] common shares (the “Option Shares”) of the Corporation;

(d)	for the price (the “Option Price”) of $_________ per Option Share;

(e)	which will be exercisable (“Vested”) beginning on _____________, 20____; and

(f)	terminating on the [ insert date ] (the “Expiry Date”);

all on the terms and subject to the conditions set out in the Plan. For greater certainty, once the Option Shares have become Vested, they continue to be exercisable until the termination or cancellation thereof as provided in this Option Agreement and the Plan.

                          This Option will be exercisable by delivery of an Exercise Notice in the form attached as Appendix 1, duly completed and signed by the Optionee.

                          By signing this Option Agreement, the Optionee acknowledges that the Optionee has read and understands the Plan and agrees to the terms and conditions of the Plan and this Option Agreement.

                          IN WITNESS WHEREOF the parties hereto have executed this Option Agreement as of the ____ day of _____________, 20____.

NORTHGATE MINERALS CORPORATION

Per:  _________________________________
          Authorized Signatory

[ OPTIONEE ]

Per:  _________________________________
          Authorized Signatory

SCHEDULE B

NORTHGATE MINERALS CORPORATION
2007 SHARE OPTION PLAN
OPTION AGREEMENT FOR U.S. PARTICIPANT

                          This Option Agreement is entered into between NORTHGATE MINERALS CORPORATION (the “Corporation”) and the Optionee named below pursuant to the 2007 Share Option Plan (the “Plan”), a copy of which is attached hereto, and confirms that:

(a)	on [ insert grant date ] (the “Grant Date”);

(b)	[ INSERT NAME ] (the “Optionee”);

(c)	was granted the option (the “Option”) to purchase [ insert # of shares ] common shares (the “Option Shares”) of the Corporation;

(d)	for the price (the “Option Price”) of $_________ per Option Share;

(e)	which will be exercisable (“Vested”) as to _____________; beginning on ____________, 20 ____ [if any vesting provisions apply]

(f)	terminating on the [ insert date ] (the “Expiry Date”); and

(g)	the Option is intended to qualify for U.S. federal income tax purposes as [circle one]:

(i)	an Incentive Stock Option; or

(ii)	a Non-qualified Stock Option

all on the terms and subject to the conditions set out in the Plan. For greater certainty, once the Option Shares have become Vested, they continue to be exercisable until the termination or cancellation thereof as provided in this Option Agreement and the Plan.

                          This Option will be exercisable by delivery of an Exercise Notice in the form attached as Appendix 1, duly completed and signed by the Optionee.

                          By signing this Option Agreement, the Optionee acknowledges that the Optionee has read and understands the Plan and agrees to the terms and conditions of the Plan and this Option Agreement.

                          IN WITNESS WHEREOF the parties hereto have executed this Option Agreement as of the ____ day of _____________, 20____.

NORTHGATE MINERALS CORPORATION

Per:  _________________________________
          Authorized Signatory

[ OPTIONEE ]

Per:  _________________________________
          Authorized Signatory

APPENDIX 1

NORTHGATE MINERALS CORPORATION
2007 SHARE OPTION PLAN
EXERCISE NOTICE

Northgate Minerals Corporation
Suite 406 – 815 Hornby Street
Vancouver, British Columbia
V6Z 2E6

Attention :       Chairman

                          Effective as of today, ___________, 20____, the undersigned Optionee hereby elects to exercise my Optionee’s Option to purchase ___________ common shares (the “Shares”) of Northgate Minerals Corporation (the “Corporation”) at $_____________ per share under and pursuant to the 2007 Share Option Plan (the “Plan”) and the Share Option Agreement dated ___________, 20____, (the “Option Agreement”). I enclose herewith a certified cheque or bank draft for $_____________. In connection with such exercise, the undersigned Optionee represents, warrants and covenants to the Corporation (and acknowledges that the Corporation is relying thereon) that: [ check one ]

___	1.

the undersigned is not a U.S. person (the definition of which includes, but is not limited to, a person resident in the United States, a partnership or corporation organized or incorporated under the laws of the United States, and a trust or estate of which any trustee, executor or administrator is a U.S. person), the undersigned was not offered the Shares in the United States and the options are not being exercised within the United States or for the account or benefit of a U.S. person. The terms “United States” and “U.S. person” are as defined by Rule 902 of Regulation S under the United States Securities Act of 1933, as amended (the “1933 Act”); or

___	2.	paragraph 1 does not apply.

The foregoing representations, warranties and covenants are made by the undersigned with the intent that they be relied upon in determining whether the Shares may be issued under applicable securities laws. The undersigned undertakes to notify the Corporation immediately of any change in any representation, warranty or other information relating to the undersigned set forth herein which takes place prior to the date of issuance of the Shares.

Registration of the share certificate to the following name and address:

Name:       _______________________________

Address:   _______________________________
                 _______________________________
                 _______________________________

Delivery of the share certificate to the following address:

☐       Same as above or:

Delivery:   _______________________________

Address:    _______________________________
                  _______________________________
                  _______________________________

Attention:  _______________________________

___________________________________________________ (Signature of Optionee)

___________________________________________________ (Name of Optionee — please print)

SCHEDULE D

ORDINARY RESOLUTION
APPROVING AND ADOPTING
THE 2007 SHARE OPTION PLAN

                          BE IT RESOLVED AS AN ORDINARY RESOLUTION that:

(a)	the 2007 Share Option Plan of the Corporation (the “2007 Share Option Plan”), as described in the Information Circular dated March 29, 2007, be and is hereby approved and adopted;

(b)
the Corporation be authorized to grant stock options pursuant to and subject to the terms and conditions of the 2007 Share Option Plan, entitling the option holders to purchase up to that number of common shares in the capital of the Corporation that, together with the shares reserved for issuance under the previously established share option plan of the Corporation, would equal a maximum of 14,000,000 common shares in the capital of the Corporation, including common shares allocated to options granted by the Corporation under its previously established employee share option plan;

(c)	the directors be authorized to revoke this resolution before it is acted upon without requiring further approval of the shareholders of the Corporation in that regard; and

(d)
any one director or officer of the Corporation be and is hereby authorized and directed, for and on behalf of the Corporation, to perform all such acts and deeds and things and execute, under the corporate seal of the Corporation or otherwise, deliver and file all documents and instruments and take such other actions as such director or officer may determine to be necessary or desirable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such documents or instruments and the taking of any such actions.

D-1

SCHEDULE E

NORTHGATE MINERALS CORPORATION

CORPORATE GOVERNANCE COMPLIANCE TABLE

                          The following table sets out the corporate governance practices of the Corporation with respect to NI 58-101. The Corporation constantly monitors evolving best practices for corporate governance.

	GOVERNANCE DISCLOSURE GUIDELINE UNDER NI 58-101		COMMENTS

1.	Board of Directors

	(a)	Disclose the identity of the directors who are independent.
The Board has determined that seven of the eight directors are “independent” within the meaning of NI 58-101 and one is not independent. The Board considers that C. William Daniel, O.C., Patrick D. Downey, Douglas P. Hayhurst, F.C.A., Keith C. Hendrick, Klaus V. Konigsmann, Terrence A. Lyons (Non-Executive Chairman) and Conrad A. Pinette are independent directors.

	(b)	Disclose the identity of the directors who are not independent, and describe the basis for that determination.
The Board considers that Kenneth G. Stowe is not an independent director. Mr. Stowe is not an independent director because of his position as President and Chief Executive Officer of the Corporation. The Board is responsible for determining whether or not each director is an independent director. To do this, the Board analyzes all the relationships of the directors with the Corporation and its subsidiaries. Kenneth G. Stowe does not meet the meaning of independence as provided in NI 58-101 and was deemed to not be an independent director. More information about each director can be found on pages 5 and 6 of this Information Circular.

(c)
Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the Board of directors does to facilitate its exercise of independent judgement in carrying out its responsibilities.
The Board is comprised of eight directors, a majority of whom are independent.

GOVERNANCE DISCLOSURE GUIDELINE UNDER NI 58-101

(d)	If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identity both the director and the other issuer.

(e)
Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year. If the independent directors do not hold such meetings, describe what the Board does to facilitate open and candid discussion among its independent directors.

(f)
Disclose whether or not the chair of the Board is an independent director. If the Board has a chair or a lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the Board has neither a chair that is independent or a lead director that is independent, describe what the Board does to provide leadership for its independent directors.

COMMENTS

The following directors currently serve on the Board of the reporting issuers (or equivalent) listed below:

C. William Daniel, O.C.: Andrew Peller Limited Douglas P. Hayhurst,

Douglas P. Hayhurst, F.C.A:	Conexux Income Fund
Terence A. Lyons:	B.C. Pacific Capital Corporation Canaccord Capital Inc. Diamonds North Resources Ltd. Polaris Minerals Corporation General Minerals Corporation TTM Resources Inc.
Conrad A. Pinette:	Finning International Inc. A&W Revenue Royalties Income Fund TimberWest Forest Corporation
Kenneth G. Stowe:	Centenario Copper Corporation

The Compensation and Corporate Governance Committee many convene meetings of the Board without management present, whenever at least two members of the committee feel it is necessary. At least one meeting of independent directors is held in private each year to allow a more open and candid discussion. During the financial year ended December 31, 2006, there were 7 meetings of the independent directors that all took place immediately following meetings of the Board.

The Non-Executive Chairman of the Board, Terrence A. Lyons, is an independent director as he has not involved himself in day-to-day operations of the Corporation. The Corporation has appointed C. William Daniel, O.C., as lead director. Mr. Daniel is an independent director. The lead director is responsible for ensuring the oversight of independent directors.

GOVERNANCE DISCLOSURE GUIDELINE UNDER NI 58-101		COMMENTS

(g)	Disclose the attendance record of each director for all Board and committee meetings held since the beginning of the issuer’s most recently completed financial year.
During the financial year ended December 31, 2006, the Board held 14 meetings, the Audit Committee held 6 meetings, the Compensation and Corporate Governance Committee held 4 meetings, the Hedging Committee held 8 meetings and the Health, Safety and Environmental Committee held two meetings. The newly formed Mergers & Acquisitions Committee did not hold any meetings during the fiscal year ended December 31, 2006. Attendance at such meetings by the directors was as follows:

Board
C. William Daniel, O.C. (Lead):	14 of 14
Patrick D. Downey	14 of 14
Douglas P. Hayhurst, F.C.A	10 of 14
Keith C. Hendrick	13 of 14
Klaus V. Konigsmann	14 of 14
Terrence A. Lyons
(Non-Executive Chairman)	14 of 14
Conrad A. Pinette	13 of 14
Kenneth G. Stowe	14 of 14

Audit Committee
Patrick D. Downey (Chair)	6 of 6
Conrad A. Pinette	6 of 6
Douglas P. Hayhurst, F.C.A	5 of 6

Compensation and
Corporate Governance Committee
C. William Daniel, O.C. (Chair)	4 of 4
Keith C. Hendrick	3 of 4
Terrence A. Lyons	4 of 4

Hedging Committee
Patrick D. Downey	8 of 8
Terrence A. Lyons	8 of 8
Kenneth G. Stowe	8 of 8

Health, Safety and Environmental Committee
Klaus V. Konigsmann (Chair)	2 of 2
C. William Daniel, O.C.	2 of 2
Keith C. Hendrick	2 of 2
Kenneth G. Stowe (ex officio)	2 of 2

	GOVERNANCE DISCLOSURE GUIDELINE UNDER NI 58-101	COMMENTS

2.	Board Mandate

Disclose the text of the Board’s written mandate. If the Board does not have a written mandate, describe how the Board delineates its role and responsibilities.
The Board has responsibility for the supervision and management of the business of the Corporation and has adopted a formal mandate setting out the Board’s stewardship responsibilities, including overseeing the Corporation’s long-term strategy and its’ strategic investments, managing the principal risks of the Corporation, monitoring the Corporation’s financial performance, succession planning, overseeing policies and procedures, financial reporting and assessing the performance of the Board.

The text of the Board’s mandate is attached as Schedule F to this Information Circular. Copies of the Corporation’s board mandate, code of business conduct and charters of the Board and its committees can be found on the Corporation’s website at www.northgateminerals.com.

3.	Position Descriptions

(a)
Disclose whether or not the Board has developed position descriptions for the chair and the chair of each Board committee. If the Board has not developed written position descriptions for the chair and/or the chairs of each Board committee, briefly describe how the Board delineates the role and responsibilities of each such position.

The Board has developed written position descriptions for the Chairman of the Board and the chair of each of the Audit Committee, Compensation and Corporate Governance Committee and Health, Safety and Environmental Committee.

The primary role of the chair of each Board committee is managing the affairs of the committee, including ensuring the committee is organized properly, functions effectively and meets its obligations and responsibilities in accordance with the best practices of corporate governance.

(b)
Disclose whether or not the Board and CEO have developed a written position description for the CEO. If the Board and CEO have not developed such a position description, briefly describe how the Board delineates the role and responsibilities of the CEO.
The Board and Chief Executive Officer have developed a written position description for the Chief Executive Officer. The roles and responsibilities of the Chief Executive Officer are:
		•	developing the Corporation’s long and short term strategies and their implementation
		•	carrying out a comprehensive financing and operational planning process and monitoring the Corporation’s financial performance against the plan
		•	identifying opportunities and risks affecting the Corporation’s business and developing strategies for mitigation
		•	ensuring management development and succession planning

	GOVERNANCE DISCLOSURE GUIDELINE UNDER NI 58-101	COMMENTS

4.	Orientation and Continuing Education

(a) Briefly describe what measure the Board takes to orient new directors regarding: (i) the role of the Board; and (ii) the nature and operations of the issuer’s business.
The Corporation has a variety of orientation programs in place for new and current directors. All new directors receive a Board Manual containing a record of historical public information about the Corporation, as well as the charters of the Board and its committees, and other relevant corporate and business information. The Compensation and Corporate Governance Committee is responsible for reviewing and approving orientation and education programs for new members of the Board. The Board is responsible for ensuring new nominees fully understand the time commitment required of them as a director. Directors are afforded the opportunity to visit operations and receive detailed briefings from management.

(b)
Briefly describe what measures, if any, the Board takes to provide continuing education for its directors. If the Board does not provide continuing education, describe how the Board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

Senior management makes regular presentations to the Board on the main areas of the Corporation’s business. Directors are invited to tour the Corporation’s facilities. Directors are also encouraged to take professional development courses at the Corporation’s expense.

5.	Ethical Business Conduct

(a)
Disclose whether or not the Board has adopted a written code for the directors, officers and employees. If the Board has adopted a written code: (i) disclose how a person or company may obtain a copy of the code; (ii) describe how the Board monitors compliance with its code, or if the Board does not monitor compliance, explain whether and how the Board satisfies itself regarding compliance with its code; and (iii) provide a cross reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

The Corporation has adopted a code of business conduct and ethics for the Corporation and its subsidiaries. The code of business conduct and ethics has been filed on and is accessible through SEDAR at www.sedar.com and through the Corporation’s website at www.northgateminerals.com. A copy of the code of business conduct and ethics may be obtained, upon request, from the Corporation at 406 – 815 Hornby Street, Vancouver, British Columbia, V6Z 2E6. In order to monitor compliance with the code of business conduct and ethics, the Board requires each officer and director to certify their agreement and compliance with the code of business conduct and ethics on an annual basis. If any material waivers from the code of business conduct and ethics are granted to directors or officers of the Corporation, the board is required to disclose this in the next ensuing quarterly or annual report on the finances of the Corporation. There was no material change report filed since the beginning of the financial year ended December 31, 2005 with respect to any conduct of a director or executive officer that constitutes a departure from the code of business conduct and ethics.

	GOVERNANCE DISCLOSURE GUIDELINE UNDER NI 58-101		COMMENTS

(b)
Describe any steps the Board takes to ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.

Activities which may give rise to conflicts of interest are prohibited unless specifically approved by the Board or the Audit Committee. Each director must disclose all actual or potential conflicts of interest to the Board or the Audit Committee and refrain from voting on all matters in which such director has a conflict of interest. In addition, if a conflict of interest arises, the director must excuse himself or herself from any discussion or decision on any matter in which the director is precluded from voting as a result of a conflict of interest.

	(c)	Describe any other steps the Board takes to encourage and promote a culture of ethical business conduct.

The Corporation holds information and training sessions to promote compliance with laws, rules and regulations applicable to its business, including insider trading laws.

In addition to adopting the Corporation’s code of business conduct and ethics, the Board has adopted the Corporation’s disclosure policy that covers the accurate and timely communication of all important information and includes procedures for communicating with analysts by conference calls. This policy is reviewed annually. The disclosure policy can be found on the Corporation’s website at www.northgateminerals.com.

The Audit Committee has adopted a whistleblower policy in according with MI 52-110 to establish procedures for the treatment of complaints received by the Corporation regarding accounting and auditing matters. The whistleblower policy allows employees of the Corporation to confidentially report any accounting and auditing concerns they have with respect to the Corporation. The whistleblower policy can be found on the Corporation’s website at www.northgateminerals.com.

6.	Nomination of Directors

	(a)	Describe the process by which the Board identifies new candidates for Board nomination.
New nominees must have a respected record in general business management, special expertise in an area of strategic interest to the Corporation, the ability to devote the time required, show support for the Corporation’s mission and strategic objectives, and a willingness to serve. Independent advisors are retained to identify potential director candidates against criteria developed by the Compensation and Corporate Governance Committee.

(b)
Disclose whether or not the Board has a nominating committee composed entirely of independent directors. If the Board does not have a nominating committee composed entirely of independent directors, describe what steps the Board takes to encourage an objective nomination process.

The Board does not have a nominating committee. The Compensation and Corporate Governance Committee is responsible for proposing new nominees to the Board. The members of the Committee are C. William Daniel, O.C., (Chair), Keith C. Hendrick and Terrence A. Lyons, all of whom are independent directors.

	GOVERNANCE DISCLOSURE GUIDELINE UNDER NI 58-101		COMMENTS

	(c)	If the Board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.
The Compensation and Corporate Governance Committee is responsible for the ongoing assessment of the Board, committees and individual directors. The objective of this assessment is to maintain the structure and composition of the Board and committees in a way that provides, in the judgement of the Board, the best mix of competencies, skills and experience to provide the overall stewardship of the Corporation. The Committee identifies and recommends suitable director candidates. The Committee defines the relationship, roles and authority of the Board and management. The charter of the Compensation and Corporate Governance Committee can be found on the Corporation’s website at www.northgateminerals.com.

7.	Compensation

	(a)	Describe the process by which the Board determines the compensation for the issuer’s directors and officers.
The Board has determined that the directors and officers should be compensated in a form and amount which is appropriate for comparative organizations, having regard for such matters as time commitment, responsibility and trends in director and executive compensation. For more information regarding compensation paid to directors and executives, see pages 14 through 19 of this Information Circular.

(b)
Disclose whether or not the Board has a compensation committee composed entirely of independent directors. If the Board does not have a compensation committee composed entirely of independent directors, describe what steps the Board takes to ensure an objective process for determining such compensation.

The Compensation and Corporate Governance Committee is responsible for reviewing directors’ and executives’ compensation. All of the three members of this committee are independent directors. In order to ensure an objective process for determining compensation, the Committee retains an independent consultant to review industry trends against a mandate provided by the Committee. Recommendations are reviewed with management and reported to the Board. For more information, see pages 16 through 19 of this Information Circular.

	(c)	If the Board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.
The Compensation and Corporate Governance Committee is responsible for, amongst other things, (i) recommending directors’ compensation to the Board, (ii) developing and recommending management compensation policies, programs and levels to the Board to make sure they are aligned with shareholders’ interests and corporate performance, (iii) disclosing the Corporation’s approach to corporate governance and executive compensation, (iv) developing performance objectives for the Chief Executive Officer and assessing the Chief Executive Officer’s performance against them, and (v) reviewing succession plans for executive officers of the Corporation.

GOVERNANCE DISCLOSURE GUIDELINE UNDER NI 58-101	COMMENTS

To make its recommendation on directors’ and executives’ compensation, the Compensation and Corporate Governance Committee takes into account the types of compensation and the amounts paid to directors and officers of comparable publicly traded Canadian companies. The charter of the Compensation and Corporate Governance Committee can be found on the Corporation’s website at www.northgateminerals.com.

(d)
If a compensation consultant or advisor has, at any time since the beginning of the issuer’s most recently completed financial year, been retained to assist in determining compensation for any of the issuer’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.

The Corporation employed an independent consultant to assist in determining its compensation parameters during the financial year ended December 31, 2006. Mr. Roger Gurr, an independent compensation consultant with over 30 years of experience including a practice specializing in the resource sector, has been retained to review market trends, compensation and human resources and to recommend compensation levels for directors and senior officers. The Compensation and Corporate Governance Committee reviews Mr. Gurr’s report and recommends to the Board appropriate mid-point levels of compensation. Mr. Gurr performs no other assignments for the Corporation.

	GOVERNANCE DISCLOSURE GUIDELINE UNDER NI 58-101	COMMENTS

8.	Other Board Committees

If the Board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.
In addition to the Audit Committee and the Compensation and Corporate Governance Committee, the Board has a Health, Safety and Environmental Committee, a Hedging Committee and a Mergers & Acquisitions Committee.

The members of the Health, Safety and Environmental Committee are Klaus V. Konigsmann (Chair), C. William Daniel, O.C., Keith C. Hendrick and Kenneth G. Stowe (ex-officio). Three of the four members of this committee are independent directors. Kenneth G. Stowe is not an independent director because of his position as President and Chief Executive Officer of the Corporation. The Health, Safety and Environment Committee is responsible for monitoring the Corporation’s ongoing commitment to its principles and policies regarding health, safety, environmental and sustainability matters. The committee reviews the information systems, assessment procedures, and, if necessary, remedial procedures to ensure that the Corporation’s operations are in compliance with health, safety and environmental laws and regulations. The charter of the Health, Safety and Environmental Committee can be found on the Corporation’s website at www.northgateminerals.com.

The members of the Hedging Committee are Patrick D. Downey, Terrence A. Lyons, and Kenneth G. Stowe. Two of the three members of this committee are independent directors. Kenneth G. Stowe is not an independent director because of his position as President and Chief Executive Officer of the Corporation.. The Hedging Committee is responsible for helping the Corporation achieve the optimal risk profile that balances the benefits of protection against the risks of the business against the cost of hedging.

The members of the Mergers & Acquisitions Committee are C. William Daniel, O.C., Douglas P. Hayhurst, F.C.A., and Conrad A. Pinette. All members of this committee are independent directors. The Mergers & Acquisitions Committee assists the Board and management in reviewing and assessing potential acquisitions, strategic investments and divestitures.

	GOVERNANCE DISCLOSURE GUIDELINE UNDER NI 58-101	COMMENTS

9.	Assessments

Disclose whether or not the Board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the Board satisfies itself that the Board, its committees, and its individual directors are performing effectively.

The Compensation and Corporate Governance Committee evaluates the effectiveness of the Board, committees and individual directors. The committee, with the assistance of an outside consultant, surveys directors to provide feedback on the effectiveness of the Board. An outside consultant compiles the results to ensure confidentiality. The committee assesses the operation of the Board and the committees, the adequacy of information given to directors, communication between the Board and management and the strategic direction and processes of the Board and committees. The committee recommends changes to enhance the performance of the Board based on the survey feedback and director interviews.

SCHEDULE F

NORTHGATE MINERALS CORPORATION
MANDATE OF THE BOARD OF DIRECTORS

1.                       GENERAL MANDATE

                          The primary responsibility of the Board of Directors is to foster the long term success of Northgate Minerals Corporation (the “Corporation”) consistent with its fiduciary responsibility to the shareholders to maximize shareholder value and provide strategic oversight.

                          The Board of Directors has responsibility for the stewardship of the Corporation consistent with their powers and responsibilities under the Business Corporations Act (British Columbia) and other statutory and legal requirements generally applicable to directors of a business that is also a reporting issuer for securities purposes in Canada and is listed on the Toronto Stock Exchange.

2.                       IMPLEMENTATION

                          In order to carry out such stewardship, the Board of Directors:

(a)	provides leadership and vision to supervise the management of the business and affairs of the Corporation;

(b)	approves, and monitors the implementation of the Corporation’s long-term strategy including the strategy for each entity in which the Corporation has a significant ownership interest;

(c)	reviews and approves significant strategic investments, divestitures and alliances;

(d)	identifies matters that require prior approval of the Board;

(e)	identifies and assesses the principal risks inherent in the business activity of the Corporation as a whole and its investment in any major operating entity;

(f)
undertakes succession planning and approves the appointment of senior executives of the Corporation, reviewing their performance against the objective of maximizing shareholder value, measuring their contribution to that objective and overseeing the compensation policies and investment participation for those executives;

(g)	oversees the Disclosure Committee of the Corporation which has direct responsibility for the public disclosure policy and, prior to issuance, major shareholder communication;

(h)	establishes and monitors the codes, charters, mandates, policies and practices of the Corporation;

F-1

(i)	reviews the financial performance and reporting of the Corporation and assesses the integrity of the Corporation’s internal control and management information systems;

(j)	reviews and monitors the corporate governance practices and continuous disclosure of the Corporation as well as measures for receiving shareholder feedback;

(k)	assesses the performance of the Board of Directors both individually and as a whole;

(l)	to the extent feasible, satisfies itself as to the integrity of the CEO and other executive officers and ensures that the CEO and other executive officers create a culture of integrity throughout the Corporation;

(m)	sets out expectations and responsibilities of directors, including their basic duties and responsibilities with respect to attendance at Board meetings and advance review of meeting materials;

(n)	has developed clear position descriptions for the Chair of the Board, the Lead Director and the Chair of each Board committee;

(o)	has developed a clear position description for the CEO, which includes delineating management’s responsibilities;

(p)	reviews and approves the corporate goals and objectives that the CEO is responsible for meeting; and

(q)
ensures that all new directors receive a comprehensive orientation that allows the new director to fully understand the role of the Board and its committees, the nature and operation of the business as well as the individual contributions directors are expected to make.

                          In carrying out its responsibilities, the Board has adopted a code of business conduct and ethics to govern the behaviour of directors, officers and employees of the Corporation. The Board will monitor the compliance with such code and, should any material waivers be granted to any person, the Board will, as a matter of policy, cause this to be disclosed in the next ensuing quarterly or annual report of the Corporation.

                          The Board will establish its own codes, charters, mandates, policies and practices from time to time as may be necessary or advisable consistent with best practices, standards and corporate governance.

                          The Board will meet on at least a quarterly basis and will hold additional meetings as required or appropriate to deal with long-term strategic planning or other issues. Financial and other information will be made available to members of the Board of Directors several days

F-2

in advance of Board meetings in order to assure effectiveness of action at such meetings. Directors will all be encouraged to attend meetings in person wherever feasible. Attendance at meetings will be recorded in the minutes of the meetings.

                          Each of the Directors is expected to agree to an evaluation of his or her individual performance as well as to a review of the collective performance of the Board of Directors as a whole. Directors will be required to exercise their duties and responsibilities in a manner that is consistent with this mandate and with the best interests of the Corporation and its shareholders generally.

                          The Board will have the responsibility for the identification of prospective nominees to the Board, establishment and oversight of the performance of its committees, the appointment of members to serve on such committees and approval of their compensation.

3.                       RESOURCES

                          The Board of Directors will have the authority to retain legal, accounting and other consultants to advise it. The Board may request any officer or employee of the Corporation or its outside counsel or the external auditors to attend any meeting of the Board or to meet with any members of, or consultants to, the Board.

                          An individual director will be permitted to engage an outside advisor at the expense of the Corporation where for example he or she is placed in a conflict position through activities of the Corporation, but any such engagement will be subject to the prior approval of the Board or the Chair of the Audit Committee.